The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rules 424(b)(3)
Registration No. 333-159640

Subject to Completion, dated June 1, 2009

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 1, 2009)

10,000,000 Shares

Iconix Brand Group, Inc.

Common Stock

This is an offering of common stock of Iconix Brand Group, Inc. We are offering 9,200,000 shares of our common stock and the selling stockholders identified in this prospectus supplement, including our chairman of the board, president and chief executive officer, are offering 800,000 shares. We will not receive any proceeds from the sale of shares held by the selling stockholders.

Our common stock is listed on the Nasdaq Global Market under the symbol “ICON.” The last reported sale price of our common stock on June 1, 2009 was $16.82 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement.

	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to Iconix (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

We have granted the underwriters the option to purchase 1,500,000 additional shares of common stock from the Company on the same terms and conditions set forth above if the underwriters sell more than 10,000,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Barclays Capital, on behalf of the underwriters, expects to deliver the shares on or about June     , 2009.

Barclays Capital	Lazard Capital Markets

Credit Suisse

Prospectus Supplement dated June     , 2009

Prospectus Supplement

Prospectus

You should rely only on the information contained in this prospectus supplement or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by or on behalf of us. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement, accompanying prospectus or any

i

document incorporated by reference is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated June 1, 2009, gives more general information, some of which may not apply to this offering. You should read this prospectus supplement and the accompanying prospectus, including the information incorporated by reference and any free writing prospectuses we have authorized for use in connection with this offering, in their entirety before making an investment decision. To the extent there is a variation between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus on the other hand, you should rely on the information in this prospectus supplement.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference herein modifies or supersedes such statement. Any such statement or document so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus include trademarks, service marks and trade names owned by us or others. Candie’s®, Bongo®, Joe Boxer®, Rampage®, Mudd® and London Fog® are the registered trademarks of our wholly-owned subsidiary, IP Holdings LLC, or IP Holdings; Badgley Mischka® is the registered trademark of our wholly-owned subsidiary, Badgley Mischka Licensing LLC; Mossimo® is the registered trademark of our wholly-owned subsidiary, Mossimo Holdings LLC; Ocean Pacific®/OP® are the registered trademarks of our wholly-owned subsidiary, OP Holdings LLC; Danskin®/Danskin Now®, Rocawear®, Starter® and Waverly® are the registered trademarks of our wholly-owned subsidiary, Studio IP Holdings LLC; and Cannon®, Royal Velvet®, Fieldcrest® and Charisma® are the registered trademarks of our wholly-owned subsidiary, Official Pillowtex LLC. Artful Dodger™ is owned by Scion LLC, or Scion, a joint venture in which we have a 50% interest. Ed Hardy® is owned by Hardy Way, LLC, or Hardy Way, a limited liability company in which we have a 50% interest. Each of the other trademarks, trade names or service marks of other companies appearing in this prospectus supplement, the accompanying prospectus or the information incorporated by reference into this prospectus supplement and the accompanying prospectus is the property of its respective owner.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein contain statements that we believe are “forward-looking statements” as that term is used in the Private Securities Litigation Reform Act of 1995 and are intended to enjoy the protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry. Forward-looking statements include statements regarding our future financial position, performance and achievements, business strategy, and plans and objectives of management for future operations, and include those relating to, among other things:

•	future revenues, expenses and profitability;

•	the future development and expected growth of our business;

•	projected capital expenditures;

•	future outcomes of litigation and/or regulatory proceedings;

•	competition;

•	expectations regarding the retail sales environment;

•	continued market acceptance of our current brands and our ability to market and license brands we acquire;

•	our ability to continue identifying, pursuing and making acquisitions;

•	the ability of our current licensees to continue executing their business plans with respect to their product lines; and

•	our ability to continue sourcing licensees that can design, distribute, manufacture and sell their own product lines.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “will,” “could,” “estimate,” “project,” “predict,” “potential,” “continue,” “anticipate,” “believe,” “plan,” “seek,” “expect,” “future” and “intend” or the negative of these terms or other comparable expressions which are intended to identify forward-looking statements. These statements are only predictions and are not guarantees of future performance. They are subject to known and unknown risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause our actual results to differ materially from those expressed or forecasted in, or implied by, the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” below and elsewhere in this prospectus supplement and the accompanying prospectus, including in documents incorporated by reference herein and therein. Given these uncertainties, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our view only as of the date such statements are made.

Except as required by law, we assume no obligation to update these forward-looking statements or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements even if new information becomes available in the future.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus and does not contain all of the information you should consider in making your investment decision. To understand this offering fully, you should read this summary together with the more detailed information included elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus and any free writing prospectus we have authorized for use in connection with this offering. You should also carefully consider the matters discussed herein in the section entitled “Risk Factors.”

Unless otherwise specified or the context otherwise requires, the terms “Iconix,” “the Company,” “we,” “us” and “our” refer to Iconix Brand Group, Inc., a Delaware corporation, and all of its subsidiaries, and the term “you” refers to a prospective investor. The term “selling stockholders” refers, collectively, to the selling stockholders named in this prospectus supplement under the caption “Principal and Selling Stockholders.”

Our company

We are a brand management company engaged in licensing, marketing and providing trend direction for our portfolio of owned consumer brands. We currently own 17 brands: Candie’s, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd, London Fog, Mossimo, Ocean Pacific/OP, Danskin/Danskin Now, Rocawear, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter and Waverly. We license our brands to leading retailers, wholesalers and suppliers for use across a wide range of product categories, including apparel, footwear, sportswear, fashion accessories, home products and décor, and beauty and fragrance. In addition, we have a 50% investment in Scion LLC, a joint venture which owns the Artful Dodger brand and we own 50% of the membership interests in Hardy Way, LLC which owns the Ed Hardy brand and trademarks. Our brands are sold across a variety of distribution channels, from the mass tier to the luxury market. We support our brands with innovative advertising and promotional campaigns designed to increase brand awareness, and provide our licensees with coordinated trend direction to enhance product appeal and help maintain and build brand integrity.

Our business model

We believe we have an innovative business model. As opposed to operating companies that design, manufacture and distribute product, we transfer these responsibilities to our carefully selected licensees, allowing us to focus on the core elements of managing brands. As part of our licensing agreements, we maintain significant approval rights with respect to product design, packaging, channel selection and presentation to ensure consistency with our overall brand direction. Our model is further differentiated by our diverse portfolio of brands, which are sold in numerous channels across multiple product categories, as well as by our accelerated growth via acquisitions.

We believe our business model allows us to grow faster and generate higher margins with lower operating risk than under a traditional operator business model. Key aspects of our model include its:

•	applicability to a broad universe of consumer brands and product categories, including apparel and home products;

•	efficient approach to acquisitions, permitting us to quickly evaluate and integrate brand acquisitions;

•	scalable platform that enables us to add and manage new licenses with a minimal associated increase in infrastructure;

•	predictable base of minimum guaranteed royalties; and

•	low overhead, absence of inventory risk and minimal working capital and capital expenditure requirements.

Our business strengths

Our innovative business model differentiates us from other companies and enables us to generate strong financial results. Our business strengths include the following:

•

Diversified portfolio of iconic brands: We believe our diverse brand portfolio creates a natural hedge against the risks associated with dependence upon any single brand, product category or distribution channel. We seek to expand and diversify the types of licensed products being produced under our various brands, as well as diversify the channels within which licensed products are sold.

•

Broad and diversified network of licensees: We maintain a strong, diverse licensee network which enables us to identify and partner with best-in-class retailers and wholesalers who are leaders in their respective channels and/or product categories. This network also enables us to more easily add new licenses and product categories, replace licenses within existing product categories and quickly evaluate potential licensing streams for acquisition opportunities. As of March 31, 2009, we had granted approximately 200 direct-to-retail and wholesale licenses.

•

Demonstrated ability to increase brand value: We believe we have demonstrated an ability to build brand awareness and increase brand value through creative marketing, unified trend direction and careful selection of our licensees.

•

Established relationships with leading global retailers: We have strong relationships with many of the largest retailers in the world and believe that our existing retail relationships present additional opportunities for us, both with respect to our existing brands and with respect to potential future brands acquired by us.

•

Proven acquisition approach: We evaluate acquisition opportunities based primarily on brand strength and the viability of future royalty streams. This focus allows us to screen a wider pool of consumer brand candidates, identify acquisition targets more quickly and complete our due diligence more efficiently than traditional operating companies.

Acquisitions

Since October 2004, we have acquired or made investments relating to the following 17 brands:

Date acquired	Brand
October 2004	Badgley Mischka
July 2005	Joe Boxer
September 2005	Rampage
April 2006	Mudd
August 2006	London Fog
October 2006	Mossimo
November 2006	Ocean Pacific/OP
March 2007	Danskin/Danskin Now
March 2007	Rocawear
October 2007	Cannon, Royal Velvet, Fieldcrest and Charisma
December 2007	Starter
October 2008	Waverly

Date of investment	Brand
November 2007	Artful Dodger
May 2009	Ed Hardy

Our growth strategy

Our objective is to continue building a diversified portfolio of iconic consumer brands by successfully growing our existing portfolio and by adding leading brands that leverage our brand management expertise and existing infrastructure. To achieve our objective, we intend to:

•

extend our existing brands by adding additional product categories, expanding the brands’ distribution and retail presence and optimizing our licensees’ sales through innovative marketing that increases consumer awareness and loyalty;

•	continue our international expansion through additional licenses and joint ventures; and

•	continue acquiring consumer brands with high consumer awareness, broad appeal, applicability to a range of product categories and an ability to diversify our portfolio.

Additional information

We were incorporated under the laws of the State of Delaware in 1978. Our principal executive offices are located at 1450 Broadway, New York, New York 10018 and our telephone number is (212) 730-0030. Our website address, which we have included in this document as an inactive textual reference only, is www.iconixbrand.com. The information on our website does not constitute part of this prospectus supplement.

The Offering

The summary below is not intended to be complete. For a more detailed description of our common stock, see “Description of Capital Stock” in the accompanying prospectus.

Common stock offered by us	9,200,000 shares.

Common stock offered by selling stockholders	800,000 shares, including 511,759 shares to be issued upon exercise of options.

Common stock outstanding after this offering	shares.

Use of proceeds	We estimate that the net proceeds from shares sold by us in this offering will be approximately $ million. We intend to use these net proceeds for general corporate purposes, which may include, among other things, funding acquisitions, although we have no present commitments or agreements with respect to any such transactions. See “Use of Proceeds” for additional information.

We will not receive any proceeds from the sale of shares by the selling stockholders, including our chairman of the board, president and chief executive officer.

Risk Factors	Investing in our common stock involves substantial risks. You should carefully consider all the information in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein prior to investing in our common stock. In particular, we urge you to carefully consider the factors set forth under “Risk Factors.”

Dividend policy	We do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

Nasdaq Global Market symbol	“ICON”

Option to purchase additional shares of common stock	We have granted the underwriters an option to purchase up to 1,500,000 additional shares of our common stock from us. See “Underwriting.”

In this prospectus supplement, unless we specifically state otherwise, the number of shares of common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of May 1, 2009, plus (1) the shares to be sold by us in this offering and (2) the 511,759 shares that will be issued upon exercise of options held by selling stockholders and sold by them in this offering. As of May 1, 2009, we had 59,287,902 shares of common stock outstanding, excluding:

•	286,900 shares of common stock underlying warrants outstanding as of May 1, 2009 at a weighted average exercise price of $16.99 per share; and

•

3,727,137 shares of common stock underlying options outstanding as of May 1, 2009 at a weighted average exercise price of $4.54 per share, including 511,759 shares which will be issued upon the exercise of options by selling stockholders, and sold by them, in connection with this offering.

Unless we specifically state otherwise, information in this prospectus supplement regarding the number of shares of our common stock outstanding after this offering also assumes that (a) none of the circumstances necessary for the conversion of our outstanding 1.875% Convertible Senior Subordinated Notes due 2012 has occurred and (b) the underwriters do not exercise their option to purchase up to 1,500,000 additional shares of our common stock within 30 days after the date of this prospectus supplement.

Risk Factors

An investment in our common stock involves certain risks that a potential investor should carefully evaluate prior to making an investment in our common stock. See “Risk Factors” in this prospectus supplement and in the documents incorporated by reference herein.

Summary Consolidated Financial Information

The following tables set forth summary consolidated financial data for the periods and as of the dates indicated. The summary historical consolidated financial data presented as of December 31, 2008 and for the fiscal years ended December 31, 2008, 2007 and 2006 (“fiscal 2008,” “fiscal 2007,” and “fiscal 2006,” respectively) have been derived from our historical audited consolidated financial statements, which are included and/or incorporated by reference in this prospectus supplement and the accompanying prospectus. The summary historical consolidated financial data presented as of March 31, 2009 and for the three months ended March 31, 2009 and 2008 (the “Current Quarter” and “Prior Year Quarter,” respectively) have been derived from our unaudited condensed consolidated financial statements which are incorporated by reference in this prospectus supplement and the accompanying prospectus, which in the opinion of our management included all adjustments, consisting of primarily normal recurring adjustments, that we considered necessary for a fair presentation of our financial position and results of operations as of such date and for such unaudited periods. The historical results are not necessarily indicative of results to be expected for future periods, and results for the three months ended March 31, 2009 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2009.

The “as adjusted” information included in the balance sheet data as of March 31, 2009 gives effect, at that date, to our sale of 9,200,000 shares of common stock in this offering, the issuance of 511,759 shares upon the exercise of options by the selling stockholders at a weighted-average exercise price of $1.24 per share and our receipt of the estimated net proceeds therefrom, after deducting the underwriting discounts and commissions and other expenses of this offering. See “Use of Proceeds.” We adopted Financial Accounting Standards Board Staff Position APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion”, or FSP APB 14-1, and retrospectively applied it to all applicable periods presented herein.

	Three Months Ended March 31,		Fiscal Year Ended December 31,(3)
	2009	2008(1)	2008(1)	2007(1)	2006
(In thousands except per share data)
Consolidated statements of operations data:
Licensing and other revenue	$50,501	$55,667	$216,761	$160,004	$80,694
Selling, general and administrative expenses	16,270	18,711	73,816	44,254	24,527
Operating income(2)	34,177	36,765	142,052	121,789	53,673
Other expenses—net(5)	9,798	11,380	44,967	31,231	13,837
Net income(4)	15,649	16,521	62,908	60,264	32,501
Earnings per share:
Basic	$0.27	$0.29	$1.09	$1.06	$0.81
Diluted	$0.26	$0.27	$1.03	$0.98	$0.72
Weighted average number of common shares outstanding:
Basic	58,044	57,422	57,810	56,694	39,937
Diluted	60,892	61,350	61,248	61,426	45,274
Consolidated statements of cash flow data:(6)
Net cash provided by operating activities	$25,717	$19,126	$89,243	$83,687	$29,331

Cash flows used in investing activities:
Purchase of property and equipment	$(11)	$(438)	$(6,281)	$(134)	$(739)
Acquisition of Mudd	—	—	—	—	(46,728)
Purchase of London Fog trademarks	—	—	—	—	(31,034)
Acquisition of Mossimo, net of cash acquired	—	—	—	—	(85,438)
Acquisition of Ocean Pacific	—	—	—	—	(10,491)
Acquisition of Danskin	—	—	—	(71,302)	—
Acquisition of Rocawear	—	—	—	(206,057)	—
Acquisition of Official-Pillowtex	—	—	—	(233,781)	—
Acquisition of Starter	—	—	—	(60,319)	—
Acquisition of Artful Dodger by Scion LLC	—	—	—	(13,358)	—
Acquisition of Waverly	—	—	(27,619)	—	—
Investment in joint venture	—	—	(2,000)	—	—
Additions to trademarks	(58)	(106)	(1,420)	(215)	(2,328)
Payment of accrued expenses related to acquisitions	—	—	(1,630)	—	—
Earn-out payment on acquisition	(6,667)	—	(6,124)	—	—
Collection of promissory notes	—	500	1,000	—	—
Purchase of marketable securities	—	—	—	(196,400)	—
Sale of marketable securities	—	—	—	183,400	—

Net cash used in investing activities	$(6,736)	$(44)	$(44,074)	$(598,166)	$(176,758)

Net cash provided by (used in) financing activities	$(47,293)	$(14,652)	$(26,833)	$488,974	$213,406

(Footnotes on following page)

(1)	As adjusted, due to implementation of FSP APB 14-1.

(2)	Includes expenses related to specific litigation (formerly known as special charges) of $0.1 million and $0.2 million for the Current Quarter and the Prior Year Quarter, respectively, $0.9 million in fiscal 2008, a net benefit from expenses related to specific litigation of $6.0 million in fiscal 2007, and expenses related to specific litigation of $2.5 million in fiscal 2006.

(3)	During fiscal 2008, fiscal 2007 and fiscal 2006, we made one, four and four acquisitions, respectively.

(4)	In fiscal 2006, we recognized a net non-cash tax benefit of $6.2 million by reducing the valuation allowance on the deferred tax asset related to our net operating loss carryforwards.

(5)	Includes equity gain/loss on joint venture and other, which was a gain of less than $0.1 million for the Current Quarter, and a loss of $0.5 million for fiscal 2008. There was no such gain or loss in the other periods presented above.

(6)	The cash flow information provided in this table is a summary as it does not show the individual components of net cash provided by operating activities or net cash provided by financing activities and should be read in the context of the complete cash flow statements included in our financial statements, which are included herein and/or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Consolidated balance sheet data (in thousands):	As of December 31, 2008(1)	As of March 31, 2009
		Actual	As Adjusted
Cash(2)	$67,279	$43,195	$
Working capital	$27,160	$33,348	$
Total assets	$1,420,259	$1,398,088	$
Total current liabilities	$103,203	$72,085	$
Long-term debt, less current portion	$545,226	$531,503	$
Other liabilities	$127,741	$132,350	$
Stockholders’ equity	$644,089	$662,150	$

(1)	As adjusted, due to implementation of FSP APB 14-1.

(2)	Including restricted cash of $0.9 million at December 31, 2008 and $5.1 million at March 31, 2009.

RISK FACTORS

Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with all the other information contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, operating results and future growth prospects could be materially and adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and operating results. Any adverse effect on our business, financial condition or operating results could result in a decline in the trading price of our common stock and your loss of all or part of your investment.

We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could impact our operations. The following highlights some of the factors that have affected, and in the future, could affect our operations:

The failure of our licensees to adequately produce, market and sell products bearing our brand names in their license categories or to pay their obligations under their license agreements could result in a decline in our results of operations.

Our revenues are almost entirely dependent on royalty payments made to us under our licensing agreements. Although the licensing agreements for our brands usually require the advance payment to us of a portion of the licensing fees and in most cases provide for guaranteed minimum royalty payments to us, the failure of our licensees to satisfy their obligations under these agreements or their inability to operate successfully or at all, could result in their breach and/or the early termination of such agreements, their non-renewal of such agreements or our decision to amend such agreements to reduce the guaranteed minimums or sales royalties due thereunder, thereby eliminating some or all of that stream of revenue. Moreover, during the terms of the license agreements, we are substantially dependent upon the abilities of our licensees to maintain the quality and marketability of the products bearing our trademarks, as their failure to do so could materially tarnish our brands, thereby harming our future growth and prospects. In addition, the failure of our licensees to meet their production, manufacturing and distribution requirements could cause a decline in their sales and potentially decrease the amount of royalty payments (over and above the guaranteed minimums) due to us. A weak economy or softness in the apparel and retail sectors could exacerbate this risk. This, in turn, could decrease our potential revenues. Moreover, the concurrent failure by several of our material licensees to meet their financial obligations to us could jeopardize our ability to meet the debt service coverage ratios required in connection with our senior secured term loan facility, herein referred to as our term loan facility, and the asset-backed notes issued by our subsidiary IP Holdings, herein referred to as our asset-backed notes, and/or our ability or IP Holdings’ ability to make required payments with respect to such indebtedness. The failure to meet such debt service coverage ratios or to make such required payments would, with respect to our term loan facility, give the lenders thereunder the right to foreclose on the Ocean Pacific/OP, Danskin, Rocawear, Mossimo, Starter and Waverly trademarks, the trademarks acquired by us in the Official-Pillowtex acquisition and other related intellectual property assets securing the debt outstanding under such facility and, with respect to the asset-backed notes, give the holders of such notes the right to foreclose on the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks and other related intellectual property assets securing such notes.

Our business is dependent on continued market acceptance of our brands and the products of our licensees bearing these brands.

Although most of our licensees guarantee minimum net sales and minimum royalties to us, a failure of our brands or of products bearing our brands to achieve or maintain market acceptance could cause a reduction of our licensing revenues and could further cause existing licensees not to renew their agreements. Such failure could also cause the devaluation of our trademarks, which are our primary assets, making it more difficult for us to renew our current licenses upon their expiration or enter into new or additional licenses for our trademarks. In addition, if such devaluation of our trademarks were to occur, a material impairment in the carrying value of one or more of our trademarks could also occur and be charged as an expense to our operating results. Continued market acceptance of our brands and our licensees’ products, as well as market acceptance of any future products bearing our brands, is subject to a high degree of uncertainty, made more so by constantly changing consumer tastes and preferences. Maintaining market acceptance of our licensees’ products and creating market acceptance of new products and categories of products bearing our marks will require our continuing and substantial marketing efforts, which may, from time to time, also include our expenditure of significant additional funds to keep pace with changing consumer demands. Additional marketing efforts and expenditures may not, however, result in either increased market acceptance of, or additional licenses for, our trademarks or increased market acceptance, or sales, of our licensees’ products. Furthermore, while we believe that we currently maintain sufficient control over the products our licensees’ produce under our brand names through the provision of trend direction and our right to preview and approve a majority of such products, including their presentation and packaging, we do not actually design or manufacture products bearing our marks and therefore have more limited control over such products’ quality and design than a traditional product manufacturer might have.

Our existing and future debt obligations could impair our liquidity and financial condition, and in the event we are unable to meet our debt obligations we could lose title to our trademarks.

As of March 31, 2009, our balance sheet reflects consolidated debt of approximately $578 million, including secured debt of $328.9 million ($217.2 million under our term loan facility and $111.7 million under asset-backed notes issued by our subsidiary, IP Holdings), primarily all of which was incurred in connection with our acquisition activities. In accordance with FSP APB 14-1, our 1.875% convertible senior subordinated notes due 2012, herein referred to as our convertible notes, are included in our $578 million of consolidated debt at a net debt carrying value of $236.9 million; however, the principal amount owed to the holders of our convertible notes is $287.5 million. We may also assume or incur additional debt, including secured debt, in the future in connection with, or to fund, future acquisitions. Our debt obligations:

•	could impair our liquidity;

•	could make it more difficult for us to satisfy our other obligations;

•

require us to dedicate a substantial portion of our cash flow to payments on our debt obligations, which reduces the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	could impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

•	impose restrictions on us with respect to the use of our available cash, including in connection with future acquisitions;

•	make us more vulnerable in the event of a downturn in our business prospects and could limit our flexibility to plan for, or react to, changes in our licensing markets; and

•	place us at a competitive disadvantage when compared to our competitors who have less debt.

While we believe that by virtue of the guaranteed minimum royalty payments due to us under our licenses we will generate sufficient revenues from our licensing operations to satisfy our obligations for the foreseeable future, in the event that we were to fail in the future to make any required payment under agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in those agreements, we would be in default regarding that indebtedness. A debt default could significantly diminish the market value and marketability of our common stock and could result in the acceleration of the payment obligations under all or a portion of our consolidated indebtedness. In the case of our term loan facility, it would enable the lenders to foreclose on the assets securing such debt, including the Ocean Pacific/OP, Danskin, Rocawear, Starter, Mossimo and Waverly trademarks, as well as the trademarks acquired by us in connection with the Official-Pillowtex acquisition, and, in the case of the asset-backed notes, it would enable the holders of such notes to foreclose on the assets securing such notes, including the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks.

We have experienced rapid growth in recent years. If we fail to manage this or any future growth, our business and operating results could be harmed.

Our business has grown dramatically over the past several years. For example, our revenue increased from $80.7 million for the year ended December 31, 2006 to $216.8 million for the year ended December 31, 2008. Our growth has largely resulted from our acquisition of new brands of various sizes. Since October 2004, we acquired 15 of the 17 iconic brands we currently own and increased our total number of licenses from approximately 18 to approximately 200. In addition to these acquisitions, in November 2007, Scion purchased the Artful Dodger brand through its wholly-owned subsidiary, Artful Holdings LLC and, in May 2009, we acquired a 50% interest in Hardy Way, the owner of the Ed Hardy brand and trademarks. Furthermore, we continue to evaluate and pursue appropriate acquisition opportunities to the extent we believe that such opportunities would be in the best interests of our company and our stockholders.

This significant growth has placed considerable demands on our management and other resources and continued growth could place additional demands on such resources. Our ability to compete effectively and to manage future growth, if any, will depend on the sufficiency and adequacy of our current resources and infrastructure and our ability to continue to identify, attract and retain personnel to manage our brands. There can be no assurance that our personnel, systems, procedures and controls will be adequate to support our operations and properly oversee our brands. The failure to support our operations effectively and properly oversee our brands could cause harm to our brands and have a material adverse effect on our business, financial condition and results of operations. In addition, we may be unable to leverage our core competencies in managing apparel brands to managing brands in new product categories.

Also, there can be no assurance that we will be able to sustain our recent growth. Our growth may be limited by a number of factors including increased competition for retail license and brand acquisitions, insufficient capitalization for future acquisitions and the lack of attractive acquisition targets, each as described further below. In addition as we continue to grow larger, we will likely need to make additional and larger acquisitions to continue to grow at our current pace.

If we are unable to identify and successfully acquire additional trademarks, our growth may be limited, and, even if additional trademarks are acquired, we may not realize anticipated benefits due to integration or licensing difficulties.

A key component of our growth strategy is the acquisition of additional trademarks. Historically, we have been involved in numerous acquisitions of varying sizes. We continue to explore new acquisitions. However, as our competitors continue to pursue our brand management model, acquisitions may become more expensive and suitable acquisition candidates could become more difficult to find. In addition, even if we successfully acquire additional trademarks, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize planned benefits with respect to, those additional brands. Although we seek to temper our acquisition risks by following acquisition guidelines relating to the existing strength of the brand, its diversification benefits to us, its potential licensing scale and the projected rate of return on our investment, acquisitions, whether they be of additional intellectual property assets or of the companies that own them, entail numerous risks, any of which could detrimentally affect our results of operations and/or the value of our equity. These risks include, among others:

•	unanticipated costs;

•	negative effects on reported results of operations from acquisition related charges and amortization of acquired intangibles;

•	diversion of management’s attention from other business concerns;

•	the challenges of maintaining focus on, and continuing to execute, core strategies and business plans as our brand and license portfolio grows and becomes more diversified;

•	adverse effects on existing licensing relationships;

•	potential difficulties associated with the retention of key employees, and the assimilation of any other employees, who may be retained by us in connection with or as a result of our acquisitions; and

•

risks of entering new domestic and international markets (whether it be with respect to new licensed product categories or new licensed product distribution channels) or markets in which we have limited prior experience.

Acquiring additional trademarks could also have a significant effect on our financial position and could cause substantial fluctuations in our quarterly and yearly operating results. Acquisitions could result in the recording of significant goodwill and intangible assets on our financial statements, the amortization or impairment of which would reduce our reported earnings in subsequent years. No assurance can be given with respect to the timing, likelihood or financial or business effect of any possible transaction. Moreover, as discussed below, our ability to grow through the acquisition of additional trademarks will also depend on the availability of capital to complete the necessary acquisition arrangements. In the event that we are unable to obtain debt financing on acceptable terms for a particular acquisition, we may elect to pursue the acquisition through the issuance by us of shares of our common stock (and, in certain cases, convertible securities) as equity consideration, which could dilute our common stock because it could reduce our earnings per share, and any such dilution could reduce the market price of our common stock unless and until we were able to achieve revenue growth or cost savings and other business economies sufficient to offset the effect of such an issuance. As a result, there is no guarantee that our stockholders will achieve greater returns as a result of any future acquisitions we complete.

We may require additional capital to finance the acquisition of additional brands and our inability to raise such capital on beneficial terms or at all could restrict our growth.

We may, in the future, require additional capital to help fund all or part of potential acquisitions. If, at the time required, we do not have sufficient cash to finance those additional capital needs, we will need to raise additional funds through equity and/or debt financing. We cannot guarantee that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and is either unavailable or cost prohibitive, our growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion plans. In addition, any additional financing we undertake could impose additional covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock.

Because of the intense competition within our licensees’ markets and the strength of some of their competitors, we and our licensees may not be able to continue to compete successfully.

Currently, most of our trademark licenses are for products in the apparel, fashion accessories, footwear, beauty and fragrance, and home products and decor industries, in which our licensees face intense competition, including from our other brands and licensees. In general, competitive factors include quality, price, style, name recognition and service. In addition, various fads and the limited availability of shelf space could affect competition for our licensees’ products. Many of our licensees’ competitors have greater financial, distribution, marketing and other resources than our licensees and have achieved significant name recognition for their brand names. Our licensees may be unable to successfully compete in the markets for their products, and we may not be able to continue to compete successfully with respect to our licensing arrangements.

If our competition for retail licenses and brand acquisitions increases, our growth plans could be slowed.

We may face increasing competition in the future for retail licenses as other companies owning established brands may decide to enter into licensing arrangements with retailers similar to the ones we currently have in place. Furthermore, our current or potential direct-to-retail licensees may decide to develop or purchase brands rather than maintain or enter into license agreements with us. We also compete with traditional apparel and consumer brand companies, other brand management companies and private equity groups for brand acquisitions. If our competition for retail licenses and brand acquisitions increases, it may take us longer to procure additional retail licenses and/or acquire additional brands, which could slow our growth rate.

Our licensees are subject to risks and uncertainties of foreign manufacturing that could interrupt their operations or increase their operating costs, thereby affecting their ability to deliver goods to the market, reduce or delay their sales and decrease our potential royalty revenues.

Substantially all of the products sold by our licensees are manufactured overseas. There are substantial risks associated with foreign manufacturing, including changes in laws relating to quotas, and the payment of tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments. Any of these risks could increase our licensees’ operating costs. Our licensees also import finished products and assume all risk of loss and damage with respect to these goods once they are shipped by their suppliers. If these goods are destroyed or damaged during shipment, the revenues of our licensees, and thus our royalty revenues over and above the guaranteed minimums, could be reduced as a result of our licensees’ inability to deliver or their delay in delivering their products.

Our failure to protect our proprietary rights could compromise our competitive position and decrease the value of our brands.

We own, through our wholly-owned subsidiaries, U.S. federal trademark registrations and foreign trademark registrations for our brands that are vital to the success and further growth of our business and which we believe have significant value. We monitor on an ongoing basis unauthorized filings of our trademarks and imitations thereof, and rely primarily upon a combination of trademarks, copyrights and contractual restrictions to protect and enforce our intellectual property rights domestically and internationally. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the actions taken by us to establish, protect and enforce our trademarks and other proprietary rights will prevent infringement of our intellectual property rights by others, or prevent the loss of licensing revenue or other damages caused therefrom.

For instance, despite our efforts to protect and enforce our intellectual property rights, unauthorized parties may attempt to copy aspects of our intellectual property, which could harm the reputation of our brands, decrease their value and/or cause a decline in our licensees’ sales and thus our revenues. Further, we and our licensees may not be able to detect infringement of our intellectual property rights quickly or at all, and at times we or our licensees may not be successful combating counterfeit, infringing or knockoff products, thereby damaging our competitive position. In addition, we depend upon the laws of the countries where our licensees’ products are sold to protect our intellectual property. Intellectual property rights may be unavailable or limited in some countries because standards of registerability vary internationally. Consequently, in certain foreign jurisdictions, we have elected or may elect not to apply for trademark registrations. While we generally apply for trademarks in most countries where we license or intend to license our trademarks, we may not accurately predict all of the countries where trademark protection will ultimately be desirable. If we fail to timely file a trademark application in any such country, we may be precluded from obtaining a trademark registration in such country at a later date. Failure to adequately pursue and enforce our trademark rights could damage our brands, enable others to compete with our brands and impair our ability to compete effectively. Further, the rights to our brands in Latin America and Greater China are controlled primarily through our joint ventures in these regions and while we believe that our partnerships in these areas will enable us to better protect our trademarks in countries covered by the ventures, we do not control either joint venture company and thus most decisions relating to the use and enforcement of the marks in these countries will be subject to the approval of our local partners.

In addition, in the future, we may be required to assert infringement claims against third parties, and there can be no assurance that one or more parties will not assert infringement claims against us. Any resulting litigation or proceeding could result in significant expense to us and divert the efforts of our management personnel, whether or not such litigation or proceeding is determined in our favor. In addition, to the extent that any of our trademarks were ever deemed to violate the proprietary rights of others in any litigation or proceeding or as a result of any claim, we may be prevented from using them, which could cause a termination of our licensing arrangements, and thus our revenue stream, with respect to those trademarks. Litigation could also result in a judgment or monetary damages being levied against us.

A substantial portion of our licensing revenue is concentrated with a limited number of licensees such that the loss of any of such licensees could decrease our revenue and impair our cash flows.

Our licensees Target Corporation, or Target, Wal-Mart Stores, Inc., or Wal-Mart, Kohl’s Corporation, or Kohl’s, and Kmart Corporation, or Kmart, were our four largest direct-to-retail licensees during the three months ended March 31, 2009, or Current Quarter, representing approximately 17%, 15%, 7% and 5%, respectively, of our total revenue for such period, while Li & Fung USA was our largest wholesale licensee, representing approximately 11% of our total revenue for such period. Our license agreement with Target for the Mossimo trademark grants it the exclusive U.S. license for substantially all Mossimo-branded products for a current term expiring in January 2012; our second license agreement with Target for the Fieldcrest mark grants it the exclusive U.S. license for substantially all Fieldcrest-branded products for an initial term expiring in July 2010; and our third license agreement with Target grants it the exclusive U.S. license for Waverly Home for a broad range of Waverly Home-branded products for a term expiring in January 2011. Our license agreement with Wal-Mart for the Ocean Pacific and OP trademarks grants it the exclusive license in the U.S., Canada, Mexico, China, India and Brazil for substantially all Ocean Pacific/OP-branded products for an term expiring June 30, 2011; our second license agreement with Wal-Mart for the Danskin Now trademark grants it the exclusive license in the U.S., Canada, Argentina, and Central America for substantially all Danskin Now-branded products for an initial term expiring December 2010; and our third license agreement with Wal-Mart for the Starter trademark grants it the exclusive license in the U.S., Canada and Mexico for substantially all Starter-branded products for an initial term expiring December 2013. Our license agreement with Kohl’s for the Candie’s trademark grants it the exclusive U.S. license for a wide variety of Candie’s-branded product categories for a term expiring in January 2011, and our license agreement with Kohl’s for the Mudd trademark grants it the exclusive U.S. license for a wide variety of Mudd-branded product categories for an initial term expiring in January 2015. Our license agreement with Kmart grants it the exclusive U.S. license with respect to the Joe Boxer trademark for a wide variety of product categories for a term expiring in December 2010 and our license agreement with Kmart for the Cannon trademark granted the exclusive license in the U.S. and Canada for a wide variety of product categories for an initial term expiring February 1, 2014. Our license agreements with Li & Fung USA grant it the exclusive worldwide license with respect to our Royal Velvet trademarks for a variety of products sold exclusively at Bed Bath & Beyond in the U.S., and the exclusive license (in many countries outside of the U.S. and Canada) for the Cannon trademark for a variety of products. The term for each of these licenses with Li & Fung USA expires on December 31, 2013. Because we are dependent on these licensees for a significant portion of our licensing revenue, if any of them were to have financial difficulties affecting its ability to make guaranteed payments, or if any of these licensees decides not to renew or extend its existing agreement with us, our revenue and cash flows could be reduced substantially.

We are dependent upon our chief executive officer and other key executives. If we lose the services of these individuals we may not be able to fully implement our business plan and future growth strategy, which would harm our business and prospects.

Our success as a marketer and licensor of intellectual property is largely due to the efforts of Neil Cole, our president, chief executive officer and chairman. Our continued success is largely dependent upon his continued efforts and those of the other key executives he has assembled. Although we have entered into an employment agreement with Mr. Cole, expiring on December 31, 2012, as well as employment agreements with other of our key executives, there is no guarantee that we will not lose their services. To the extent that any of their services become unavailable to us, we will be required to hire other qualified executives, and we may not be successful in finding or hiring adequate replacements. This could impede our ability to fully implement our business plan and future growth strategy, which would harm our business and prospects.

Our license agreement with Target could be terminated by Target in the event we were to lose the services of Mossimo Giannulli as our creative director with respect to Mossimo-branded products, thereby significantly devaluing the assets acquired by us in the Mossimo merger and decreasing our expected revenues and cash flows.

Target, the primary licensee of our Mossimo brand, has the right at its option to terminate its license agreement with us if the services of Mossimo Giannulli as creative director for Mossimo-branded products are no longer available to Target, upon his death or permanent disability or in the event a morals clause in the agreement relating to his future actions and behavior is breached. Although we have entered into an agreement with Mr. Giannulli in which he has agreed to continue to provide us with his creative director services, including those which could be required by Target under the Target license for a term expiring on January 31, 2012, there can be no assurance that if his services are required by Target he will provide such services or that in the event we, and thus Target, were to lose the ability to draw on such services, Target would continue its license agreement with us. The loss of the Target license would significantly devalue the assets acquired by us in the Mossimo merger and decrease our expected revenues and cash flows until we were able to enter into one or more replacement licenses.

We have a material amount of goodwill and other intangible assets, including our trademarks, recorded on our balance sheet. As a result of changes in market conditions and declines in the estimated fair value of these assets, we may, in the future, be required to write down a portion of this goodwill and other intangible assets and such write-down would, as applicable, either decrease our net income or increase our net loss.

As of March 31, 2009, goodwill represented approximately $151.5 million, or approximately 11% of our total assets, and trademarks and other intangible assets represented approximately $1,058.7 million, or approximately 76% of our total assets. Under Statement of Financial Accounting Standards, or SFAS, No. 142, goodwill and indefinite life intangible assets, including some of our trademarks, are no longer amortized, but instead are subject to impairment evaluation based on related estimated fair values, with such testing to be done at least annually. While, to date, no impairment write-downs have been necessary, any write-down of goodwill or intangible assets resulting from future periodic evaluations would, as applicable, either decrease our net income or increase our net loss and those decreases or increases could be material.

We may not be able to pay the cash portion of the conversion price upon any conversion of the $287.5 million principal amount of our outstanding convertible notes, which would constitute an event of default with respect to such notes and could also constitute a default under the terms of our other debt.

We may not have sufficient cash to pay, or may not be permitted to pay, the cash portion of the consideration that we will be required to pay when our convertible notes become due in June 2012. Upon conversion of the convertible notes, we will be required to pay to the holder of such notes a cash payment equal to the par value of the convertible notes. This part of the payment must be made in cash, not in shares of our common stock. As a result, we will be required to pay a minimum of $287.5 million in cash to holders of the convertible notes upon their conversion.

If we do not have sufficient cash on hand at the time of conversion, we may have to raise funds through debt or equity financing. Our ability to raise such financing will depend on prevailing market conditions. Further, we may not be able to raise such financing within the period required to satisfy our obligation to make timely payment upon any conversion. In addition, the terms of any current or future debt may prohibit us from making these cash payments or otherwise restrict our ability to make such payments and/or may restrict our ability to raise any such financing. In particular, the terms of our outstanding term loan facility restrict the amount of proceeds from collateral pledged to secure our obligations thereunder that may be used by us to make payments in cash under certain circumstances, including payments to the convertible note holders upon conversion. A failure to pay the required cash consideration upon conversion would constitute an event of default under the indenture governing the convertible notes, which could constitute a default under the terms of our other debt.

Changes in the accounting method for business combinations will have an adverse impact on our reported or future financial results.

For the years ended December 31, 2008 and prior, in accordance with Statement of Financial Accounting Standard 141 “Business Combinations” all acquisition-related costs such as attorney’s fees and accountant’s fees, as well as contingent consideration to the seller, are capitalized as part of the purchase price.

In December 2007, the Financial Accounting Standards Board issued SFAS No. 141 (revised 2007), “Business Combinations” which requires an acquirer to do the following: expense acquisition related costs as incurred; record contingent consideration at fair value at the acquisition date with subsequent changes in fair value to be recognized in the income statement; and recognize any adjustments to the purchase price allocation as a period cost in the income statement. This statement applies prospectively to business combinations for which the acquisition date is on or after beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. At the date of adoption, this statement is expected to have a material impact on our results of operations and our financial position due to our acquisition strategy.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results.

Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of recovering the amount of deferred tax assets recorded on the balance sheet and the likelihood of adverse outcomes resulting from examinations by various taxing authorities in order to determine the adequacy of our provision for income taxes. We cannot guarantee that the outcomes of these evaluations and continuous examinations will not harm our reported operating results and financial conditions.

The market price of our common stock has been, and may continue to be, volatile, which could reduce the market price of our common stock.

The publicly traded shares of our common stock have experienced, and may continue to experience, significant price and volume fluctuations. This market volatility could reduce the market price of our common stock, regardless of our operating performance. In addition, the trading price of our common stock could change significantly over short periods of time in response to actual or anticipated variations in our quarterly operating results, announcements by us, our licensees or our respective competitors, factors affecting our licensees’ markets generally and/or changes in national or regional economic conditions, making it more difficult for shares of our common stock to be sold at a favorable price or at all. The market price of our common stock could also be reduced by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in the trademark licensing business or companies in the industries in which our licensees compete.

Convertible note hedge and warrant transactions that we have entered into may affect the value of our common stock.

In connection with the initial sale of our convertible notes, we entered into convertible note hedges with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc. At such time, the hedging transactions were expected, but were not guaranteed, to eliminate the potential dilution upon conversion of the convertible notes. Concurrently, we entered into warrant transactions with the hedge counterparties.

On September 15, 2008 and October 3, 2008, respectively, Lehman Brothers Holdings Inc., or Lehman Holdings, and its subsidiary, Lehman Brothers OTC Derivatives Inc., or Lehman OTC, filed for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the Southern District of New York. We had purchased 40% of the convertible note hedges from Lehman OTC, or the Lehman note hedges, and we had sold 40% of the warrants to Lehman OTC. Lehman OTC’s obligations under the Lehman note hedges are guaranteed by Lehman Holdings. If the Lehman note hedges are rejected or terminated in connection with the Lehman OTC bankruptcy, we would have a claim against Lehman OTC and Lehman Holdings, as guarantor, for the damages and/or close-out values resulting from any such rejection or termination. While we intend to pursue any claim for damages and/or close-out values resulting from the rejection or termination of the Lehman note hedges, at this point in the Lehman bankruptcy cases it is not possible to determine with accuracy the ultimate recovery, if any, that we may realize on potential claims against Lehman OTC or Lehman Holdings, as guarantor, resulting from any rejection or termination of the Lehman note hedges. We also do not know whether Lehman OTC will assume or reject the Lehman note hedges, and therefore cannot predict whether Lehman OTC intends to perform its obligations under the Lehman note hedges. As a result, if Lehman OTC does not perform such obligations and the price of our common stock exceeds the $27.56 conversion price (as adjusted) of the convertible notes, the effective conversion price of the convertible notes (which is higher than the actual $27.56 conversion price due to these hedges) would be reduced and our existing stockholders may experience dilution at the time or times the convertible notes are converted. The extent of any such dilution would depend, among other things, on the then prevailing market price of our common stock and the number of shares of common stock then outstanding, but we believe the impact will not be material and will not affect our income statement presentation. We are not otherwise exposed to counterparty risk related to the Lehman bankruptcies. We currently believe, although there can be no assurance, that the bankruptcy filings and their potential impact on these entities will not have a material adverse effect on our financial position, results of operations or cash flows. We will continue to monitor the bankruptcy filings of Lehman Holdings and Lehman OTC.

Moreover, in connection with the warrant transactions with the counterparties, to the extent that the price of our common stock exceeds the strike price of the warrants, the warrant transactions could have a dilutive effect on our earnings per share.

This offering may be dilutive to our per share earnings.

If we do not make acquisitions which are sufficiently accretive to our earnings, the issuance of common stock in this offering may have a dilutive effect on our expected earnings per share for the year ending December 31, 2009. The actual amount of such dilution cannot be determined at this time and will be based on numerous factors, some of which are outside of our control. Moreover, our ability to meet our previously announced earnings per share guidance, which relates to our existing portfolio of brands only and assumes neither the issuance of shares contemplated in this offering nor any acquisitions, may be adversely affected by the completion of this offering.

Future sales of our common stock may cause the prevailing market price of our shares to decrease.

We have issued a substantial number of shares of common stock that are eligible for resale under Rule 144 of the Securities Act of 1933, as amended, or Securities Act, and that may become freely tradable. We have also already registered a substantial number of shares of common stock that are issuable upon the exercise of options and warrants and have registered for resale a substantial number of restricted shares of common stock issued in connection with our acquisitions. If the holders of our options and warrants choose to exercise their purchase rights and sell the underlying shares of common stock in the public market, or if holders of currently restricted shares of our common stock choose to sell such shares in the public market under Rule 144 or otherwise, the prevailing market price for our common stock may decline. The sale of shares issued upon the exercise of our derivative securities could also further dilute the holdings of our then existing stockholders, including holders of the convertible notes that receive shares of our common stock upon conversion of their notes. In addition, future public sales of shares of our common stock could impair our ability to raise capital by offering equity securities.

Provisions in our charter and in our share purchase rights plan and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect our stockholders.

Certain provisions of our certificate of incorporation and our share purchase rights plan, either alone or in combination with each other, could have the effect of making more difficult, delaying or deterring unsolicited attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. Our certificate of incorporation currently authorizes 150,000,000 shares of common stock to be issued. Based on our outstanding capitalization at March 31, 2009, and assuming the exercise of all outstanding options and warrants and the issuance of the maximum number of shares of common stock issuable upon conversion of all of our outstanding convertible notes, there are still a substantial number of shares of common stock available for issuance by our board of directors without stockholder approval. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue up to 5,000,000 shares of preferred stock, in one or more series, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock, none of which has been issued to date. Furthermore, under our share purchase rights plan, often referred to as a “poison pill,” if anyone acquires 15% or more of our outstanding shares, all of our stockholders (other than the acquirer) have the right to purchase additional shares of our common stock for a fixed price. We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired that status unless appropriate board or stockholder approvals are obtained.

These provisions could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market price. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We do not anticipate paying cash dividends on our common stock.

You should not rely on an investment in our common stock to provide dividend income, as we have not paid any cash dividends on our common stock and do not plan to pay any in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing licensing operations, further develop our trademarks and finance the acquisition of additional trademarks. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

Due to the recent downturn in the market, certain of the marketable securities we own may take longer to auction than initially anticipated, if at all.

Marketable securities consist of auction rate securities. From the third quarter of 2007 to the present, our balance of auction rate securities failed to auction due to sell orders exceeding buy orders. These funds will not be available to us until a successful auction occurs or a buyer is found outside the auction process. As a result, $13.0 million of auction rate securities have been written down to approximately $7.5 million, based on our analysis, as an unrealized pre-tax loss to reflect a temporary decrease in fair value, reflected as an accumulated other comprehensive loss of $5.5 million in the stockholders’ equity section of our unaudited condensed consolidated balance sheet. We estimated the fair value of our auction rate securities using a discounted cash flow model where we used the expected rate of interest to be received. We believe this decrease in fair value is temporary due to general macroeconomic market conditions, and interest is being paid in full as scheduled. Further, we have the ability and intent to hold the securities until an anticipated full redemption, and we have no reason to believe that any of the underlying issuers of these auction rate securities or third-party insurers are presently at risk of default. However, there are no assurances that a successful auction will occur, or that we can find a buyer outside the auction process.

A decline in general economic conditions resulting in a decrease in consumer-spending levels and an inability to access capital may adversely affect our business.

Many economic factors beyond our control may impact our forecasts and actual performance. These factors include consumer confidence, consumer spending levels, employment levels, availability of consumer credit, recession, deflation, inflation, a general slowdown of the U.S. economy or an uncertain economic outlook. Furthermore, changes in the credit and capital markets, including market disruptions, limited liquidity and interest rate fluctuations, may increase the cost of financing or restrict our access to potential sources of capital for future acquisitions.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 9,200,000 shares we are offering in this offering will be approximately $             million ($             million in the event the underwriters’ exercised their option to purchase additional shares of common stock in full) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, including our chairman of the board, president and chief executive officer. See “Principal and Selling Stockholders.”

We intend to use these net proceeds for general corporate purposes, which may include, among other things, funding acquisitions, although we have no present commitments or agreements with respect to any such transactions. Pending the application of such proceeds, we expect to invest the proceeds in short-term, interest bearing, investment-grade marketable securities or money market obligations.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on the Nasdaq Global Market under the symbol “ICON”. The following table sets forth the high and low sales prices per share of our common stock for the periods indicated, as reported on the Nasdaq Global Market:

	High	Low
Year ending December 31, 2009
Second Quarter (through May 31, 2009)	$17.91	$8.55
First Quarter	$9.89	$6.73

Year ended December 31, 2008
Fourth Quarter	$14.13	$5.11
Third Quarter	14.40	10.26
Second Quarter	19.23	11.86
First Quarter	22.80	15.96

Year ended December 31, 2007
Fourth Quarter	$24.04	$18.61
Third Quarter	24.48	18.41
Second Quarter	23.37	18.84
First Quarter	23.13	18.01

As of June 1, 2009, the closing sale price of our common stock as reported on the Nasdaq Global Market was $16.82 per share. As of May 1, 2009, there were 2,122 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock since our inception and we do not anticipate paying any such cash dividends in the foreseeable future. Payment of cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Our ability to pay dividends on our common stock may also be prohibited by our current and future indebtedness.

CAPITALIZATION

The following table presents our consolidated cash and capitalization as of March 31, 2009, both:

•	on an actual basis; and

•

on an “as adjusted” basis to reflect our receipt of the estimated net proceeds from the sale by us in this offering of 9,200,000 shares of our common stock, the issuance of 511,759 shares upon the exercise of options by the selling stockholders at a weighted-average exercise price of $1.24 per share, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. See “Use of Proceeds.”

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement and with our consolidated financial statements and related notes that are included herein and/or incorporated by reference in this prospectus supplement and the accompanying prospectus:

	As of March 31, 2009
(In thousands, except par value and footnotes)	Actual	As Adjusted
Cash (including restricted cash of $5,103)	$43,195	$

Long-term debt, including current maturities:
Convertible notes(1)	$236,935	$
Term loan facility	217,187
Asset-backed notes	111,716
Sweet note	12,186

Total	578,024

Stockholders’ equity:
Common stock, $.001 par value, authorized 150,000 shares (actual and as adjusted); 58,077 shares issued and outstanding (actual) and shares issued and outstanding (as adjusted)	58
Additional paid-in capital	535,244
Retained earnings	136,007
Accumulated other comprehensive loss	(3,912)
Treasury stock – 1,125 shares at cost	(7,167)

Total Iconix Stockholders’ Equity	660,230

Non-controlling interest	1,920

Total Stockholders’ Equity	662,150

Total Liabilities and Stockholders’ Equity	$1,398,088	$

(1)	Reflects the net debt carrying amount of the convertible notes as adjusted for the adoption of FSP APB 14-1. The principal amount owed to the holders of the convertible notes is $287.5 million.

As of May 1, 2009, we had 59,287,902 shares of common stock outstanding, excluding:

•	286,900 shares of common stock underlying warrants outstanding as of May 1, 2009 at a weighted average exercise price of $16.99 per share; and

•

3,727,137 shares of common stock underlying options outstanding as of May 1, 2009 at a weighted average exercise price of $4.54 per share, including 511,759 shares which will be issued upon the exercise of options by selling stockholders, and sold by them, in connection with this offering.

Unless we specifically state otherwise, information in this prospectus supplement regarding the number of shares of our common stock outstanding after this offering also assumes that (a) none of the circumstances necessary for the conversion of our outstanding convertible notes has occurred and (b) the underwriters do not exercise their option to purchase up to 1,500,000 additional shares of our common stock within 30 days after the date of this prospectus supplement.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The following table sets forth selected consolidated historical financial data for the periods and as of the dates indicated. We have derived the selected historical consolidated financial data presented as of December 31, 2008 and 2007, and for the fiscal years ended December 31, 2008, 2007 and 2006 from our audited consolidated financial statements, which are included herein and/or incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected historical consolidated financial data presented as of the years ended December 31, 2006, 2005 and 2004, and for the year ended December 31, 2005 and the 11 months ended December 31, 2004 have been derived from our audited financial statements for such periods, which are not included in, or incorporated into, this prospectus supplement or the accompanying prospectus but can be found in our publicly available documents filed with the Securities and Exchange Commission, herein referred to as the SEC. The selected historical consolidated financial data presented as of March 31, 2009 and for the three months ended March 31, 2009 and 2008 have been derived from our unaudited condensed consolidated financial statements incorporated by reference, which in the opinion of our management included all adjustments, consisting of primarily normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of the operations as of such date and for such unaudited periods. The historical results are not necessarily indicative of results to be expected for future periods, and results for the three months ended March 31, 2009 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2009. You should read the information presented below in conjunction with the section in this prospectus supplement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and the related notes included herein and/or incorporated by reference into this prospectus supplement and the accompanying prospectus.

As described below, the comparability of the selected data for the periods presented has been affected by several events:

Beginning in 2005, in keeping with the lower risk profile of our brand management model, we changed our business practices with respect to our Bright Star subsidiary (which, prior to such time, had acted as an indirect supplier of footwear under various private label programs) such that it began acting solely as an agent for, as opposed to an indirect wholesaler to, its private label clients and its revenues started being recognized solely from its net agent commissions and no longer from gross product sales as they were prior to such time. As a result of the foregoing events, by January 1, 2005, we had completed our transition to a brand management company and no longer had any product inventory or wholesale or retail sales or operations. Since then, we have only licensing and commission revenues, which include the licensing revenues for all of our brands and Bright Star’s net commission revenues.

In addition, in December 2004, in order to align our financial reporting with that of our licensees, we determined to change our fiscal year end from January 31 to December 31, effective commencing with the period ended December 31, 2004. As a result, while our four most recently completed fiscal years (the year ended December 31, 2008, or fiscal 2008, the year ended December 31, 2007, or fiscal 2007, the year ended December 31, 2006, or fiscal 2006, and the year ended December 31, 2005, or fiscal 2005) commenced on January 1 and ended on December 31, our transitional period, which commenced on February 1, 2004 and ended on December 31, 2004 was reported as an 11-month year, which we sometimes refer to as the 11-month 2004 period.

As a result of our transition to a brand management business, and to a lesser extent, our change in fiscal year end, our operating results for the periods after the 11-month 2004 period are not, and are not expected to be, comparable to prior periods. Further, as a result of our acquisitions in fiscal 2005 and to a lesser extent the change in Bright Star revenue recognition, our operating results for fiscal 2005 are not comparable to prior periods and, as a result of our acquisitions of brands in fiscal 2006, fiscal 2007 and fiscal 2008, our operating results for each of fiscal 2006, fiscal 2007 and fiscal 2008 are not comparable to the periods prior thereto.

	11 months ended December 31, 2004	Fiscal year ended December 31,				Three months ended March 31,
(In thousands, except per share data)		2005	2006	2007(1)	2008(1)(3)	2008(1)	2009
Consolidated statements of operations data:
Licensing and commission revenue	$10,553	$30,156	$80,694	$160,004	$216,761	$55,667	$50,501
Net sales	58,427	–	—	—	—	—	—

Net revenues	68,980	30,156	80,694	160,004	216,761	55,667	50,501
Cost of goods sold	55,795	—	—	—	—	—	—

Gross profit	13,185	30,156	80,694	160,004	216,761	55,667	50,501
Selling, general and administrative expenses	9,948	13,329	24,527	44,254	73,816	18,711	16,270
Expense related to specific litigation, net(2)	295	1,466	2,494	(6,039)	893	191	54

Operating income	2,942	15,361	53,673	121,789	142,052	36,765	34,177
Other expenses—net(5)	2,701	4,453	13,837	31,231	44,967	11,380	9,798
Income before income taxes	241	10,908	39,836	90,558	97,085	25,385	24,379
Provision (benefit) for income taxes(4)	—	(5,035)	7,335	30,294	34,177	8,864	8,730

Net income	$241	$15,943	$32,501	$60,264	$62,908	$16,521	$15,649

Earnings per share:
Basic	$0.01	$0.51	$0.81	$1.06	$1.09	$0.29	$0.27
Diluted	$0.01	$0.46	$0.72	$0.98	$1.03	$0.27	$0.26
Weighted average number of common shares outstanding:
Basic	26,851	31,284	39,937	56,694	57,810	57,422	58,044
Diluted	28,706	34,773	45,274	61,426	61,248	61,350	60,892
Consolidated statements of cash flow data:(6)
Net cash provided by operating activities	$4,809	$15,982	$29,331	$83,687	$89,243	$19,126	$25,717

Cash flows used in investing activities:
Purchases of property and equipment	$(30)	$(731)	$(739)	$(134)	$(6,281)	$(438)	$(11)
Earn-out payment on acquisition	—	—	—	—	—		(6,667)
Purchases of equity securities of other entities	—	(663)	—	—	—	—	—
Sale of equity securities of other entities	—	110	—	—	—	—	—
Acquisition of Badgley Mischka	(372)	—	—	—	—	—	—
Acquisition of Joe Boxer	—	(40,755)	—	—	—	—	—
Acquisition of Rampage	—	(26,159)	—	—	—	—	—
Acquisition of Mudd	—	—	(46,728)	—	—	—	—
Purchase of London Fog trademarks	—	—	(31,034)	—	—	—	—
Acquisition of Mossimo, net of cash acquired	—	—	(85,438)	—	—	—	—
Acquisition of Ocean Pacific	—	—	(10,491)	—	—	—	—
Acquisition of Danskin	—	—	—	(71,302)	—	—	—
Acquisition of Rocawear	—	—	—	(206,057)	(1,123)	—	—
Acquisition of Official-Pillowtex	—	—	—	(233,781)	(5,001)	—	—
Acquisition of Starter	—	—	—	(60,319)	—	—	—
Acquisition of Artful Dodger by Scion LLC	—	—	—	(13,358)	—	—	—
Acquisition of Waverly	—	—	—	—	(27,619)	—	—
Investment in joint venture	—	—	—	—	(2,000)	—	—
Payment of accrued expenses related to acquisitions	—	—	—	—	(1,630)	—	—
Collection of promissory note	—	—	—	—	1,000	500	—
Purchase of other trademarks	(19)	(320)	(2,328)	(215)	(1,420)	(106)	(58)
Purchase of marketable securities	—	—	—	(196,400)	—	—	—
Sale of marketable securities	—	—	—	183,400	—	—	—

Net cash used in investing activities	$(421)	$(68,518)	$(176,758)	$(598,166)	$(44,074)	$(44)	$(6,736)

Net cash (used in) provided by financing activities	$(6,391)	$59,861	$213,406	$488,974	$(26,833)	$(14,652)	$(47,293)

(Footnotes on following page)

(1)	As adjusted, due to implementation of FSP APB 14-1.

(2)	Includes expenses related to specific litigation (formerly known as special charges) of $0.1 million and $0.2 million for the Current Quarter and the Prior Year Quarter, respectively, $0.9 million in fiscal 2008, a net benefit from expenses related to specific litigation of $6.0 million in fiscal 2007, expenses related to specific litigation of $2.5 million in fiscal 2006, $1.5 million in fiscal 2005 and $0.3 million in the 11-month 2004 period. Further, included in operating income for the 11-month 2004 period and fiscal 2005 was an adjustment for the shortfall payment relating to Unzipped Apparel, LLC, herein refer to as Unzipped, of $7.6 million and $0.5 million, respectively.

(3)	During fiscal 2008, fiscal 2007, fiscal 2006, fiscal 2005 and the 11-month 2004 period made one, four and four, two and one acquisitions, respectively.

(4)	In fiscal 2006 and fiscal 2005, we recognized a net non-cash tax benefit of $6.2 million and $5.0 million, respectively by reducing the valuation allowance on the deferred tax asset related to our net operating loss carryforwards.

(5)	Includes equity gain/loss on joint venture and other, which was a gain of less than $0.1 million for the Current Quarter, and a loss of $0.5 million for fiscal 2008. There was no such gain or loss in the other periods presented above.

(6)	The cash flow information provided in this table is incomplete in that it does not show the individual components of net cash provided by operating activities or net cash provided by financing activities and should be read in the context of the complete cash flow statements included in our financial statements, which are included herein and/or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31,					As of March 31,
Consolidated balance sheet data (in thousands):	2004	2005	2006	2007(1)	2008(1)	2009
Cash(2)	$798	$11,687	$77,840	$53,272	$67,279	$43,195
Working capital	$(5,984)	$(4,388)	$64,124	$19,458	$27,160	$33,348
Total assets	$60,160	$217,244	$696,244	$1,336,130	$1,420,259	$1,398,088
Total current liabilities	$15,611	$26,733	$35,705	$76,410	$103,203	$72,085
Long-term debt, less current portion	$19,925	$85,414	$140,676	$588,311	$545,226	$531,503
Other liabilities	$366	$4,201	$54,406	$105,671	$127,741	$132,350
Stockholders’ equity	$24,258	$100,896	$465,457	$565,738	$644,089	$662,150

(1)	As adjusted, due to implementation of FSP APB 14-1.

(2)	Including restricted cash of $0.5 million, $4.1 million, $4.3 million, $5.2 million, $0.9 million and $5.1 million at December 31, 2004, 2005, 2006, 2007 and 2008 and March 31, 2009, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Consolidated Historical Financial Data” and our consolidated financial statements and the related notes included herein and/or incorporated by reference into this prospectus supplement and the accompanying prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus supplement or in documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Overview

We are a brand management company engaged in licensing, marketing and providing trend direction for a diversified and growing consumer brand portfolio. Our brands are sold across every major segment of retail distribution, from luxury to mass. As of March 31, 2009, we owned 17 iconic consumer brands: Candie’s, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd, London Fog, Mossimo, Ocean Pacific/OP, Danskin, Rocawear, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter, and Waverly. In addition, Scion LLC, a joint venture in which we have a 50% investment, owns the Artful Dodger brand. On May 4, 2009, we acquired a 50% interest in Hardy Way, LLC, the owner of the Ed Hardy brand and trademarks. We license our brands worldwide through approximately 200 direct-to-retail and wholesale licenses for use across a wide range of product categories, including footwear, fashion accessories, sportswear, home products and décor, and beauty and fragrance. Our business model allows us to focus on our core competencies of marketing and managing brands without many of the risks and investment requirements associated with a more traditional operating company. Our licensing agreements with leading retail and wholesale partners throughout the world provide us with a predictable stream of guaranteed minimum royalties.

Our growth strategy is focused on increasing licensing revenue from our existing portfolio of brands through adding new product categories, expanding the retail penetration of our existing brands and optimizing the sales of our licensees. We will also seek to continue the international expansion of our brands by partnering with leading licensees and/or joint venture partners throughout the world. Finally, we believe we will continue to acquire iconic consumer brands with applicability to a wide range of merchandise categories and an ability to further diversify our brand portfolio.

We have focused and continue to focus on cost-saving measures. These measures have included a reduction of the total number of total full-time employees in the Current Quarter, as well as a continued review of all operating expenses.

For the Three Months Ended March 31, 2009

Revenue. Revenue for the three months ended March 31, 2009, or Current Quarter, decreased to $50.5 million from $55.7 million for the three months ended March 31, 2008, or Prior Year Quarter. The primary driver of this decrease was attributable to our Mudd brand, which is being transitioned to a direct-to-retail license with Kohl’s and will only first be launched in Kohl’s stores in the second half of 2009.

Operating Expenses. Consolidated selling, general and administrative, herein referred to as SG&A, expenses totaled $16.3 million in the Current Quarter compared to $18.7 million in the Prior Year Quarter. The decrease of $2.4 million was driven by a variety of cost saving initiatives, including: (i) a decrease of approximately $0.6 million in payroll costs related to a reduction in employee headcount, which was partially offset by the cost of severance for terminated employees; (ii) a decrease of approximately $0.6 million in advertising and marketing related expenses; (iii) a decrease of $0.5 million in professional fees; and (iv) a decrease of $0.3 million in employee travel related expenses.

For the Current Quarter and the Prior Year Quarter, our expenses related to specific litigation included an expense for professional fees of approximately $0.1 million and $0.2 million, respectively, relating to litigation involving Unzipped.

Operating Income. Operating income for the Current Quarter decreased to $34.2 million, or approximately 68% of total revenue, compared to $36.8 million or approximately 66% of total revenue in the Prior Year Quarter. The increase in our operating margin percentage is primarily the result of the decrease in SG&A, offset by the decrease in revenue, for the reasons detailed above.

Other Expenses—Net. Other expenses—net decreased by $1.6 million in the Current Quarter to $9.8 million, compared to other expenses—net of $11.4 million for the Prior Year Quarter. This decrease was primarily due to interest expense related to our variable rate debt, which decreased as a result of both a lower average debt balance as well as a decrease in our effective interest rate to 3.71% in the Current Quarter from 7.08% in the Prior Year Quarter. This was offset by a decrease in interest income related to a decrease in interest rates on money invested by us during the Current Quarter.

Provision for Income Taxes. The effective income tax rate for the Current Quarter is approximately 35.8% resulting in the $8.7 million income tax expense, as compared to an effective income tax rate of 34.9% in the Prior Year Quarter which resulted in the $8.9 million income tax expense.

Net Income. Our net income was $15.6 million in the Current Quarter, compared to net income of $16.5 million in the Prior Year Quarter, as a result of the factors discussed above.

Fiscal 2008 Compared to Fiscal 2007

Revenue. Revenue for fiscal 2008 increased to $216.8 million from $160.0 million during fiscal 2007. During fiscal 2008, we recorded a non-cash gain of approximately $2.6 million related to the sale of trademarks to our joint venture in China, and a gain of $5.7 million related to the Iconix Latin America transaction. The two largest drivers of the growth of $48.5 million were a full year of revenue generated from the fiscal 2007 acquisitions of Danskin, Rocawear, the Official-Pillowtex brands (i.e., Cannon, Royal Velvet, Fieldcrest, Charisma), Artful Dodger, and Starter, which in the aggregate contributed approximately $57.1 million, as well as approximately $1.4 million contributed by the fiscal 2008 acquisition of Waverly, which had no comparable revenue in fiscal 2007. For brands owned for the full year in fiscal 2008 and fiscal 2007, revenue remained approximately flat, excluding the Mudd brand, which began a transition to a direct-to-retail license with Kohl’s in November 2008, and the Ocean Pacific/OP brand, which began a transition to a direct-to-retail license with Wal-Mart in August 2007 and was re-launched in Wal-Mart stores in Spring 2008.

Operating Expenses. SG&A expenses totaled $73.8 million in fiscal 2008 compared to $44.3 million in fiscal 2007. The increase of $29.5 million was primarily related to: (i) an increase of approximately $12.5 million in payroll costs, primarily due to an increase of $7.5 million in non-cash stock compensation expense (from $1.8 million in fiscal 2007 to $9.3 million in fiscal 2008), of which $6.9 million of the increase related to the new employment contract with our chairman, chief executive officer and president, with the balance of the aggregate increase in payroll costs attributable to the increase in employee headcount mainly related to our fiscal 2007 and fiscal 2008 acquisitions; (ii) an increase of approximately $7.3 million in advertising mainly driven by advertising related to brands acquired in fiscal 2007; (iii) amortization of intangible assets (mainly contracts and non-compete agreements) as a direct result of the Danskin, Rocawear, Official-Pillowtex, Starter, Artful Dodger and Waverly brand acquisitions, which accounted for $4.7 million in fiscal 2008 and $2.0 million in fiscal 2007; and (iv) an increase of $4.1 million in professional fees primarily related to increased maintenance costs on trademarks acquired through recent acquisitions.

For fiscal 2008 and fiscal 2007, our expenses related to specific litigation, formerly known as special charges, included an expense for professional fees of $0.9 million and a net benefit of $6.0 million, respectively, relating to litigation involving Unzipped.

Operating Income. Operating income for fiscal 2008 increased to $142.1 million, or approximately 66% of total revenue, compared to $121.8 million or approximately 76% of total revenue in fiscal 2007. The decrease in our operating margin percentage is primarily the result of the increase in operating expenses for the reasons detailed above.

Other Expenses—Net. Other expenses—net increased by approximately $13.8 million in fiscal 2008 to approximately $45.0 million, compared to other expenses—net of approximately $31.2 million in fiscal 2007. This increase was due to several factors: (i) an increase in our debt in connection with the acquisitions of Rocawear, Official-Pillowtex and Starter; (ii) interest expense related to the Sweet note (which is discussed below); and (iii) a decrease in interest income related to a combination of our higher cash balance during fiscal 2007 related to the proceeds from the convertible notes and a decrease in interest rates on money invested by us in fiscal 2008. This increase in interest expense was partially offset by a decrease in interest rates for our variable rate debt (i.e., our term loan facility) and interest income related to our judgment against Hubert Guez and Apparel Distribution Service LLC, or ADS. Specifically, for fiscal 2008, there was a total interest expense relating to the term loan facility, convertible notes and our judgment against Guez and ADS of approximately $15.5 million, $18.5 million (including non-cash interest of $12.2 million related to the retrospective implementation of FSP APB 14-1) and $1.0 million, respectively, with no comparable interest expense in fiscal 2007. Deferred financing costs increased by $0.3 million in fiscal 2008 to $2.3 million from $2.0 million in fiscal 2007 due to additional financing obtained in fiscal 2007. Further, during fiscal 2008 we recorded a loss of $0.5 million from our 50% equity investment in Iconix China. The Sweet note is described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Obligations and Commitments—the Sweet Note”.

Provision for Income Taxes. The effective income tax rate for fiscal 2008 is approximately 35.2% resulting in the $34.2 million income tax expense, as compared to an effective income tax rate of 33.5% in fiscal 2007 which resulted in the $30.3 million income tax expense.

Net Income. Our net income was $62.9 million in fiscal 2008, compared to net income of $60.3 million in fiscal 2007, as a result of the factors discussed above.

Fiscal 2007 Compared to Fiscal 2006

Revenue. Revenue for fiscal 2007 increased to $160.0 million from $80.7 million during fiscal 2006. The two largest drivers of the growth of $79.3 million were a full year of revenue generated from the acquisitions of Mudd, London Fog, Mossimo and Ocean Pacific made during fiscal 2006 which contributed approximately $37.1 million, as well as approximately $49.3 million contributed by the fiscal 2007 acquisitions of Danskin, Rocawear, the Official-Pillowtex brands (i.e., Cannon, Royal Velvet, Fieldcrest, Charisma) and Starter, which had no comparable revenue in fiscal 2006. For brands owned for the full year in fiscal 2007 and fiscal 2006, revenue increased approximately 5%, excluding the Joe Boxer license with Kmart, which was renewed at lower guaranteed minimum royalties while extended for an additional term of four years and providing for expansion into Sears stores.

Operating Expenses. SG&A expenses totaled $44.3 million in fiscal 2007 compared to $24.5 million in fiscal 2006. The increase of $19.8 million was primarily related to (i) an increase of approximately $6.7 million in advertising mainly driven by increased advertising related to brands acquired in fiscal 2007, with no comparable advertising expense in fiscal 2006 and (ii) an increase of approximately $5.6 million in payroll costs due to an increase in employee headcount of 48 people (comparing year-over-year ending headcount) relating primarily to our fiscal 2007 acquisitions of Rocawear and Starter. Further, for fiscal 2007, non-cash items consisting of the amortization of restricted stock awards, and the amortization of intangible assets (mainly contracts and non-competes) as a direct result of the Mossimo, Ocean Pacific, Danskin, Rocawear and the Pillowtex brands acquisitions which accounted for $1.7 million and $3.4 million, respectively.

For fiscal 2007 our expenses related to specific litigation, formerly known as special charges, included $6.0 million net benefit, as compared to expenses related to specific litigation of $2.5 million in fiscal 2006, both years relating to litigation involving Unzipped. The $6.0 million net benefit includes approximately $3.4 million in legal expenses and a $9.4 million benefit relating to the judgment received in November 2007 relating to the Unzipped litigation. Expenses related to specific litigation for fiscal 2006 is comprised of legal expenses involving the Unzipped litigation.

Operating Income. Operating income for fiscal 2007 increased to $121.8 million, or approximately 76% of total revenue, compared to $53.7 million or approximately 67% of total revenue in fiscal 2006. The increase in our operating margin percentage is primarily the result of increased revenues relating to the fiscal 2007 acquisitions and a full year of revenue for fiscal 2006 acquisitions while leveraging off of the existing infrastructure and making modest additions to SG&A compared to the increase in revenue.

Other Expenses—Net. Interest expense increased by $23.7 million in fiscal 2007 to $38.8 million, compared to interest expense of $15.1 million in fiscal 2006. This increase was due primarily to an increase in our debt financing arrangements in connection with the acquisitions of Rocawear, Official-Pillowtex and Starter, the retrospective implementation of FSP APB 14-1 as it relates to our convertible notes, as well as interest related to our judgment against Guez and ADS. Specifically, for fiscal 2007, there was a total interest expense relating to the term loan facility, convertible notes and our judgment against Guez and ADS of approximately $12.4 million, $9.1 million (including non-cash interest of $5.9 million related to the retrospective implementation of FSP APB 14-1) and $2.8 million, respectively, with no comparable interest expense in fiscal 2006. Deferred financing costs increased by $0.7 million in fiscal 2007 to $1.4 million from $0.7 million in fiscal 2006 due to additional financing obtained in fiscal 2007. Interest income increased by $6.3 million in fiscal 2007 from $1.2 million to $7.5 million. This increase was primarily driven by higher levels of cash balances throughout the year as compared to fiscal 2006 due to (i) cash generated from operations and (ii) cash raised through debt and equity financing which was on hand for during the first and third quarter of fiscal 2007 before used for acquisitions.

Provision for Income Taxes. The effective income tax rate for fiscal 2007 is approximately 33.5% resulting in the $30.3 million income tax expense. This difference between the effective tax rate and the statutory rate of 35%, is mainly driven by the benefit in state income taxes and relates to fluctuations in state rates expected to be realized by us due to new or revised tax legislation as well as changes we have recently experienced in the level of business performed within specific tax jurisdictions. Fiscal 2006 had a $7.3 million income tax expense due primarily to a reduction in our valuation allowance.

Net Income. Our net income was $60.3 million in fiscal 2007, compared to net income of $32.5 million in fiscal 2006, as a result of the factors discussed above.

Liquidity and Capital Resources

Liquidity

Our principal capital requirements have been to fund acquisitions, working capital needs, and to a lesser extent, capital expenditures. We have historically relied on internally generated funds to finance our operations and our primary source of capital needs for acquisition has been the issuance of debt and equity securities. At March 31, 2009 and December 31, 2008, our cash totaled $43.2 million and $67.3 million, respectively, including short-term restricted cash of $5.1 million and $0.9 million, respectively. Of the $5.1 million of short-term restricted cash at March 31, 2009, $4.1 million is in a cash collateral account in our name.

The term loan facility requires us to repay the principal amount of the term loan outstanding in an amount equal to 50% of the excess cash flow of the subsidiaries subject to the term loan facility for the most recently completed fiscal year. During the Current Quarter, we paid $38.7 million of the principal balance of the term loan facility, which represents 50% of the excess cash flow of the subsidiaries subject to the term loan facility for the year ended December 31, 2008.

On May 4, 2009, we acquired a 50% interest in Hardy Way, the owner of the Ed Hardy brand and trademarks, for $17.0 million, including $9.0 million in cash, and such cash portion was funded entirely from cash on hand.

We believe that cash from future operations as well as currently available cash will be sufficient to satisfy our anticipated working capital requirements for the foreseeable future. We intend to continue financing future brand acquisitions through a combination of cash from operations, bank financing and the issuance of additional equity and/or debt securities.

As of March 31, 2009, our marketable securities consist of auction rate securities. Beginning in the third quarter of 2007, $13.0 million of our auction rate securities had failed auctions due to sell orders exceeding buy orders. These funds will not be available to us until a successful auction occurs or a buyer is found outside the auction process. As a result, $13.0 million of auction rate securities have been written down to $7.5 million, using Level 3 inputs with present value techniques as described by the fair value hierarchy and the income approach outlined in SFAS 157, as a cumulative unrealized pre-tax loss of $5.5 million to reflect a temporary decrease in fair value. As the write-down of $5.5 million has been identified as a temporary decrease in fair value, the write-down has not impacted our earnings and is reflected as an other comprehensive loss in the stockholders’ equity section of our consolidated balance sheet. We estimated the fair value of our auction rate securities using a discounted cash flow model where we used the expected rate of interest to be received. We believe this decrease in fair value is temporary due to general macroeconomic market conditions, and interest is being paid in full as scheduled. Further, we have the ability and intent to hold the securities until an anticipated full redemption, and we have no reason to believe that any of the underlying issuers of these auction rate securities or third-party insurers are presently at risk of default. We believe our cash flow from future operations and our existing cash on hand will be sufficient to satisfy our anticipated working capital requirements for the foreseeable future, regardless of the timeliness of the auction process.

Changes in Working Capital

At March 31, 2009 and December 31, 2008 the working capital ratio (current assets to current liabilities) was 1.46 to 1 and 1.26 to 1, respectively. This increase in our working capital ratio was driven by the factors set forth below:

Operating Activities

Net cash provided by operating activities increased $6.6 million to $25.7 million in the Current Quarter from $19.1 million of net cash provided by operating activities in the Prior Year Quarter. This increase is primarily due to an increase of $1.0 million in our non-cash deferred income taxes to $5.6 million in the Current Quarter as compared to $4.6 million in the Prior Year Quarter; a decrease of $1.7 million in prepaid advertising and other, as compared to an increase of $1.2 million in the Prior Year Quarter, and an increase in accounts receivable of $0.6 million in the Current Quarter as compared to an increase of $7.1 million in the Prior Year Quarter. The increases in accounts receivable and prepaid advertising and other in the Prior Year Quarter were primarily related to acquisitions made during the three months ended December 31, 2007. There was no such impact in the Current Quarter as there were no new acquisitions in the Current Quarter, and the acquisition of Waverly during the three months ended December 31, 2008 only accounted for approximately $1.4 million of our $47.1 million balance of accounts receivable at December 31, 2008. The aggregate of these increases to our cash provided by operating activities was offset by a decrease of $0.5 million in stock option expense to $1.6 million in the Current Quarter from $2.1 million in the Prior Year Quarter, a decrease of $1.1 million in accounts payable and accrued expenses in the Current Quarter as compared to an increase of $0.9 million in accounts payable and accrued expenses in the Prior Year Quarter, and an increase of $0.5 million in other assets in the Current Quarter as compared to a decrease of $0.4 million in other assets in the Prior Year Quarter.

Net cash provided by operating activities totaled $89.2 million fiscal 2008, as compared to $83.7 million of net cash provided by operating activities in fiscal 2007. Cash provided by operating activities in fiscal 2008 totaled $89.2 million primarily due to net income of $62.9 million, stock-based compensation expense of $9.3 million of which $6.9 million can be directly attributed to our new contract with the chief executive officer, amortization of intangibles of $7.3 million of which $2.3 million relates to one additional quarter of amortization for those brands acquired at the end of the first quarter of 2007 (i.e., Danskin and Rocawear) as well as three additional quarters of amortization for the Official-Pillowtex, Artful Dodger and Starter brands, and a full year of amortization of our convertible note discount which totaled $13.1 million in 2008 (due to the retrospective implementation of FSP APB 14-1), offset primarily by increases of $17.2 million in accounts receivable and $10.0 million in prepaid advertising and other primarily due to our 2007 acquisitions having been included in our operations for a full year, and non-cash gains from the sale of trademarks and the sale of a 50% interest in our subsidiary of $2.6 million and $4.7 million, respectively. We continue to rely upon cash generated from licensing operations to finance our operations.

Investing Activities

Net cash used in investing activities increased approximately $6.7 million to $6.7 million in the Current Quarter from less than $0.1 million of net cash used in investing activities in the Prior Year Quarter. This increase is primarily due to earn-out payments totaling $6.7 million made during the Current Quarter relating to the Official-Pillowtex acquisition.

Net cash used in investing activities in fiscal 2008 totaled $44.1 million, as compared to $598.2 million used in fiscal 2007. In fiscal 2008, we used $27.6 million in connection with the acquisition of certain assets related to the Waverly brand, we paid cash earn-outs of $5.0 million related to our acquisition of Official-Pillowtex and $1.1 million related to our acquisition of Rocawear, which were recorded as increases to goodwill; in addition, we made an initial cash contribution of $2.0 million to our 50% owned joint venture in China. The aggregate of cash used in these investing activities was offset by collection of $1.0 million related to an outstanding promissory note. In fiscal 2007, we paid $71.3 million in cash for certain assets related to the Danskin brand, $206.1 million in cash for certain assets related to the Rocawear brand, $233.8 million in cash for certain assets related to the Official-Pillowtex brands, $60.3 million in cash for certain assets related to the Starter brand, and $196.4 million for the purchase of certain marketable securities, offset by the sale of $183.4 million of those marketable securities. Capital expenditures for fiscal 2008 were $6.3 million, compared to $0.1 million in capital expenditures in fiscal 2007, primarily relating to the purchase of fixtures for certain brands.

Financing Activities

Net cash used in financing activities increased $32.6 million to $47.3 million in the Current Quarter from $14.7 million of net cash used in financing activities in the Prior Year Quarter. This increase is primarily due to payment of long term debt. Specifically, our payment in the Prior Year Quarter of 50% of our excess cash flow from the subsidiaries subject to the term loan facility for fiscal 2007 was $15.6 million, as compared to our payment in the Current Quarter of $38.7 million, which represented 50% of our excess cash flow from the subsidiaries subject to the term loan facility for fiscal 2008. Additionally, short-term restricted cash increased $4.2 million primarily as a result of an investment through our joint venture Scion, which was offset by a non-controlling interest contribution of $2.1 million. Further, in the Current Quarter the tax benefit from share-based payment arrangements was $0.3 million, as compared to a $4.0 million tax benefit in the Prior Year Quarter. Lastly, during the Current Quarter we repurchased shares of our common stock for $1.5 million related to a stock repurchase plan authorized by our Board of Directors in November 2008. There were no such repurchases in the Prior Year Quarter.

Net cash used in financing activities was $26.8 million in fiscal 2008, compared with $489.0 million of net cash provided by financing activities in fiscal 2007. Of the $26.8 million in net cash used in financing activities, $36.0 million was used for principal payments related to the asset-backed notes and the term loan facility, $3.2 million was used to repurchase shares in net share settlements upon the vesting of certain employees’ restricted stock, and $1.8 million was used to repurchase shares in the open market in accordance with our new stock repurchase plan. This was offset by $8.3 million from the excess tax benefit from share-based payment arrangements, $2.3 million from net proceeds in connection with the exercise of stock options and warrants, and a net decrease of $3.6 million in total restricted cash.

Obligations and Commitments

Convertible notes. In June 2007, we completed the sale of $287.5 million principal amount of our convertible notes in a private offering to certain institutional investors from which we received net proceeds of approximately $281.1 million. The convertible notes bear interest at an annual rate of 1.875%, payable semi-annually in arrears on June 30 and December 31 of each year, commencing as of December 31, 2007. At March 31, 2009 and December 31, 2008, the net debt balance of the convertible notes was $236.9 million and $234.0 million, respectively, which reflects the implementation of FSP APB 14-1. However, the principal amount owed to the convertible note holders is $287.5 million.

Concurrently with the sale of the convertible notes, we purchased note hedges for approximately $76.3 million and issued warrants to the hedge counterparties for proceeds of approximately $37.5 million. These transactions will generally have the effect of increasing the conversion price of the convertible notes (by 100% based on the price of our common stock at the time of the offering). As a result of these transactions, we recorded a reduction to additional paid-in-capital of $12.1 million. These note hedges and warrants are separate and legally distinct instruments that bind only us and the counterparties thereto and have no binding effect on the holders of the convertible notes.

We utilized the proceeds of the convertible notes as follows: approximately $233.8 million was used for the Official-Pillowtex acquisition and approximately $38.8 million was the net payment for the related convertible note hedge. There are no covenants for this debt obligation.

Term loan facility. In connection with our acquisition of the Rocawear brand in March 2007, we entered into the term loan facility pursuant to which we borrowed, and received net proceeds of $212.5 million. Subsequently, in December 2007, in connection with our acquisition of the Starter brand, we borrowed an additional $63.2 million under the term loan facility, in connection with which we received net proceeds of $60.0 million. We may borrow an additional $36.8 million under the terms of the term loan facility.

Our obligations under the term loan facility are secured by the pledge of our ownership interests in many of our subsidiaries. In addition, these and other of our subsidiaries have guaranteed such obligations and their guarantees are secured by a pledge of, among other things, the Ocean Pacific/OP, Danskin, Rocawear, Mossimo, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter and Waverly trademarks and related intellectual property assets. Amounts outstanding under the term loan facility bear interest, at our option, at the Eurodollar rate or the prime rate, plus an applicable margin of 2.25% or 1.25%, as the case may be, per annum, with minimum principal payable in equal quarterly installments in annual aggregate amounts equal to 1.00% of the aggregate principal amount of the loans outstanding, in addition to an annual payment equal to 50% of the excess cash flow of the subsidiaries subject to the term loan facility, with any remaining unpaid principal balance to be due on April 30, 2013, herein referred to as the loan maturity date. Upon completion of our offering of the convertible notes, the loan maturity date was accelerated to January 2, 2012. On March 11, 2008, we paid to Lehman Commercial Paper Inc., or LCPI, for the benefit of the lenders, $15.6 million, representing 50% of the excess cash flow for 2007 from the subsidiaries subject to the term loan facility. As a result of such payment, we are no longer required to pay the quarterly installments described above. As of December 31, 2008, $38.9 million has been classified as current portion of long-term debt, which represents 50% of the excess cash flow for 2008 of the subsidiaries subject to the term loan facility. Of this amount, $38.7 million was paid to LCPI, for the benefit of the lenders, on March 13, 2009. At March 31, 2009 and December 31, 2008, the balance outstanding under the term loan facility was $217.2 and $255.3 million, respectively. The effective interest rate for the

Current Quarter was 3.71%. The average effective interest rate for fiscal 2008 was 5.81%. For the three months ending June 30, 2009, the effective interest rate of the term loan facility will be 3.47%. As of December 31, 2008 and March 31, 2009, we are in compliance with all material covenants relating to this debt obligation.

Asset-backed notes. The financing for certain of our acquisitions in 2005 and 2006 was accomplished though private placements of the asset-backed notes, which notes are currently secured by the Candies, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks and related intellectual property assets. As of March 31, 2009, the aggregate principal balance of the asset-backed notes was $111.7 million. Interest rates and terms on the outstanding principal amount of the asset-backed notes as of March 31, 2009 are as follows: $38.6 million principal amount bears interest at a fixed interest rate of 8.45% with a term ending August 2012, $17.1 million principal amount bears interest at a fixed rate of 8.12% with a term ending August 2012, and $56.0 million principal amount bears interest at a fixed rate of 8.99% with a term ending February 2013. The asset-backed notes have no financial covenants with which we or our subsidiaries need comply.

As of December 31, 2008, the aggregate principal balance of the asset-backed notes was $117.1 million. Interest rates and terms on the outstanding principal amount of the asset-backed notes as of December 31, 2008 were as follows: $40.6 million principal amount bears interest at a fixed interest rate of 8.45% and $18.0 million principal amount bears interest at a fixed rate of 8.12%, each with a term ending in August 2012, and $58.5 million principal amount bears interest at a fixed rate of 8.99% with a term ending February 2013.

The aggregate principal amount of the asset-backed notes will be fully paid by February 22, 2013.

Cash on hand in IP Holdings’ bank account is restricted at any point in time up to the amount of the next payment of principal and interest due by it under the asset-backed notes. Accordingly, as of March 31, 2009 and December 31, 2008, $1.0 million and $0.9 million, respectively, have been disclosed as restricted cash within our current assets. Further, a liquidity reserve account has been established and the funds on deposit in such account are to be applied to the last principal payment due with respect to the asset-backed notes. Accordingly, the $15.9 million in such reserve account as of March 31, 2009 and December 31, 2008 have been included on our balance sheets as restricted cash within our other assets. As of March 31, 2009 and December 31, 2008, we are in compliance with all material covenants relating to this debt obligation.

Sweet note. A description of the Sweet Sportswear/Unzipped litigation is contained in “Business—Legal Proceedings”. On April 23, 2002, we acquired the remaining 50% interest in Unzipped from Sweet Sportswear, or Sweet, for a purchase price comprised of 3,000,000 shares of our common stock and $11.0 million in debt, which was evidenced by our issuance of a note to Sweet Sportswear, also referred to as the Sweet note. Prior to August 5, 2004, Unzipped was managed by Sweet pursuant to a management agreement, which obligated Sweet to manage the operations of Unzipped in return for, commencing in fiscal 2003, an annual management fee based upon certain specified percentages of net income achieved by Unzipped during the three-year term of the agreement. In addition, Sweet guaranteed that the net income, as defined in the agreement, of Unzipped would be no less than $1.7 million for each year during the term, commencing with fiscal 2003. In the event that the guarantee was not met for a particular year, Sweet was obligated under the management agreement to pay us the difference between the actual net income of Unzipped, as defined, for such year and the guaranteed $1.7 million. That payment, referred to as the shortfall payment, could be offset against the amounts due under the Sweet note at the option of either us or Sweet. As a result of such offsets, the balance of the Sweet note was reduced by us to $3.1 million as of December 31, 2006 and $3.0 million as of December 31, 2005 and is reflected in “long- term debt.” This note bears interest at the rate of 8% per year and matures in April 2012.

In November 2007, in connection with the judgment entered in the Unzipped litigation, we increased the balance of the Sweet note by approximately $6.2 million and recorded the expense as a special charge, and further increased the Sweet note by approximately $2.8 million to record the related interest and included the charge in interest expense. The balance of the Sweet note as of March 31, 2009 and December 31, 2008 is approximately $12.2 million and is included in current portion of long-term debt.

Other. We believe that we will be able to satisfy our ongoing cash requirements for operations and debt servicing for the foreseeable future, primarily with cash flow from operations. In addition, as part of our business growth strategy, we intend, in addition to growing through the organic development of our brands and expanding internationally, to grow through acquisitions of additional brands. We anticipate that we would fund any such acquisitions through a combination of cash, the issuance of equity and/or debt securities.

The following is a summary of contractual cash obligations, including interest for the periods indicated that existed as of March 31, 2009:

(000’s omitted)	April 1 through December 31, 2009	2010	2011	2012	2013	Thereafter	Total
Convertible notes(1)	$—	$—	$—	$287,500	$—	$—	$287,500
Term loan facility	—	11,623	—	207,983	—	—	219,606
Asset-backed notes	16,850	24,216	26,380	33,468	10,802	—	111,716
Sweet note	12,186	—	—	—	—	—	12,186
Operating leases	1,611	2,158	2,153	1,864	1,923	20,545	30,254
Joint venture	1,500	1,500	—	—	—	—	3,000
Earn-out payments on acquisitions	—	—	—	—	—	—	—
Employment contracts	3,155	3,348	1,691	1,000	—	—	9,194
Interest	10,948	12,848	10,685	5,451	242	—	40,174
Total contractual cash	$46,250	$55,693	$40,909	$537,266	$12,967	$20,545	$713,630

(1)	Reflects the net debt carrying amount of the convertible notes as of March 31, 2009, in accordance with FSP APB 14-1. The principal amount owed to the holders of the convertible notes is $287.5 million.

Other Factors

We continue to seek to expand and diversify the types of licensed products being produced under our various brands, as well as diversify the distribution channels within which licensed products are sold, in an effort to reduce dependence on any particular retailer, consumer or market sector. The success of our company, however, will still remain largely dependent on our ability to build and maintain brand awareness and contract with and retain key licensees and on our licensees’ ability to accurately predict upcoming fashion trends within their respective customer bases and fulfill the product requirements of their particular retail channels within the global marketplace. Unanticipated changes in consumer fashion preferences, slowdowns in the U.S. economy, changes in the prices of supplies, consolidation of retail establishments, and other factors noted in “Risk Factors,” could adversely affect our licensees’ ability to meet and/or exceed their contractual commitments to us and thereby adversely affect our future operating results.

Effects of Inflation

We do not believe that the relatively moderate rates of inflation experienced over the past few years in the United States, where we primarily compete, have had a significant effect on revenues or profitability.

New Accounting Standards

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” herein referred to as FSP 107-1 and APB 28-1. FSP 107-1 and APB 28-1 require that disclosures about the fair value of a company’s financial instruments be made whenever summarized financial information for interim reporting periods is made. The provisions of FSP 107-1 are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Early adoption of FSP 107-1 and APB 28-1 may be made only if FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” and FSP FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments,” herein referred to as FSP 115-2 and FAS 124-2, are also adopted early. We are currently evaluating the impact that FSP 107-1 and APB 28-1 will have on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” referred to as FSP 157-4. FSP 157-4 does not change the definition of fair value as detailed in FAS 157, but provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased. The provisions of FSP 157-4 are effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. If early adoption is elected for either FAS 115-2 or FAS 107-1 and APB 28-1, FSP 157-4 must also be adopted early. We are currently evaluating the impact that FSP 157-4 will have on our consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP 115-2 and FAS 124-2”). FSP 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities and provides additional disclosure requirements for other-than-temporary impairments for debt and equity securities. FSP 115-2 and FAS 124-2 address the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The provisions of FSP 115-2 and FAS 124-2 are effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. If early adoption is elected for either FAS 157-4 or FAS 107-1 and APB 28-1, FSP 115-2 and FAS 124-2 must also be adopted early. We are currently evaluating the impact that FSP 115-2 and FAS 124-2 will have on our consolidated financial statements.

Summary of Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We review all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

In connection with our licensing model, we have entered into various trademark license agreements that provide revenues based on minimum royalties and additional revenues based on a percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee’s sales.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” herein referred to as SFAS 142, which changed the accounting for goodwill from an amortization method to an impairment-only approach. Upon our adoption of SFAS 142 on February 1, 2002, we ceased amortizing goodwill. As prescribed under SFAS 142, we had goodwill tested for impairment during the years ended December 31, 2008, 2007 and 2006, and no write-downs from impairments were necessary. Our tests for impairment utilize discounted cash flow models to estimate the fair values of the individual assets. Assumptions critical to our fair value estimates are as follow: (i) discount rates used to derive the present value factors used in determining the fair value of the reporting units and trademarks; (ii) royalty rates used in our trade mark valuations; (iii) projected average revenue growth rates used in the reporting unit and trademark models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These tests factor in economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances.

Impairment losses are recognized for long-lived assets, including certain intangibles, used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are not sufficient to recover the assets carrying amount. Impairment losses are measured by comparing the fair value of the assets to their carrying amount. For the years ended December 31, 2008, 2007 and 2006 there was no impairment present for these long-lived assets.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), “Accounting for Share-Based Payment”, herein referred to as SFAS 123(R), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Under SFAS 123(R), using the modified prospective method, compensation expense is recognized for all share-based payments granted prior to, but not yet vested as of, January 1, 2006. Prior to the adoption of SFAS 123(R), we accounted for our stock-based compensation plans under the recognition and measurement principles of accounting principles board, or APB, Opinion No. 25, “Accounting for stock issued to employees,” and related interpretations. Accordingly, the compensation cost for stock options had been measured as the excess, if any, of the quoted market price of our common stock at the date of the grant over the amount the employee must pay to acquire the stock.

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”, herein referred to as SFAS 109. Under SFAS 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence pursuant to the requirements of SFAS 109, including current and historical results of operations, the annual limitation on utilization of net operating loss carry forwards pursuant to Internal Revenue Code section 382, future income projections and the overall prospects of our business. Based upon management’s assessment of all available evidence, including our completed transition into a licensing business, estimates of future profitability based on projected royalty revenues from our licensees, and the overall prospects of our business, management concluded that it is more likely than not that the net deferred income tax asset will be realized.

We adopted FASB Interpretation 48, herein referred to as FIN 48, beginning January 1, 2007. The implementation of FIN 48 did not have a significant impact on our financial position or results of operations. The total unrecognized tax benefit was $1.1 million at the date of adoption. At December 31, 2008, the total unrecognized tax benefit was $1.1 million. However, the liability is not recognized for accounting purposes because the related deferred tax asset has been fully reserved in prior years. We are continuing our practice of recognizing interest and penalties related to income tax matters in income tax expense. There was no accrual for interest and penalties related to uncertain tax positions for the year ended December 31, 2008. We file federal and state tax returns and is generally no longer subject to tax examinations for fiscal years prior to 2004.

Marketable securities, which are accounted for as available-for-sale, are stated at fair value in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” herein referred to as SFAS 115, and consist of auction rate securities. Temporary changes in fair market value are recorded as other comprehensive income or loss, whereas other than temporary markdowns will be realized through our statement of operations. On January 1, 2008, we adopted SFAS 157 “Fair Value Measurements”, referred to as SFAS 157, which establishes a framework for measuring fair value and requires expanded disclosures about fair value measurement. While SFAS 157 does not require any new fair value measurements in its application to other accounting pronouncements, it does emphasize that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation.

Several of our accounting policies involve management judgments and estimates that could be significant. The policies with the greatest potential effect on our consolidated results of operations and financial position include the estimate of reserves to provide for collectability of accounts receivable. We estimate the collectability considering historical, current and anticipated trends of our licensees related to deductions taken by customers and markdowns provided to retail customers to effectively flow goods through the retail channels, and the possibility of non-collection due to the financial position of our licensees and their retail customers. Due to our licensing model, we do not have any inventory risk and reduced our operating risks, and can reasonably forecast revenues and plan expenditures based upon guaranteed royalty minimums and sales projections provided by our retail licensees.

Quantitative and Qualitative Disclosures About Market Risk

We limit exposure to foreign currency fluctuations by requiring substantially all of our licenses to be denominated in U.S. dollars.

We are exposed to potential loss due to changes in interest rates. Investments with interest rate risk include marketable securities. Debt with interest rate risk includes the fixed and variable rate debt. As of March 31, 2009, we had approximately $217.2 million in variable interest debt under our term loan facility. To mitigate interest rate risks, we are utilizing derivative financial instruments such as interest rate hedges to convert certain portions of our variable rate debt to fixed interest rates. If there were an adverse change of 10% in interest rates, the expected effect on net income would be immaterial.

We invested in certain auction rate securities. During the Current Quarter, our balance of auction rate securities failed to auction due to sell orders exceeding buy orders. These funds will not be available to us until a successful auction occurs or a buyer is found outside the auction process. We estimated the fair value of our auction rate securities to be $7.5 million, using a discounted cash flow model where we used the expected rate of interest to be received. We believe this decrease in fair value is temporary due to general macroeconomic market conditions, and interest is being paid in full as scheduled. Further, we have the ability and intent to hold the securities until an anticipated full redemption, and we have no reason to believe that any of the underlying issuers of these auction rate securities or third-party insurers are presently at risk of default. The cumulative effect of the failure to auction since the third quarter of fiscal 2007 has resulted in an accumulated other comprehensive loss of $5.5 million which is reflected in the stockholders’ equity section of the condensed unaudited consolidated balance sheet.

As described elsewhere in this prospectus supplement, in connection with the initial sale of our convertible notes, we entered into convertible note hedges with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc. At such time, the hedging transactions were expected, but were not guaranteed, to eliminate the potential dilution upon conversion of the convertible notes. Concurrently, we entered into warrant transactions with the hedge counterparties.

On September 15, 2008 and October 3, 2008, respectively, Lehman Holdings and Lehman OTC filed for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the Southern District of New York. We had purchased 40% of the convertible note hedges from Lehman OTC and we had sold 40% of the warrants to Lehman OTC. If Lehman OTC does not perform such obligations and the price of our common stock exceeds the $27.56 conversion price (as adjusted) of the convertible notes, the effective conversion price of the convertible notes (which is higher than the actual $27.56 conversion price due to these hedges) would be reduced and our existing stockholders may experience dilution at the time or times the convertible notes are converted.

The effect, if any, of any of these transactions and activities on the trading price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock.

BUSINESS

General

We are a brand management company engaged in licensing, marketing and providing trend direction for a portfolio of owned consumer brands. We currently own 17 brands, Candie’s®, Bongo®, Badgley Mischka®, Joe Boxer®, Rampage®, Mudd®, London Fog®, Mossimo®, Ocean Pacific®/OP®, Danskin®/Danskin Now®, Rocawear®, Cannon®, Royal Velvet®, Fieldcrest®, Charisma®, Starter® and Waverly®, which we licenses directly to leading retailers, wholesalers and suppliers for use across a wide range of product categories, including apparel, footwear, sportswear, fashion accessories, home products and decor, and beauty and fragrance. In addition, Scion LLC, a joint venture in which we have a 50% investment, owns the Artful Dodger™ brand and Hardy Way, LLC, a limited liability company in which we have a 50% interest, owns the Ed Hardy brand and trademarks. Our brands are sold across a variety of distribution channels, from the mass tier to the luxury market. We support our brands with innovative advertising and promotional campaigns designed to increase brand awareness, and provide our licensees with coordinated trend direction to enhance product appeal and help maintain and build brand integrity.

We have a business strategy designed to maximize the value of our brands by entering into strategic licenses with partners that have the responsibility for manufacturing and selling the licensed products. Licensees are selected based upon our belief that they will be able to produce and sell quality products in the categories of their specific expertise and that they are capable of exceeding minimum sales targets and royalties that we generally require.

We plan to continue to build our portfolio by acquiring additional brands. In assessing potential acquisitions, we primarily evaluate the strength of the target brand and the viability of future royalty streams. We believe that this focused approach allows us to screen a wide pool of consumer brand candidates, quickly evaluate acquisition targets and efficiently complete due diligence for potential acquisitions.

In addition, we also seek to monetize our brands through international licenses, partnerships and other arrangements, such as joint ventures.

Commencing in May 2003, we began to implement a shift in our business model designed to transform us from a wholesaler and retailer of jeanswear and footwear products to a brand management company focused on licensing and marketing our portfolio of consumer brands. In May 2003, we licensed out both our Bongo footwear business and our Candie’s footwear business to third party licensees, and, by the end of 2003, we had eliminated all of our Candie’s retail concept stores. Effective in August 2004, we also licensed out our Bongo jeanswear operations, which were previously conducted through our wholly-owned subsidiary, Unzipped. Beginning January 2005, we also changed our business practices with respect to our Bright Star subsidiary, as a result of which Bright Star began acting solely as an agent for, as opposed to an indirect wholesaler to, its private label footwear clients. As a result of these changes to its operations, since the end of 2004, we have had no wholesale or retail operations or product inventory and have operated solely as a brand management company.

Since October 2004, we have acquired or made investments relating to the following 17 brands:

Date acquired	Brand
October 2004	Badgley Mischka
July 2005	Joe Boxer
September 2005	Rampage
April 2006	Mudd
August 2006	London Fog
October 2006	Mossimo
November 2006	Ocean Pacific/OP
March 2007	Danskin/Danskin Now
March 2007	Rocawear
October 2007	Official-Pillowtex brands (Cannon, Royal Velvet, Fieldcrest and Charisma)
December 2007	Starter
October 2008	Waverly

Date of investment	Brand
November 2007	Artful Dodger
May 2009	Ed Hardy

Through our licensing model, we have eliminated inventory risk and substantially reduced the operating exposure associated with traditional operating companies, improved our cash flows and net income margins, and benefited from the model’s scalability, all of which enables us to leverage new licenses with our existing infrastructure. Our objective is to capitalize on our brand management expertise and relationships and continue to build a diversified portfolio of consumer brands that generate increasing revenues.

Our brands

Our objective is to continue to develop and build a diversified portfolio of iconic consumer brands by organically growing our existing portfolio and by acquiring new brands that leverage our brand management expertise and existing infrastructure. To achieve this objective, we intend to:

•

extend our existing brands by adding additional product categories, expanding the brands’ distribution and retail presence and optimizing our licensees’ sales through innovative marketing that increases consumer awareness and loyalty;

•	continue our international expansion through additional licenses, partnerships, joint ventures and other arrangements with leading retailers and wholesalers worldwide; and

•	continue acquiring consumer brands with high consumer awareness, broad appeal, applicability to a range of product categories and an ability to diversify our portfolio.

In managing our brands, we seek to capitalize on the brands’ histories, while simultaneously working to keep them relevant to today’s consumer.

As of March 31, 2009, our brand portfolio consisted of the following 17 iconic consumer brands:

Candie’s. Candie’s is known primarily as a junior lifestyle brand, with products in the footwear, apparel and accessories categories, and has achieved brand recognition for its flirty and fun image, value prices and affiliations with celebrity spokespeople. We purchased the brand from a predecessor company in 1993, making it our longest held trademark. The primary licensee for Candie’s is Kohl’s, which commenced the roll out of the brand in July 2005 in all of its stores with a multi-category line of Candie’s lifestyle products, including sportswear, denim, footwear, handbags, intimate apparel, children’s apparel, fragrance and home accessories. In 2008, Candie’s shop-in-shops opened in all Kohl’s stores, creating a brand specific shopping experience. Celebrity spokespeople for the Candie’s brand over the past two decades have included Jenny McCarthy, Destiny’s Child, Alyssa Milano, Kelly Clarkson, Ashlee Simpson, Hilary Duff, Pat Benatar, Fergie, and most recently, Hayden Panettiere.

Bongo. The Bongo brand is positioned as a California lifestyle brand, with a broad range of women’s and children’s casual apparel and accessories, including denim, sportswear, eyewear, fragrance and watches. The brand was established in 1982 and was purchased by us in 1998. Bongo products are sold primarily through mid-tier department stores, such as JC Penney, Kohl’s and Sears. We have 11 Bongo licenses, including licenses in South America and Central America. Celebrity spokespeople for the Bongo brand have included Liv Tyler, Rachel Bilson, Nicole Richie, the stars of the top rated MTV television reality show Laguna Beach, Vanessa Minnillo, Kim Kardashian and Jesse McCartney.

Badgley Mischka. The Badgley Mischka brand is known as one of the premiere couture eveningwear brands. The brand was established in 1988 and was acquired by us in October 2004. Badgley Mischka products are sold in luxury department and specialty stores, including Bergdorf Goodman, Neiman Marcus and Saks Fifth Avenue, with its largest retail categories being women’s apparel and accessories. We have 19 Badgley Mischka licenses. Badgley Mischka designs have been worn by such celebrities as Angelina Jolie, Catherine Zeta Jones, Halle Berry, Kate Winslet, Ashley and Mary Kate Olsen, and most recently, Teri Hatcher.

Joe Boxer. Joe Boxer is a highly recognized underwear, sleepwear and loungewear brand known for its irreverent and humorous image and provocative promotional events. The brand was established in 1985 and was acquired by us in July 2005. Since August 2001, Kmart, a wholly-owned subsidiary of Sears Holding Corporation, has held the exclusive license for the brand in the United States covering apparel, fashion accessories and home products for men, women, teens and children. In September 2006, we expanded the license with Kmart to extend the brand into Sears stores. The brand is also being developed internationally, with current licenses in Canada, Mexico and Scandinavia.

Rampage. Rampage was established in 1982 and is known as a contemporary/junior women’s sportswear brand. The brand was acquired by us in September 2005. Rampage products are sold through better department stores such as Macy’s, with the largest retail categories being sportswear, footwear, intimate apparel and swimwear. We license the brand to 12 wholesalers in the United States and to partners in Chile, Thailand and the Middle East. Supermodel Petra Nemcova has been the spokesperson for the Rampage brand and has modeled for its campaigns for the past few seasons. Currently, the spokesperson for the brand is Gisele Bundchen.

Mudd. Mudd is a highly recognizable junior apparel brand, particularly in the denim and footwear categories. It was established in 1995 and acquired by us in April 2006. In November 2008, we entered into a multi-year licensing agreement with Kohl’s under which Kohl’s will be the exclusive U.S. retailer for apparel, fashion accessories, jewelry and eyewear beginning Fall 2009. Mudd footwear will continue to be distributed through mid-level department stores such as JC Penney, Kohl’s and specialty stores.

London Fog. London Fog is a classic brand known worldwide for its outerwear, cold weather accessories, umbrellas, luggage and travel products. The brand was established over 80 years ago and was acquired by us in August 2006. The brand is sold primarily through the better department store channel. We have 15 London Fog licenses, including a direct-to-retail license agreement with Hudson’s Bay Corporation in Canada, covering apparel, accessories and lifestyle products.

Mossimo. Mossimo is known as a contemporary, active and youthful lifestyle brand and is one of the largest apparel brands in the U.S. The brand was established in 1986 and acquired by us in October 2006. Since 2000, Target has held the exclusive Mossimo license in the U.S., covering apparel products for men, women and children, including casual sportswear, denim, swimwear, bodywear, watches, handbags and other fashion accessories. The brand is also licensed to six wholesale partners in Australia, New Zealand, South America, Mexico, the Philippines, and Japan.

Ocean Pacific/OP. Ocean Pacific and OP are global action-sports lifestyle apparel brands which trace their heritage to Ocean Pacific’s roots as a 1960’s surfboard label. We acquired the Ocean Pacific brands in November 2006 at which time we assumed 15 domestic licenses covering such product categories as footwear, sunglasses, kids’ apparel and fragrance. In 2008, the U.S. OP business was converted to a direct-to-retail license with Wal-Mart. In Spring 2008, OP launched exclusively in 1,000 Wal-Mart stores in the U.S., and will be rolling out to all stores in the U.S., Canada and Mexico for Spring 2009. Wal-Mart also holds the OP license for Brazil, India and China. For 2008, the marketing campaign to support the Wal-Mart launch featured seven young Hollywood celebrities including Rumer Willis, Kristin Cavallari, Christina Milian, Josie Maran, Pete Wentz, Corbin Bleu and Wilmer Valderrama.

Danskin/Danskin Now. Danskin, our oldest brand, is a 126 year-old iconic brand of women’s activewear, legwear, dancewear, yoga apparel and fitness equipment, which we acquired in March 2007. The Danskin brand is sold through better department, specialty and sporting goods stores and through freestanding Danskin boutiques and Danskin.com. In addition, we have a direct-to-retail license with Wal-Mart for our Danskin Now® brand for apparel and fitness equipment. The Danskin Now brand was repositioned and relaunched in January 2009 with an expanded assortment of products and new spokesperson Gabrielle Reece.

Rocawear. Rocawear is a leading urban lifestyle apparel brand established by Shawn “Jay-Z” Carter, Damon Dash and Kareem Burke in 1999. We acquired the Rocawear brand in March 2007. There are 31 licenses for Rocawear products, including men’s, women’s and kids’ apparel, outerwear, footwear, jewelry, handbags and fragrance. Rocawear products are sold through better department and specialty stores. The founder, Jay-Z, remains actively involved in the brand as an owner of the core licensee, and serves as the brand’s creative director pursuant to an endorsement and services agreement signed in March 2007. Jay-Z was featured in Rocawear’s 2008 advertising campaign.

Cannon. Cannon is one of the most recognizable brands in home textiles with a strong heritage and history and is known as the first textile brand to sew logos onto products. When we acquired Cannon, it was distributed in over 1,000 regional department stores, including Meijer, ShopKo, Mervyn’s and Steinmart, as well as in Wal-Mart and Costco. In February 2008, we signed a direct-to-retail license with Kmart for Cannon to be sold exclusively in both Kmart and Sears stores. Cannon was established in 1887, making it our third oldest brand.

Royal Velvet. Royal Velvet is a distinctive luxury home textile brand that strives to deliver the highest quality to consumers. Royal Velvet products include towels, sheets, rugs and shams. The Royal Velvet towel has been an industry standard since 1954. The core licensee for Royal Velvet is Li & Fung Limited, which in February 2008 established an exclusive distribution arrangement with Bed Bath & Beyond Inc. Brooke Shields and her family were featured in the most recent Royal Velvet advertising campaign.

Fieldcrest. Fieldcrest is a brand of contemporary relevance to the mass channel consumer. The brand is known for quality bed and bath textiles that are easy care, soft, easy to coordinate and classic in style. Fieldcrest home products are sold through the mass channel, with Target having the exclusive direct-to-retail license in the United States since Spring 2005. The Fieldcrest brand was created in 1883, making it our second oldest brand.

Charisma. Charisma home textiles were introduced in the 1970’s and are known for their quality materials and classic designs. Charisma products are currently distributed through better department stores such as Bloomingdales. Our most recent advertising campaign featured Ivanka Trump. In February 2009, we entered into a non-exclusive direct-to-retail agreement with Costco for the Charisma brand.

Starter. Starter, founded in 1971, is one of the original brands in licensed team merchandise and is a highly recognized brand of athletic apparel and footwear. We acquired Starter in December 2007. At the time of the acquisition, the brand was distributed in the United States primarily at Wal-Mart through a number of different wholesale licensees. In July 2008, the brand was licensed to Wal-Mart on a direct-to-retail basis. The Starter brand had an expanded re-launch in all U.S. Wal-Mart stores in Spring 2009, supported by an advertising campaign featuring Tony Romo, quarterback of the Dallas Cowboys. Starter is also licensed internationally and sold through retailers including Carrefour and Metro.

Waverly. Founded in 1923, Waverly is a premier home fashion and lifestyle brand and one of the most recognized names in home decor. Waverly has two direct-to-retail agreements, Waverly Home with Target and Waverly Home Classics with Lowe’s Companies, Inc. for a variety of select home furnishings. Waverly also has licenses for products including fabric, window treatments and bedding that are sold through retailers such as Jo-Ann’s and JC Penney as well as interior design rooms.

Scion LLC

Scion is a brand management and licensing company formed by us with Shawn “Jay-Z” Carter in March 2007, as a 50/50 joint venture, to buy, create, develop and license brands across a spectrum of consumer product categories. On November 7, 2007, Scion completed its first brand acquisition when its wholly-owned subsidiary, Artful Holdings LLC purchased Artful Dodger, a high end urban apparel brand for a purchase price of $15.0 million. Concurrent with the acquisition of Artful Dodger, the brand was licensed in the United States for all major apparel categories. In 2008, Artful Dodger shop-in-shops opened nationally in select Macy’s stores, creating a brand specific shopping experience. Artful Dodger has also been licensed to wholesale partners and distributors in Canada and Europe.

Hardy Way, LLC

On May 4, 2009, we entered into a membership interest purchase agreement by and among Donald Edward Hardy, or Hardy, and certain other parties, pursuant to which we purchased 50% of the membership interests of Hardy Way, LLC, a Delaware limited liability company. Hardy Way owns the Ed Hardy brand and trademarks. Pursuant to the purchase agreement, we paid $17 million for our interest in Hardy Way, comprised of $9 million in cash and 588,668 shares of our common stock valued at $8 million. In addition, Hardy or his affiliate may be entitled to receive an additional $1 million in our common stock pursuant to an earn-out based on 2009 royalties received by Hardy Way.

Iconix China

On September 5, 2008, we and Novel Fashions Holdings Limited, herein referred to as Novel, formed a joint venture, herein referred to as Iconix China, to develop, exploit and market our brands in the People’s Republic of China, Hong Kong, Macau and Taiwan, herein referred to as the China territory. Pursuant to the terms of this transaction, we contributed to Iconix China substantially all rights to our brands in the China territory and committed to contribute $5.0 million, and Novel committed to contribute $20 million. Upon closing of the transaction, we contributed $2.0 million and Novel contributed $8.0 million. The balance of the parties’ respective contributions are due in September 2009 and September 2010.

Iconix Latin America

In December 2008, we contributed substantially all rights to our brands in Mexico, Central America, South America, and the Caribbean, herein referred to as the Latin America territory, to Iconix Latin America LLC, herein referred to as Iconix Latin America, a newly formed subsidiary. On December 29, 2008, New Brands America LLC, herein referred to as New Brands, an affiliate of the Falic Group, purchased a 50% interest in Iconix Latin America, which will assist us in developing, exploiting, marketing and licensing our brands in the Latin America territory. In consideration for its 50% interest in Iconix Latin America, New Brands agreed to pay $6 million to us. New Brands paid $1.0 million upon closing of this transaction and has committed to pay an additional $5.0 million over the 30 month period following closing, of which $0.5 million was paid during the Current Quarter. As of March 31, 2009, the balance owed to us under this obligation is $4.5 million. The current portion of $2.0 million is included in the unaudited condensed consolidated balance sheet in prepaid advertising and other and the long term portion of $2.5 million is included in other assets—non-current.

Bright Star

We arrange, as agent, through our wholly-owned subsidiary, Bright Star, for the manufacture of footwear products for mass market and discount retailers under their private label brands. Bright Star provides design direction and arranges for the manufacturing and distribution of men’s private label footwear products primarily for Wal-Mart under its private labels. Bright Star acts solely as an agent and never assumes ownership of the goods. For the years ended December 31, 2008, 2007, and 2006 Bright Star’s agency commissions represented approximately 1%, 2% and 3%, respectively, of our revenues. Bright Star has no inventory and earns commissions on sales.

Licensing and other relationships

Our business strategy is to maximize the value of our brands by entering into strategic licenses with partners who have the responsibility for manufacturing and selling the licensed products. We license our brands with respect to a broad range of products, including apparel, footwear, fashion accessories, sportswear, home products and décor, and beauty and fragrance. We seek licensees with the ability to produce and sell quality products in their licensed categories and the demonstrated ability to meet and exceed minimum sales thresholds and royalty payments to us.

We maintain direct-to-retail and traditional wholesale licenses. Typically, in a direct-to-retail license, we grant exclusive rights to one of our brands to a single national retailer for a broad range of product categories. For example, the Candie’s brand is licensed exclusively to Kohl’s in the United States across approximately 25 product categories. Direct-to-retail licenses provide retailers with proprietary rights to national brands and favorable economics. Proprietary brands also typically receive greater support from retailers, including premium shelf space and strong in-store presentations. In a traditional wholesale license, we grant rights to a single or small group of related product categories to a wholesale supplier, who is permitted to sell licensed products to multiple stores within an approved channel of distribution. For example, we license the Rocawear brand to numerous wholesale suppliers for products ranging from footwear and apparel to handbags and fragrances, for sale and distribution to department and specialty stores.

Each of our licenses has a stipulated territory or territories, as well as distribution channels in which the licensed products may be sold. Currently, most of our licenses are U.S. based licenses, but we also seek to monetize our trademarks internationally through licenses, partnerships, and other arrangements, such as joint ventures. In 2008, we entered into two international joint ventures. For further information, see above for discussion on Iconix China and Iconix Latin America.

Our licenses typically require the licensee to pay us royalties based upon net sales with guaranteed minimum royalties in the event that net sales do not reach certain specified targets. Our licenses also typically require the licensees to pay to us certain minimum amounts for the advertising and marketing of the respective licensed brands. As of January 1, 2009, we had a contractual right to receive over $500 million of aggregate minimum royalty revenue through the balance of the terms of all of our current licenses, excluding any renewals.

We believe that coordination of brand presentation across product categories is critical to maintaining the strength and integrity of our brands. Accordingly, we maintain the right in our licenses to preview and approve all product, packaging and presentation of the licensed mark. Moreover, in most licenses, prior to each season, our representatives supply licensees with trend guidance as to the “look and feel” of the current trends for the season, including colors, fabrics, silhouettes and an overall style sensibility, and then work with licensees to coordinate the licensed products across the categories to maintain the cohesiveness of the brand’s overall presentation in the market place. Thereafter, we obtain and approve (or object and require modification to) product and packaging provided by each licensee on an on-going basis. In addition, we communicate with our licensees throughout the year to obtain and review reporting of sales and the calculation and payment of royalties.

For the year ended December 31, 2008, our largest direct-to-retail licenses were with Target for the Mossimo brand, Kohl’s for the Candie’s brand, and Kmart for the Joe Boxer brand, which collectively represented 19% of total revenue for the period. Our largest wholesale licensee was Li & Fung for Royal Velvet and Cannon home furnishings, which collectively represented 11% of total revenue for the period.

Key direct-to-retail licenses

Target licenses

Mossimo. As part of our acquisition of the Mossimo trademarks in October 2006, we acquired the license with Target, which was originally signed in 2000 and was subsequently amended and restated in March 2006. Pursuant to this license, Target has the exclusive right to produce and distribute substantially all Mossimo-branded products sold in the United States, its territories and possessions through Target retail stores. In January 2009, Target renewed its license through January 31, 2012. If Target is current with payments of its obligations under the license, Target has the right to renew the license on the same terms and conditions for successive additional terms of two years each.

Under the Target license, Target pays royalty fees based on certain percentages of its net sales of Mossimo-branded products, subject to its obligation to pay a guaranteed minimum royalty for each contract year. The revenue generated by this license totaled 9%, 13% and 5% of our overall revenue in the years ended December 31, 2008, 2007 and 2006, respectively.

Fieldcrest. As part of our acquisition of Official-Pillowtex in October 2007, we acquired the license with Target for the Fieldcrest brand, which commenced in March 2004. Pursuant to this license, Target has the exclusive right to produce and distribute substantially all Fieldcrest-branded home furnishing products sold in the United States, its territories and possessions through Target retail stores. The initial term of this license expires on July 31, 2010, subject to Target’s option to renew it for an additional term of five years.

Waverly. As part of our acquisition of Waverly in October 2008, we acquired the license with Target for the Waverly brand, which was originally signed in April 2005 and was subsequently amended and restated in February 2008, and again in September 2008. Pursuant to this license, Target has the exclusive right to produce and distribute substantially all Waverly Home-branded home furnishing products sold in the United States, its territories and possessions through Target retail stores. The current term of this license expires on January 31, 2011, subject to Target’s option to renew it for two consecutive additional terms of one year.

Kohl’s licenses

Candie’s. In December 2004, we entered into a license agreement with Kohl’s. Pursuant to this license, we granted Kohl’s the exclusive right to design, manufacture, sell and distribute a broad range of products under the Candie’s trademark, including women’s, juniors’ and children’s apparel, accessories (except prescription eyewear), beauty and personal care products, home accessories and electronics. Kohl’s was also granted the non-exclusive right to sell footwear and handbags bearing the Candie’s brand through December 31, 2006, which rights became exclusive to Kohl’s on January 1, 2007. The initial term of the Kohl’s license expires on January 29, 2011, subject to Kohl’s option to renew it for up to three additional terms of five years, each contingent on Kohl’s meeting specified performance and minimum sale standards. The agreement also provides for minimum royalties that Kohl’s is obligated to pay us for each contract year (the first contract year ended December 31, 2006).

The revenue generated from this license totaled 5%, 8%, and 14% of our overall revenue for the years ended December 31, 2008, 2007 and 2006, respectively. Kohl’s does not have the right to sell Candie’s ophthalmic eyewear (currently sold predominantly in doctors’ offices), which has been licensed to Viva International Group, Inc. since 1998.

Mudd. In November 2008, we entered into a license agreement with Kohl’s granting Kohl’s the exclusive right to design, manufacture, sell and distribute a broad range of Mudd-branded apparel and accessories in the United States and its territories. The initial term of this license expires on January 31, 2015, subject to Kohl’s option to renew for up to three additional consecutive terms of five years. The agreement also provides for minimum royalties that Kohl’s is obligated to pay us for each contract year.

Kmart/Sears licenses

Joe Boxer. As part of our acquisition of Joe Boxer in July 2005, we acquired the license with Kmart, which commenced in August 2001, pursuant to which Kmart was granted the exclusive right to manufacture, market and sell through Kmart stores located in the United States and its territories a broad range of products under the Joe Boxer trademark, including men’s, women’s and children’s underwear, apparel, apparel-related accessories, footwear and home products, for an initial term that was due to expire in December 2007.

In September 2006, we entered into a new license with Kmart that extended the initial term through December 31, 2010, subject to Kmart’s option to renew the license for up to three additional terms of five years. The new license also provides for guaranteed annual minimums and provides for the expansion of Joe Boxer’s distribution into Sears stores. The revenue generated from this license with Kmart totaled 5%, 6%, and 24% of our overall revenue in the years ended December 31, 2008, 2007 and 2006, respectively.

Cannon. In February 2008, we entered into a license agreement with Kmart granting Kmart the exclusive right to design, manufacture, sell and distribute a broad range of home furnishings under the Cannon trademark in the United States and Canada. The initial term of this license expires on February 1, 2014, subject to Kmart’s option to renew for consecutive terms of five years, each contingent on Kmart meeting specified performance and minimum sale standards. The agreement also provides for minimum royalties that Kmart is obligated to pay us for each contract year. A full launch for the Cannon brand in both Kmart and Sears stores is scheduled for Fall 2009.

Wal-Mart licenses

Ocean Pacific/OP. In August 2007, we entered into an exclusive license agreement with Wal-Mart granting Wal-Mart the right to design, manufacture, sell and distribute a broad range of apparel and accessories under the Ocean Pacific/OP marks in the United States. The agreement also grants Wal-Mart rights to use the brands in Brazil, China and India, as well as the right of first negotiation with respect to other international territories. The initial term of this license expires on June 30, 2011, subject to Wal-Mart’s option to renew for up to three additional two year terms, each contingent on Wal-Mart meeting specified performance and minimum sales standards. The agreement also provides for minimum royalties that Wal-Mart is obligated to pay us for each contract year.

Danskin Now. As part of the Danskin brand acquisition in March 2007, we acquired a license with Wal-Mart, which commenced in 2003, pursuant to which Wal-Mart was granted the exclusive right to manufacture, market and sell through Wal-Mart stores located in the United States and its territories a broad range of active apparel and related products under the Danskin Now trademark, for an initial term expiring in December 2008. The license provided for guaranteed minimum payments to us through December 2008.

In July 2008, we entered into a new license agreement with Wal-Mart for the period commencing January 1, 2009 and continuing through December 31, 2010, subject to Wal-Mart’s option to renew for up to three additional two year terms, each contingent on Wal-Mart meeting specified performance and minimum sales standards. Further, the licensed territory was expanded from the prior agreement to include Canada, Central America and Argentina. The new license also provides for guaranteed annual minimum royalties that Wal-Mart is obligated to pay us for each contract year.

Starter. In July 2008, we entered into a license agreement with Wal-Mart granting Wal-Mart the exclusive right to design, manufacture, sell and distribute a broad range of apparel and accessories under the Starter trademark in the United States, Canada and Mexico. The initial term of this license expires on December 31, 2013, subject to Wal-Mart’s option to renew for up to three additional consecutive terms of five years, each contingent on Wal-Mart meeting specified performance and minimum sales standards. The agreement also provides for minimum royalties that Wal-Mart is obligated to pay us for each contract year.

Key wholesale licenses

Li & Fung USA. As part of our acquisition of Official-Pillowtex in October 2007, we acquired the licenses with Li & Fung USA for the Royal Velvet and Cannon brands. Pursuant to these licenses, Li & Fung USA has the exclusive right to produce and distribute Cannon branded home furnishing products in certain countries outside of the United States and Canada and the worldwide right to produce and distribute home furnishing products under the Royal Velvet marks. The initial terms of the licenses expire on December 31, 2013, subject to Li & Fung USA’s option to renew for two additional three years terms for Royal Velvet and two additional five year terms for Cannon.

Marketing

We believe that marketing is a critical element in maximizing brand value to our licensees and to us. Our in-house marketing team tailors advertising for each of our brands, and each year we develop new advertising campaigns that incorporate the design aesthetic of each brand.

We believe that our innovative national advertising campaigns, including those featuring celebrities and performers, result in increased sales and consumer awareness of our brands. Because of our established relationships with celebrities, performers, agents, magazine publishers and the media in general, we have been able to leverage our advertising dollars into successful public relations campaigns that reach tens of millions of consumers.

Our advertising expenditures for each of our brands are dedicated largely to creating and developing creative advertising concepts, reaching appropriate arrangements with key celebrities or other models and participants, advertisements in magazines and trade publications, running Internet advertisements and promoting public relations events, securing product placements and developing sweepstakes and media contests often featuring personal appearances and concerts. Our advertisements for our various brands have appeared in fashion magazines such as InStyle, Seventeen and Vogue, as well as in popular lifestyle and entertainment magazines such as Us and In Touch, in newspapers and on outdoor billboards. We also use television commercials to promote certain of our brands, partnering with licensees to create and air commercials that will generate excitement for our brands with consumers. In 2008, television commercials aired featuring Hayden Panettierre for Candie’s at Kohl’s and the newly launched Rocawear fragrance by Elizabeth Arden. Further, we market certain of our brands online, through email blasts, banner advertisements, online sweepstakes and gift with purchase programs. We maintain a website (www.iconixbrand.com ) to further market our brands by providing brand materials and examples of current advertising campaigns. In addition, we have established an intranet with approved vendors and service providers who can access additional materials and download them through a secure network. We also maintain, in some cases through our licensees, separate, dedicated sites for our brands.

A majority of our license agreements require the payment of an advertising royalty by the licensee. In certain cases, our licensees supplement the marketing of our brands by performing additional advertising through trade, cooperative or other sources.

We have organized our brand management and marketing functions to foster the ability to develop innovative and creative marketing and brand support for each existing brand. This structure can be leveraged to support future acquisitions with minimal growth in expense. Typically, each brand is staffed with a brand manager who is supported by a fashion and product development team and who works closely with the creative and graphic groups in the advertising department. Although each brand’s creative direction and image is developed independently, the creative team meets together on a regular basis to share ideas that might work across multiple or all brands. Licensees are provided information both through group meetings and individual sessions, as well as through intranet sites, where creative ideas, brand marketing campaigns and graphics are accessible and easy to download and use in an authorized manner.

Trend direction

Our in-house trend direction teams support our brands by providing licensees with unified trend direction and guidance and by coordinating the brand image across licensees and product categories. Our trend direction personnel are focused on identifying and interpreting the most current trends, both domestically and internationally, and helping forecast the future design and product demands of the respective brands’ customers. Typically, we develop a trend guide, including colors, fabrics, silhouettes and an overall style sensibility for each brand and for each product season, and then work with licensees to maintain consistency with the overall brand presentation across product categories. In addition, we have product approval rights in most licenses and further control the look and mix of products our licensees produce through that process. With respect to Badgley Mischka, Mossimo and Rocawear, we have contracted the exclusive services of the designers who founded the respective brands to control creative direction.

Our website

We maintain a website at www.iconixbrand.com, which provides a wide variety of information on each of our brands, including brand books and examples of current advertising campaigns. We also make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed with or furnished to the SEC under applicable law as soon as reasonably practicable after we file such material. Our website also contains information about our history, investor relations, governance and links to access copies of our publicly filed documents. Further, we have established an intranet with approved vendors and service providers who can access additional materials and download them through a secure network. In addition, there are websites for most of our brands, operated by us or our licensees, for example, at www.candies.com, www.badgleymischka.com, www.joeboxer.com and www.rocawear.com. The information regarding our website address and/or those established for our brands is provided for convenience, and we are not including the information contained on our, and our brands’, websites as part of, or incorporating it by reference into, the registration statement of which this prospectus forms a part.

Competition

Our brands are all subject to extensive competition by various domestic and foreign brands. Each of our brands has many competitors within each of our specific distribution channels that span a broad variety of product categories including the apparel and home furnishings and decor industries. For example, while Rampage may compete with Guess and XOXO in the mid-tier jeanswear business, Joe Boxer competes with Hanes, Calvin Klein and Jockey with respect to underwear in the mass tier, and Badgley Mischka competes with other couture apparel and bridal brands in the luxury market, such as Vera Wang. Other of our brands (such as Danskin), which are distributed both at the mass level (through the diffusion brand Danskin Now) and at the department and specialty store level, may have many competitors in different or numerous distribution channels. These competitors have the ability to compete with our licensees in terms of fashion, quality, price and/or advertising.

In addition, we face competition for retail licenses and brand acquisitions. Companies owning established brands may decide to enter into licensing arrangements with retailers similar to the ones we currently have in place, thus creating direct competition. Similarly, the retailers to which we currently, or may otherwise, license our brands, may decide to develop or purchase brands rather than enter into license agreements with us. We also compete with traditional apparel and consumer brand companies and with other brand management companies for acquisitions.

Trademarks

Our trademarks are owned by six subsidiaries. IP Holdings owns the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog related trademarks. Badgley Mischka Licensing owns the Badgley Mischka related trademarks; Mossimo Holdings owns the Mossimo related trademarks; OP Holdings owns the Ocean Pacific/OP related trademarks; Studio IP Holdings owns the Danskin, Rocawear, Starter and Waverly related trademarks; and Official-Pillowtex owns the Fieldcrest, Royal Velvet, Cannon and Charisma trademarks, each for numerous categories of goods. These trademarks and associated marks are registered or pending registration with the U.S. Patent and Trademark Office in block letter and/or logo formats, as well as in combination with a variety of ancillary marks for use with respect to, depending on the brand, a variety of product categories, including footwear, apparel, fragrance, handbags, watches and various other goods and services, including in some cases, home accessories and electronics. We intend to renew these registrations as appropriate prior to expiration. In addition, our subsidiaries register their trademarks in other countries and regions around the world.

We monitor on an ongoing basis unauthorized use and filings of our trademarks, and we rely primarily upon a combination of federal, state and local laws, as well as contractual restrictions to protect our intellectual property rights both domestically and internationally.

Seasonality

The majority of the products manufactured and sold under our brands and licenses are for apparel, accessories, footwear and home products and decor, for which sales may vary as a result of holidays, weather, and the timing of product shipments. Accordingly, a portion of our revenue from our licensees, particularly from those mature licensees whose actual sales royalties exceed minimum royalties, may be subject to seasonal fluctuations. The results of operations in any quarter therefore will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter.

Employees

As of March 31, 2009, we had a total of 65 full-time employees. Of these 65 employees, three were named executive officers referred to in our 2008 Form 10-K. The remaining employees are senior managers, middle management, marketing, and administrative personnel. None of our employees is represented by a labor union. We consider our relationship with our employees to be satisfactory.

Properties

On November 9, 2007, we entered into a new lease with respect to our current and future offices at 1450 Broadway in New York, New York. The lease, among other things, covers approximately 30,550 square feet of office and showroom space, herein referred to as the new headquarters, that we intend to occupy following the date that the landlord completes certain work in the space and delivers it to us, herein referred to as the delivery date, which is expected to occur prior to June 1, 2009. With respect to the new headquarters, the lease will expire 15 years after the delivery date, providing for rental payments to commence on the 181st day following the delivery date, herein referred to as the rent commencement date, and provides for total aggregate annual base rental payments for such space of approximately $27.4 million (ranging from approximately $1.5 million for the first year following the rent commencement date to approximately $2.2 million in the last year of the lease). The lease also provides for the temporary rental by us of (i) the approximately 15,000 square feet of office space currently occupied by us in the building for a term expiring on the 91st day after the rent commencement date at an annual rent of approximately $0.5 million and gives us the right to extend the term of the lease with respect to such space such that it ends co-terminus with that of the new headquarters for an annual rent of approximately $0.8 million and (ii) approximately 7,000 square feet of temporary office space on another floor of the building for a term expiring on the rent commencement date at an annual rent of $0.3 million. We will also be required to pay our proportionate share of any increased taxes attributed to the premises.

In addition, in connection with the Starter acquisition, we assumed a lease for office space at 1350 Broadway, which covers approximately 13,090 square feet of office and showroom space with an annual rent of $476,000, which expires on October 31, 2011, as well as a lease for approximately 7,900 square feet of office space in Bentonville, Arkansas with an annual rent of $149,000 which was terminated in the first quarter of 2009. We began subletting the office space at 1350 Broadway beginning January 1, 2009. We also acquired 5,994 square feet of office space in Santa Monica, California in connection with the Mossimo merger, which was terminated in the first quarter of 2009. We also acquired approximately 4,500 square feet of office space at 261 Fifth Ave in New York, New York in connection with the Waverly acquisition with an annual rent of approximately $0.2 million. This space is currently being sublet.

Bright Star currently occupies approximately 2,269 square feet of office space in Mt. Arlington, New Jersey, pursuant to a lease that expires on March 14, 2011.

Legal proceedings

Sweet Sportswear/Unzipped litigation

In August 2004, we commenced a lawsuit in the Superior Court of California, Los Angeles County, against Unzipped’s former manager, supplier and distributor Sweet, Azteca and ADS and Hubert Guez, a principal of these entities and former member of our board of directors (collectively referred to as the Guez defendants) alleging numerous causes of action, including fraud, breach of contract, breach of fiduciary duty and trademark infringement. Sweet, Azteca and ADS filed counterclaims against us claiming damages resulting from, among other things, a variety of alleged contractual breaches.

In April 2007, a jury returned a verdict of approximately $45 million in our favor on every claim that we pursued, and against the Guez defendants on every counterclaim they asserted. Additionally, the jury found that all of the Guez defendants acted with “malice, fraud or oppression” with regard to each of the tort claims asserted by us and, in addition, awarded us $5 million in punitive damages against Guez personally.

In November 2007, the Court, among other things, reduced the total damages awarded against the Guez defendants by approximately 50% and reduced the amount of punitive damages assessed against Guez to $4 million. The Court also entered judgments against Guez in the amount of approximately $11 million and ADS in the amount of approximately $1.3 million. It also entered judgment against all of the Guez defendants on every counterclaim that they pursued in the litigation, including ADS’s and Azteca’s unsuccessful efforts to recover against Unzipped any account balances claimed to be owed, totaling approximately $3.5 million and Sweet’s efforts to accelerate the principal balance of a note and other fees totaling approximately $15 million (these orders are collectively referred to as the “judgments”). The Court also issued an order confirming an additional aggregate of approximately $6.8 million of the jury’s verdicts against Sweet and Azteca (referred to as the “confirmed verdicts”) but declined to enter judgment against these entities since it had ordered a new trial with regard to certain of the jury’s other damage awards against these entities.

In May 2008, the Court awarded us statutory litigation costs (jointly and severally against the Guez defendants) of approximately $650,000. In October 2008, the Court granted our petition for attorneys’ fees with respect to approximately $7.7 million of fees (mostly against Sweet and Azteca), but did not award any non-statutory (contractual) costs. In December 2008, the earlier judgments were amended to add the cost award against all the Guez defendants, as well as $100,000 of attorneys’ fees awarded against ADS.

In sum, the trial court entered judgment in our favor of over $12 million and has confirmed, but not reduced to judgment, additional amounts owed of approximately $15 million, which consists of the confirmed verdicts plus the fee and cost awards against Sweet and Azteca. All of these amounts accrue interest at an annual rate of 10%. All parties have filed notices of appeal. Our notice of appeal related to, among other things, those parts of the jury’s verdicts vacated by the Court. In December 2008, we also filed a notice of appeal from the Court’s orders relating to attorneys’ fees awarded against ADS, statutory costs and non-statutory costs. The Guez defendants have posted an aggregate of approximately $51.7 million in undertakings with the Court to secure the judgments. We are unable to pursue collection of the monetary portions of the judgments during the pendency of the appeals.

We intend to vigorously pursue our appeals, and vigorously defend against the Guez defendants’ appeal.

Normal course litigation

From time to time, we are also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, we believe that the final outcome of any of these routine matters will not have a material effect on our financial position or future liquidity.

MANAGEMENT

Executive officers and directors

Our executive officers and directors and their respective ages and positions as of the date of this prospectus supplement are as follows:

Name	Age	Position(s)
Neil Cole	52	Chairman of the Board, President and Chief Executive Officer
Warren Clamen	44	Executive Vice President and Chief Financial Officer
Andrew Tarshis	43	Executive Vice President and General Counsel
Barry Emanuel	67	Director
Steven Mendelow	66	Director
Drew Cohen	40	Director
F. Peter Cuneo	64	Director
Mark Friedman	45	Director
James A. Marcum	49	Director

The following is a brief description of the business experience of our executive officers, directors and director nominees for at least the past five years:

Neil Cole has served as chairman of our board of directors and as our chief executive officer and president since our public offering in February 1993. In addition, from February through April 1992, Mr. Cole served as our acting president and as a member of our board of directors. Mr. Cole also served as chairman of the board, president, treasurer and a director of New Retail Concepts, Inc., the company from which we acquired the Candie’s trademark in 1993, from its inception in April 1986 until it was merged with and into our company in August 1998. In 2001, Mr. Cole founded The Candie’s Foundation, for the purpose of educating teenagers as to the risks and consequences of teen pregnancy. Mr. Cole received a Bachelor of Science degree in political science from the University of Florida in 1978 and his Juris Doctor from Hofstra law school in 1982.

Warren Clamen has served as our executive vice president and chief financial officer since November 11, 2008. Prior to that, Mr. Clamen served as our chief financial officer since joining our company in March 2005. From June 2000 until March 2005, Mr. Clamen served as vice president of finance for Columbia House, one of the world’s largest licensees of content for music and film, and from December 1998 to June 2000, he was vice president of finance of Marvel Entertainment, Inc., a publicly traded entertainment company active in motion pictures, television, publishing, licensing and toys. Prior to that time, Mr. Clamen served as the director, international management for Biochem Pharma Inc., a biopharmaceutical company located in Montreal, Canada, and as a senior manager at Richter, Usher and Vineberg, an accounting firm also located in Montreal, Canada. Mr. Clamen is a certified public accountant and a chartered accountant. He received a Bachelor of Commerce degree in 1986 and a Graduate Diploma in public accounting in 1988, each from McGill University in Montreal.

Andrew Tarshis has served as our executive vice president and general counsel since November 11, 2008. Prior to that, Mr. Tarshis served as our senior vice president and general counsel since September 2006. From July 2005, when he joined our company in connection with our acquisition of the Joe Boxer brand, until September 2006, he served as our senior vice president, business affairs and associate counsel. Prior to joining our company, from May 2001 to July 2005, Mr. Tarshis served as senior vice president and general counsel to Windsong Allegiance Group, LLC and, from December 1998 to May 2001, he served as a general attorney for Toys R Us, Inc. Mr. Tarshis received his Bachelor of Arts degree from the University of Michigan, Ann Arbor in 1988 and his Juris Doctor degree from the University of Connecticut School of Law in 1992.

Barry Emanuel has served on our board of directors since May 1993. For more than the past five years, Mr. Emanuel has served as president of Copen Associates, Inc., a textile manufacturer located in New York, New York. Mr. Emanuel was a director of New Retail Concepts, Inc. from 1992 until its merger with our company in 1998. He received his Bachelor of Science degree from the University of Rhode Island in 1962.

Steven Mendelow has served on our board of directors since December 1999. He has been a principal with the accounting firm of Konigsberg Wolf & Co. and its predecessor, which is located in New York, New York, since 1972. Mr. Mendelow was a director of New Retail Concepts, Inc. from 1992 until its merger with our company in 1998. He also serves as a director of several privately held companies. He is a trustee of The Washington Institute for Near East Studies and currently serves as treasurer of the Starlight Starbright Children’s Foundation. Further, he is actively involved with the Foundation for Fighting Blindness. He received a Bachelor of Science degree in business administration from Bucknell University in 1964 where he was elected to Delta Mu Delta, the national Business Administration Honor Society.

Drew Cohen has served on our board of directors since April 2004. He is the president of Music Theatre International, which represents the dramatic performing rights of classic properties such as “West Side Story,” and “Fiddler on the Roof,” and licenses over 50,000 performances a year around the world. Before joining Music Theatre International in September 2002, Mr. Cohen was from July 2001 the director of investments for Big Wave NV, an investment management company, and prior to that, general manager for GlassNote Records, an independent record company. Mr. Cohen received a Bachelor of Science degree from Tufts University in 1990, his Juris Doctor from Fordham Law School in 1993, and a Masters Degree in business administration from Harvard Business School in 2001.

F. Peter Cuneo has served on our board of directors since October 2006. He has served as the vice chairman of the board of directors of Marvel Entertainment, Inc., a publicly traded entertainment company active in motion pictures, television, publishing, licensing and toys, since June 2003, and prior thereto, he served as the president and chief executive officer of Marvel Entertainment from July 1999 to December 2002. Mr. Cuneo has also served as the chairman of Cuneo & Co., L.L.C., a private investment firm, since July 1997 and previously served on the board of directors of WaterPik Technologies, Inc., a New York Stock Exchange company engaged in designing, manufacturing and marketing health care products, swimming pool products and water-heating systems, prior to its sale earlier in 2006. Mr. Cuneo currently serves as the Vice chairman of the Alfred University Board of Trustees, and he received a Bachelor of Science degree from Alfred University in 1967 and a Masters degree in business administration from Harvard Business School in 1973.

Mark Friedman has served on our board of directors since October 2006. He has been the Managing Partner of Trilea Partners LLC, an investment and consulting firm, since May 2006. Previously, he was with Merrill Lynch since 1996, serving in various capacities including, most recently, as group head of its U.S. equity research retail team where he specialized in analyzing and evaluating specialty retailers in the apparel, accessory and home goods segments. Prior thereto, he specialized in similar services for Lehman Brothers Inc. and Goldman, Sachs & Co. Mr. Friedman has been ranked on the Institutional Investor All-American Research Team as one of the top-rated sector analysts and received a Bachelor of Business Administration degree from the University of Michigan in 1986 and a Masters degree in business administration from The Wharton School, University of Pennsylvania in 1990.

James A. Marcum has served on our board of directors since October 2007. Effective June 2008, Mr. Marcum joined the board of directors of Circuit City Stores, Inc. and became vice chairman of this board in August 2008. Since September 2008, Mr. Marcum has served as acting president and chief executive officer of Circuit City Stores, Inc., which filed for bankruptcy in November 2008. He is an operating partner and has served as an operating executive of Tri-Artisan Capital Partners, LLC, a merchant banking firm, from January 2004 until August 2008. From January 2005 to January 2006, he served in various capacities, including chief executive officer and director, of Ultimate Electronics, Inc., a consumer electronics retailer. Prior thereto, Mr. Marcum has served in various senior executive capacities for a variety of nationwide specialty retailers. He received a Bachelor’s degree from Southern Connecticut State University in accounting and economics in 1980.

Election of officers

Our board of directors elects our officers on an annual basis and its officers serve until their successors are duly elected and qualified. No family relationships exist among any of our officers or directors.

Election of directors

Our board of directors is currently comprised of seven directors. At each annual meeting of stockholders, the successors to the directors then serving are elected to serve from the time of their election and qualification until the next annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier death, resignation or removal. All of our current directors have been elected to serve until the annual meeting of stockholders to be held in 2009.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding beneficial ownership of our common stock as of May 1, 2009 by each of the following persons, based on information obtained from such persons:

•	each of our directors;

•	each of our principal executive officer, our principal financial officer and the three other most highly compensated persons who served as our executive officers during fiscal 2008;

•	all of our executive officers and directors, as a group;

•	each person known by us to beneficially hold five percent or more of our common stock; and

•	each of our selling stockholders, including our chairman of the board, president and chief executive officer.

Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned, subject to community property laws where applicable. The shares “beneficially owned” by a person are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC and, accordingly, shares of our common stock underlying options, warrants or convertible securities that are exercisable or convertible within 60 days of May 1, 2009 are deemed to be beneficially owned by the person holding such securities and to be outstanding for purposes of determining such holder’s percentage ownership. The same securities may be beneficially owned by more than one person.

Percentage ownership of common stock “before offering” is calculated based on the 59,287,902 shares of our common stock outstanding as of May 1, 2009. Beneficial ownership “after offering” is calculated based on the shares of our common stock outstanding as of May 1, 2009 after giving effect to the issuance of the 9,200,000 shares of common stock to be sold by us in this offering and the 511,759 shares to be issued by us upon exercise of selling stockholders’ options and sold by the selling stockholders in this offering. The address for each beneficial owner, unless otherwise noted, is c/o Iconix Brand Group, Inc. at 1450 Broadway, New York, New York 10018.

Name and address of beneficial owner	Number of shares of common stock beneficially owned		Number of shares to be sold in this offering	Number of shares of common stock beneficially owned after the offering	Percentage beneficially owned
					Before the offering	After the offering
Neil Cole	3,215,482	(1)	650,000	2,565,482	5.2%	3.6%
Warren Clamen	122,783	(3)	-0-	122,783	*	*
Andrew Tarshis	21,255	(4)	-0-	21,255	*	*
David Conn	133,364	(2)	-0-	133,364	*	*
Deborah Sorell Stehr	137,219	(5)	-0-	137,219	*	*
Barry Emanuel	251,853	(6)	50,000	201,853	*	*
Steven Mendelow	296,688	(7)	100,000	196,688	*	*
Drew Cohen	67,382	(8)	-0-	67,382	*	*
F. Peter Cuneo	96,000		-0-	96,000	*	*
Mark Friedman	26,364		-0-	26,364	*	*
James A. Marcum	18,544		-0-	18,544	*	*

Fred Alger Management, Inc. Alger Associates, Inc. 111 Fifth Avenue New York, New York 10003	5,074,180	(9)	-0-	5,074,180	8.6%	7.4%

Name and address of beneficial owner	Number of shares of common stock beneficially owned		Number of shares to be sold in this offering	Number of shares of common stock beneficially owned after the offering	Percentage beneficially owned
					Before the offering	After the offering
Baron Capital Group, Inc. 767 Fifth Avenue New York, NY 10153	3,750,000	(10)	-0-	3,750,000	6.3%	5.4%

RS Investment Management Co. LLC 388 Market Street Suite 1700 San Francisco, CA 94111	6,051,460	(11)	-0-	6,051,460	10.2%	8.8%

FMR LLC 82 Devonshire Street Boston, MA 02109	5,387,417	(12)	-0-	5,387,417	9.1%	7.8%

Barclays Global Investors, NA 400 Howard Street San Francisco, CA 94105	3,869,219	(13)	-0-	3,869,219	6.5%	5.6%

All directors and executive officers as a group (9 persons)	4,116,351	(14)	800,000	3,316,351	6.6%	4.6%

*	Less than 1%

(1)	Includes (i) 2,572,125 shares of common stock issuable upon exercise of options, (ii) 236,337 shares of common stock underlying restricted common stock units that vested on December 31, 2008, the delivery of which Mr. Cole has agreed to defer and (iii) 20,000 shares of common stock owned by Mr. Cole’s children. Does not include (i) shares held in Mr. Cole’s account under our 401(k) savings plan over which he has no current voting or investment power or (ii) 945,347 shares of common stock underlying restricted common stock units that have not vested, the delivery of which Mr. Cole has agreed to defer.

(2)	Includes 125,000 shares of common stock issuable upon exercise of options. Mr. Conn ceased serving as an officer in August 2008.

(3)	Includes 110,000 shares of common stock issuable upon exercise of options.

(4)	Includes 10,000 shares of common stock issuable upon exercise of options.

(5)	Includes 125,000 shares of common stock issuable upon exercise of options. Does not include shares held in Ms. Stehr’s account under our 401(k) savings plan over which she has no current voting or investment power. Ms. Stehr ceased serving as an officer in February 2009.

(6)	Includes 241,173 shares of common stock issuable upon exercise of options.

(7)	Includes 200,250 shares of common stock issuable upon exercise of options and 60,750 shares of common stock owned by C&P Associates, with which Mr. Mendelow and his wife are affiliated and over whose securities they exercise shared voting and investment control.

(8)	Includes 50,000 shares of common stock issuable upon exercise of options.

(9)	Based on a Schedule 13G filed by Fred Alger Management, Inc. and Alger Associates, Incorporated on January 15, 2008.

(10)

Baron Capital Group, Inc., herein referred to as BCG, is deemed to have beneficial ownership of these shares, which are held by BCG or entities that it controls. BCG and Ronald Baron disclaim beneficial ownership of the shares held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than BCG and Ronald Baron. The information provided is based upon a Schedule 13G filed February 14, 2008, by BCG and its affiliates: Bamco, Inc.; Baron Small Cap Fund; and Ronald Baron.

(11)	RS Investment Management Co. LLC is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the stock. No individual client’s holdings of the stock, except for RS Partners Fund, are more than five percent of the outstanding stock.The Guardian Life Insurance Company of America is an insurance company and the parent company of Guardian Investor Services LLC and RS Investment Management Co. LLC. Guardian Investor Services LLC is a registered investment adviser, a registered broker-dealer, and the parent company of RS Investment Management Co. LLC.

(12)

According to an amendment to a Schedule 13G filed on February 17, 2009, Fidelity Management & Research Company, herein referred to as Fidelity, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, at December 31, 2008 was the beneficial owner of 4,685,644 shares of our common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of our common stock owned by the investment companies at December 31, 2008 included 7,257 shares of common stock resulting from the assumed conversion of $200,000 principal amount of our 1.875% convertible senior subordinated notes (36.2845 shares of common stock for each $1,000 principal amount of convertible notes). Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 4,685,644 shares owned by the Funds. Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds’ Boards of Trustees. Pyramis Global Advisors, LLC, herein referred to as PGALLC, 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 61,873 shares or 0.106% of our outstanding common stock as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. The number of shares of our common stock owned by the institutional account(s) at December 31, 2008 included 32,873 shares of common stock resulting from the assumed conversion of $906,000 principal amount of our 1.875% convertible senior subordinated notes (36.2845 shares of common stock for each $1,000 principal amount of convertible note). Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 61,873 shares and sole power to vote or to direct the voting of 61,873 shares of our common stock owned by the institutional accounts or funds advised by PGALLC as reported above. Pyramis Global Advisors Trust Company, herein referred to as PGATC, 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR LLC and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended, or Exchange Act, is the beneficial owner of 583,792 shares or 1.001% of our common stock as a result of its serving as investment manager of institutional accounts owning such shares. The number of shares of our common stock owned by the institutional account(s) at December 31, 2008 included 2,540 shares of common stock resulting from the assumed conversion of $70,000 principal amount of our 1.875% convertible senior subordinated notes (36.2845 shares of Common Stock for each $1,000 principal amount of convertible notes). Edward C. Johnson 3d and FMR LLC, through its control of Pyramis Global Advisors Trust Company, each has sole dispositive power over 583,792 shares and sole power to vote or to direct the voting of 583,792 shares of our common stock owned by the institutional accounts managed by PGATC as reported above. FIL Limited, herein referred to as FIL, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 56,108 shares of our common stock outstanding of the Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock with the right to cast approximately 47% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. FMR LLC and FIL are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act and that they are not otherwise required to attribute to each other the “beneficial ownership” of securities “beneficially owned” by the other corporation within the meaning of Rule 13d-3 promulgated under the Exchange Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). FMR LLC filed the amendment to the Schedule 13G on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.

(13)	The shares reported are held by Barclays Global Investors, NA in trust accounts for the economic benefit of the beneficiaries of those accounts. An affiliate of Barclays Capital Inc. holds approximately 6.5% of our common stock. Barclays Capital Inc. has no voting or dispositive power over such shares.

(14)	Includes 3,183,548 shares of common stock issuable upon exercise of options.

RELATED PARTY TRANSACTIONS

On May 1, 2003, we granted Kenneth Cole Productions, Inc. the exclusive worldwide license to design, manufacture, sell, distribute and market footwear under our Bongo brand. The chairman of Kenneth Cole Productions is Kenneth Cole, who is the brother of Neil Cole, our chairman, chief executive officer and president. During the Current Quarter and Prior Year Quarter, we earned $0.2 million and $0.3 million, respectively, in royalties from Kenneth Cole Productions. During fiscal 2008 and fiscal 2007, we received $1.1 million and $0.7 million in royalties from Kenneth Cole Productions, respectively.

The Candie’s Foundation, a charitable foundation founded by Neil Cole for the purpose of raising national awareness about the consequences of teenage pregnancy, owed us $0.5 million and $0.8 million as of March 31, 2009 and December 31, 2008, respectively. The Candie’s Foundation will pay-off the entire borrowing from us during 2009 although additional advances will be made as and when necessary.

We recorded expenses of approximately $178,000, $131,000 and $354,000 for the Current Quarter, Prior Year Quarter and fiscal 2008, respectively, for the hire and use of aircraft solely for business purposes owned by a company of which our chairman, chief executive officer and president is the sole owner. There were no such expenses in fiscal 2007. Management believes that all transactions were made on terms and conditions no less favorable than those available in the marketplace from unrelated parties.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of the material U.S. federal income and, to a limited extent, certain estate tax consequences of the purchase, ownership and disposition of our common stock. This discussion applies only to a non-U.S. holder (as defined below) of our common stock. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. holders that hold our common stock as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income and estate taxation that may be applicable to non-U.S. holders in light of their particular circumstances, or to non-U.S. holders subject to special treatment under U.S. federal income or estate tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates, controlled foreign corporations, passive foreign investment companies, former long-term residents of the United States, persons deemed to sell our common stock under the constructive sale provisions of the Code and persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal gift tax consequences or any state, local or foreign tax consequences. Prospective investors should consult their tax advisors regarding the U.S. federal, state, local and foreign income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income and estate tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof, (iii) a partnership (including any entity or arrangement treated as a partnership for such purposes), (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (v) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, that are attributable to a non-U.S. holder’s permanent establishment in the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•

the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, is attributable to the non-U.S. holder’s permanent establishment in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes.

Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from the sale of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognized on the disposition of our common stock generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and, therefore, U.S. federal estate tax may be imposed with respect to the value of such stock, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends on our common stock paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person, or the holder otherwise establishes an exemption. Generally, information will be reported to the Internal Revenue Service regarding the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend. Copies of these information reports also may be made available under the provisions of a treaty or other agreement to the tax authorities of the country in which a non-U.S. holder resides.

In general, information reporting and possibly backup withholding will apply to the payment of proceeds from the disposition of our common stock by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

The preceding discussion of the material U.S. federal income and estate tax consequences is general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to the particular tax consequences to you of purchasing, holding or disposing of our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any changes or proposed changes in applicable law.

UNDERWRITING

Barclays Capital Inc. and Lazard Capital Markets LLC are acting as the representatives of the underwriters and joint book-running managers for this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference in this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Barclays Capital Inc.
Lazard Capital Markets LLC
Credit Suisse Securities (USA) LLC

Total	10,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling stockholders for the shares.

Per share	$
Total	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be $            (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase from us, from time to time, in whole or in part, up to an aggregate of 1,500,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 10,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriters’ percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, all of our directors and certain executive officers and the selling stockholders have agreed that, subject to certain exceptions, without the prior written consent of each of Barclays Capital Inc. and Lazard Capital Markets LLC, we and they will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by such directors and executive officers and the selling stockholders or any affiliate of such party or any person in privity with such party or any affiliate of such party with respect to shares of our capital stock), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 90 days after the date of the underwriting agreement.

Barclays Capital Inc. and Lazard Capital Markets LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the common stock and other securities from lock-up agreements, Barclays Capital Inc. and Lazard Capital Markets LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock or other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

The underwriters and/or their affiliates may in the future perform investment banking and advisory services for us from time to time for which they expect to receive customary fees and expense reimbursement.

We intend to enter into an Amendment, Resignation, Waiver, Consent and Appointment Agreement with Barclays Bank PLC, an affiliate of Barclays Capital Inc., and certain other parties, to appoint Barclays Bank PLC as successor Administrative Agent under the term loan facility and the other loan documents. An affiliate of Barclays Capital Inc. holds approximately 6.5% of our common stock. Barclays Capital Inc. has no voting or dispositive power over such shares. Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Selling Restrictions

Public Offer Selling Restrictions Under the Prospectus Directive

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers of the securities or the underwriters.

Selling Restrictions Addressing Additional United Kingdom Securities Laws

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000

(Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the common stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Blank Rome LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements and schedule as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 included herein and/or incorporated by reference in this prospectus supplement and the accompanying prospectus have been so included herein and/or incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, also included and/or incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act, and we file reports, proxy statements and other information with the SEC.

You may read and copy any of the reports, statements, or other information we file with the SEC at its Public Reference Section at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC.

Our internet address is www.iconixbrand.com. We make available free of charge, on or through our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus supplement.

This prospectus supplement constitutes a part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and our securities we refer you to the registration statement and the accompanying exhibits and schedules. The registration statement may be inspected at the Public Reference Room maintained by the SEC at the address set forth in the second paragraph of this section. Statements contained in this prospectus supplement regarding the contents of any contract or any other document filed as an exhibit are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with them. This means that we may disclose important information to you by referring you to other documents filed separately with the SEC. The information we incorporate by reference into this prospectus supplement is legally deemed to be a part of this prospectus supplement, except for any information superseded by other information contained in, or incorporated by reference into, this prospectus supplement. Our SEC file number for documents we file under the Exchange Act is 001-10593.

The following documents filed by us with the SEC are hereby incorporated by reference in this prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2008;

•	our quarterly report on Form 10-Q for three months ended March 31, 2009;

•	our current report on Form 8-K (Items 1.01, 3.02 and 9.01(d)(Exhibit 10.1) only) for the event dated May 4, 2009;

•

our current report on Form 8-K for the event dated June 1, 2009 which supersedes Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations and Audited Consolidated Financial Statements in our annual report on Form 10-K for the fiscal year ended December 31, 2008; and

•

the description of our common stock and our preferred share purchase rights contained in our registration statement on Form 8-A, filed with the SEC and all amendments or reports filed by us for the purpose of updating those descriptions.

Any statement contained in this prospectus supplement or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference herein modifies or supersedes such statement. Any such statement or document so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus supplement and the accompanying prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement and to be part hereof from the dates of filing of such reports and other documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus supplement, other than exhibits to such documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus supplement incorporates. Requests for such copies should be directed to our corporate secretary, at the following address or by calling the following telephone number:

Iconix Brand Group, Inc.

1450 Broadway

New York, New York 10018

(212) 730-0030

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Iconix Brand Group, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Iconix Brand Group, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iconix Brand Group, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company retrospectively adopted Financial Accounting Standards Board Staff Position APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Iconix Brand Group, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ BDO Seidman LLP

New York, New York

February 27, 2009 except for Note 1 which is dated May 29, 2009

Iconix Brand Group, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except par value)

	December 31,
	2008(1)	2007(1)
Assets
Current Assets:
Cash (including restricted cash of $875 in 2008 and $5,205 in 2007)	$67,279	$53,272
Accounts receivable	47,054	29,757
Deferred income tax assets	1,655	7,442
Prepaid advertising and other	14,375	5,397

Total Current Assets	130,363	95,868

Property and equipment:
Furniture, fixtures and equipment	9,187	2,903
Less: Accumulated depreciation	(2,468)	(1,610)

	6,719	1,293

Other Assets:
Restricted cash	15,866	15,186
Marketable securities	7,522	10,920
Goodwill	144,725	128,898
Trademarks and other intangibles, net	1,060,460	1,038,201
Deferred financing costs, net	6,524	8,270
Non-current deferred income tax assets	25,463	21,158
Investment in joint venture	4,097	—
Other assets—non-current	18,520	16,336

	1,283,177	1,238,969

Total Assets	$1,420,259	$1,336,130

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$22,392	$15,804
Accounts payable, subject to litigation	1,878	1,878
Deferred revenue	5,570	6,162
Current portion of long-term debt	73,363	52,566

Total current liabilities	103,203	76,410

Non-current deferred income taxes	118,469	96,879
Long-term debt, less current maturities	545,226	588,311
Long term deferred revenue	9,272	8,792

Total Liabilities	776,170	770,392

Commitments and contingencies

Stockholders’ Equity
Common stock, $.001 par value shares authorized 150,000; shares issued 59,077 and 57,528 respectively	58	58
Additional paid-in capital	533,235	511,250
Retained earnings	120,358	57,450
Accumulated other comprehensive loss	(3,880)	(2,353)
Less: Treasury stock—921 and 198 shares at cost, respectively	(5,682)	(667)

Total Stockholders’ Equity	644,089	565,738

Total Liabilities and Stockholders’ Equity	$1,420,259	$1,336,130

(1)	As adjusted due to implementation FSP APB 14-1 see notes 1 and 6

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries

Consolidated Income Statements

(in thousands, except earnings per share data)

	Year Ended December 31, 2008(1)	Year Ended December 31, 2007(1)	Year Ended December 31 2006
Licensing and other revenue	$216,761	$160,004	$80,694

Selling, general and administrative expenses	73,816	44,254	24,527
Expenses related to specific litigation, net	893	(6,039)	2,494

Operating income	142,052	121,789	53,673
Other expenses (income):
Interest income	(3,976)	(7,521)	(1,243)
Interest expense	48,415	38,752	15,080
Equity loss on joint venture	528	—	—

Other expenses—net	44,967	31,231	13,837

Income before income taxes	97,085	90,558	39,836

Provision for income taxes	34,177	30,294	7,335

Net income	$62,908	$60,264	$32,501

Earnings per share:
Basic	$1.09	$1.06	$0.81

Diluted	$1.03	$.98	$0.72

Weighted average number of common shares outstanding:
Basic	57,810	56,694	39,937

Diluted	61,248	61,426	45,274

(1)	As adjusted due to implementation FSP APB 14-1 see notes 1 and 6

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(in thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock	Total
	Shares	Amount
Balance at January 1, 2006	35,540	$36	$136,842	$(35,315)	$—	$(667)	$100,896
Issuance of common stock related to acquisitions	7,360	8	122,493	—	—	—	122,501
Warrants issued to non-employees related to acquisitions	—	—	8,273	—	—	—	8,273
Cancellation of shares issued in business acquisition	—	—	(150)	—	—	—	(150)
Issuance of new stock	10,785	11	189,512	—	—	—	189,523
Stock option compensation expense	—	—	182	—	—	—	182
Shares issued on exercise of stock options and warrants	2,446	2	9,099	—	—	—	9,101
Amortization expense in connection with restricted stock	96	—	250	—	—	—	250
Tax benefit of stock option exercises	—	—	2,380	—	—	—	2,380
Net Income	—	—	—	32,501	—	—	32,501

Balance at December 31, 2006	56,227	57	468,881	(2,814)	—	(667)	465,457
Issuance of common stock related to acquisitions	50	—	1,042	—	—	—	1,042
Warrants issued to non-employees related to acquisitions	—	—	5,886	—	—	—	5,886
Shares issued on exercise of stock options	1,010	1	3,574	—	—	—	3,,575
Stock option compensation expense	—	—	135	—	—	—	135
Tax benefit of stock option exercises	—	—	1,238	—	—	—	1,238
Amortization expense in connection with restricted stock	43	—	1,476	—	—	—	1,476
Expenses related to common stock issuance	—	—	(184)	—	—	—	(184)
Net cost of hedge on convertible notes(1)	—	—	29,202	—	—	—	29,202
Comprehensive income:	—	—	—	—	—	—	—
Net income(1)	—	—	—	60,264	—	—	60,264
Change in fair value of cash flow hedge	—	—	—	—	(273)	—	(273)
Change in fair value of securities	—	—	—	—	(2,080)	—	(2,080)

Total comprehensive income	—	—	—	—	—	—	57,911

Balance at December 31, 2007(1)	57,330	$58	$511,250	$57,450	$(2,353)	$(667)	$565,738
Issuance of common stock related to acquisitions	12	—	173	—	—	—	173
Warrants issued to non-employees related to acquisitions	—	—	133	—	—	—	133
Shares issued on exercise of stock options	1,199	—	2,307	—	—	—	2,307
Shares issued on vesting of restricted stock	194	—	—	—	—	—	—
Shares issued for earn-out on acquisition	144	—	1,877	—	—	—	1,877
Stock option compensation expense	—	—	135	—	—	—	135
Tax benefit of stock option exercises	—	—	8,248	—	—	—	8,248
Amortization expense in connection with restricted stock	—	—	9,112	—	—	—	9,112
Shares repurchased on vesting of restricted stock and exercise of stock options	(458)	—	—	—	—	(3,192)	(3,192)
Shares repurchased on open market	(265)	—	—	—	—	(1,823)	(1,823)
Comprehensive income:
Net Income(1)	—	—	—	62,908	—	—	62,908
Change in fair value of cash flow hedge, net of tax	—	—	—	—	182	—	182
Change in fair value of securities, net of tax	—	—	—	—	(1,709)	—	(1,709)

Total comprehensive income	—	—	—	—	—	—	61,381

Balance at December 31, 2008	58,156	$58	$533,235	$120,358	$(3,880)	$(5,682)	$644,089

(1)	As adjusted due to implementation FSP APB 14-1 see notes 1 and 6

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2008(1)	Year Ended December 31, 2007(1)	Year Ended December 31, 2006
Cash flows from operating activities:
Net income	$62,908	$60,264	$32,501
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation of property and equipment	858	225	210
Amortization of trademarks and other intangibles	7,261	5,572	2,153
Amortization of deferred financing costs	1,752	1,292	792
Amortization of convertible note discount	13,727	6,402	—
Amortization of restricted stock grants	9,122	1,688	250
Stock option compensation	135	135	182
Non-cash settlement of a dispute	—	(3,008)	(150)
Gain on sale of trademarks	(2,625)	—	—
Gain on sale of 50% interest of subsidiary	(4,740)	—	—
Allowance for doubtful accounts	1,879	2,280	1,373
Loss on equity investment in joint venture	528	—	—
Deferred income tax provision	24,997	24,544	2,589
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(17,175)	(22,149)	(6,095)
Prepaid advertising and other	(9,978)	(1,396)	21
Other assets	502	(933)	(3,700)
Deferred revenue	(112)	4,998	(3,138)
Accounts payable and accrued expenses	204	3,773	2,343

Net cash provided by operating activities	89,243	83,687	29,331

Cash flows used in investing activities:
Purchases of property and equipment	(6,281)	(134)	(739)
Acquisition of Mudd	—	—	(46,728)
Acquisition of London Fog Trademarks	—	—	(31,034)
Acquisition of Mossimo, net of cash acquired	—	—	(85,438)
Acquisition of Ocean Pacific	—	—	(10,491)
Acquisition of Danskin	—	(71,302)	—
Acquisition of Rocawear	(1,123)	(206,057)	—
Acquisition of Pillowtex	(5,001)	(233,781)	—
Acquisition of Starter	—	(60,319)	—
Acquisition of Artful Dodger	—	(13,358)	—
Acquisition of Waverly	(27,619)	—	—
Investment in joint venture	(2,000)	—	—
Payment of accrued expenses related to acquisitions	(1,630)	—	—
Collection of promissory note	1,000	—	—
Purchase of trademarks	(1,420)	(215)	(2,328)
Purchase of marketable securities	—	(196,400)	—
Sale of marketable securities	—	183,400	—

Net cash used in investing activities	(44,074)	(598,166)	(176,758)

Cash flows (used in) provided by financing activities:
Proceeds from long-term debt	—	553,531	168,000
Proceeds from the sale of warrants	—	37,491	—
Payment for purchase of convertible note hedge	—	(76,303)	—
Proceeds from exercise of stock options and warrants	2,307	3,573	9,101
Payment of long-term debt	(36,015)	(20,100)	(148,545)
Proceeds from common stock issuance, net	—	—	189,523
Proceeds from payment of promissory note	—	399
Payment of expenses related to common stock issuance	—	(184)	—
Deferred financing costs	(6)	(6,207)	(550)
Excess tax benefit from share-based payment arrangements	8,247	1,238	2,380
Shares repurchased on vesting of restricted stock	(3,192)	—	—
Shares repurchased on open market	(1,823)	—	—
Restricted cash—current	4,329	(937)	174
Restricted cash—non-current	(680)	(3,527)	(6,677)

Net cash (used in) provided by financing activities	(26,833)	488,974	213,406

Net increase (decrease) in cash and cash equivalents	18,336	(25,505)	65,979
Cash and cash equivalents, beginning of year	48,067	73,572	7,593

Cash and cash equivalents, end of year	$66,403	$48,067	$73,572

Balance of restricted cash—current	876	5,205	4,268
Total cash and cash equivalents including current restricted cash, end of year	$67,279	$53,272	$77,840

(1)	As adjusted due to implementation FSP APB 14-1 see notes 1 and 6

See accompanying notes to consolidated financial statements.

Supplemental disclosure of cash flow information:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Cash paid during the year:
Income taxes	$5,685	$1,697	$—

Interest	$30,843	$27,820	$12,989

Supplemental disclosures of non-cash investing and financing activities:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Acquisitions:
Common stock issued	$2,050	$1,042	$122,501

Warrants issued—acquisition cost	$133	$5,886	$8,273

Liabilities assumed	$—	$8,152	$51,871

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc and Subsidiaries

Notes to Consolidated Financial Statements

Information as of and for the Years Ended December 31, 2008, 2007 and 2006

(dollars are in thousands (unless otherwise noted), except per share data)

The Company

Iconix Brand Group, Inc (the “Company”) is in the business of licensing and marketing intellectual property. The Company currently owns seventeen brands, Candie’s®, Bongo®, Badgley Mischka®, Joe Boxer®, Rampage®, Mudd®, London Fog®, Mossimo®, Ocean Pacific/OP® , Danskin®, Rocawear®, Cannon®, Royal Velvet®, Fieldcrest®, Charisma®, Starter®, and Waverly®, which it licenses to third parties for use in connection with a variety of apparel, fashion accessories, footwear, beauty and fragrance, and home products and decor. In addition, the Artful Dodger™ brand is owned by Scion LLC (“Scion”), a joint venture in which the Company has a 50% investment (see Note 3). Furthermore, the Company also arranges through its wholly-owned subsidiary Bright Star Footwear, Inc. (“Bright Star”) for the manufacture of footwear products for mass market and discount retailers under the private label brand of the retailer.

The Company’s business strategy, as a licensing and marketing company, is to maximize the value of its intellectual property by entering into strategic licenses with partners who have been selected based upon the Company’s belief that they will be able to produce and sell quality products in the categories of their specific expertise. This licensing strategy is designed to permit the Company to operate its licensing business with minimal working capital, no inventory, production or distribution costs or risks, and utilizing only a small group of core employees. Further, the Company also seeks to monetize its trademarks internationally through licenses, partnerships, and other arrangements, such as joint ventures.

1. Summary of Significant Accounting Policies

Changes in Accounting

In the first quarter of 2009, the Company adopted the provisions of Financial Accounting Standards Board Staff Position APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion” (“FSP APB 14-1”), which changed the accounting for convertible debt instruments with cash settlement features. FSP APB 14-1 applies to the Company’s convertible senior subordinated notes issued in 2007 (“Convertible Notes”). In accordance with FSP APB 14-1, the Company recognized the liability component of its Convertible Notes at fair value (see note 6). The liability component is recognized as the fair value of a similar instrument that does not have a conversion feature at issuance. The equity component, which is the value of the conversion feature at issuance, is recognized as the difference between the proceeds from the issuance of the Convertible Notes and the fair value of the liability component, after adjusting for the deferred tax impact. The Convertible Notes were issued at a coupon rate of 1.875%, which was below that of a similar instrument that does not have a conversion feature. Therefore, the valuation of the debt component at fair value (7.85%) resulted in a debt discount. The debt discount is amortized over the expected life of the debt, which is also the stated life of the debt.

As a result of applying FSP APB 14-1 retrospectively, the Company recognized the following incremental effects on individual line items on the consolidated balance sheet for the year ended December 31, 2008:

	Before FSP APB 14-1	Adjustment	After FSP APB 14-1
Non-current deferred income taxes	$99,604	$18,865	$118,469
Long-term debt, less current maturities	594,664	(49,438)	545,226
Additional paid-in-capital	491,936	41,299	533,235
Retained earnings	131,094	(10,736)	120,358

As a result of applying FSP APB 14-1 retrospectively, the Company recognized the following incremental effects on individual line items on the consolidated balance sheet for the year ended December 31, 2007:

	Before FSP APB 14-1	Adjustment	After FSP APB 14-1
Non-current deferred income taxes	$73,418	$23,461	$96,879
Long-term debt, less current maturities	649,590	(61,279)	588,311
Additional paid-in-capital	469,941	41,309	511,250
Retained earnings	60,941	(3,491)	57,450

FSP APB 14-1 did not affect the consolidated balance sheet for the year ended December 31, 2006.

The impact of implementing FSP APB 14-1 for the year ended December 31, 2008 increased interest expense by $11.8 million and decreased the provision for income taxes by $4.6 million, the net result of which decreased net income by $7.2 million and decreased diluted earnings per share by $0.12.

The impact of implementing FSP APB 14-1 for the year ended December 31, 2007 increased interest expense by $5.7 million and decreased the provision for income taxes by $2.2 million, the net result of which decreased net income by $3.5 million and decreased diluted earnings per share by $0.06.

There was no impact on the Consolidated Income Statement for the year ended December 31, 2006.

The impact of implementing FSP APB 14-1 for the year ended December 31, 2008 has increased amortization of convertible note discount by $11.8 million and decreased the provision for income taxes by $4.6 million on the Consolidated Statement of Cash Flows.

The impact of implementing FSP APB 14-1 for the year ended December 31, 2007 has increased amortization of convertible note discount by $5.7 million and decreased the provision for income taxes by $2.2 million on the Consolidated Statement of Cash Flows .

There was no impact on the Consolidated Statement of Cash Flows for the year ended December 31, 2006.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and, in accordance with Financial Accounting Standards Board (“FASB”) No. 46, “Consolidation of Variable Interest Entities- revised” (“FIN 46R”), the Company consolidates a joint venture in which it is the primary beneficiary. The Company uses the equity method of accounting to account for those investments and joint ventures which are not required to be consolidated under FIN 46R. All significant intercompany transactions and balances have been eliminated in consolidation.

Business Combinations

The purchase method of accounting requires that the total purchase price of an acquisition be allocated to the assets acquired and liabilities assumed based on their fair values on the date of the business acquisition. The results of operations from the acquired businesses are included in the accompanying consolidated statements of income from the acquisition date. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

For the period January 1, 2006 through December 31, 2008, the Company completed nine acquisitions. Note 2 to the financial statements contains a more comprehensive discussion of the Company’s 2008 acquisition. The acquisitions and the acquisition dates are as follows:

Acquisitions	Acquisition date
Mudd	April 11, 2006
London Fog Trademark	August 28, 2006
Mossimo	October 31, 2006
Ocean Pacific	November 6, 2006
Danskin	March 10, 2007
Rocawear	March 30, 2007
Official-Pillowtex brands (Cannon, Royal Velvet, Fieldcrest, and Charisma)	October 3, 2007
Starter	December 17, 2007
Waverly	October 3, 2008

In addition, on November 7, 2007, Scion a joint venture in which the Company has a 50% investment, acquired the Artful Dodger brand. See Note 3.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Cash

Cash consists of short-term, highly liquid financial instruments with insignificant interest rate risk that are readily convertible to cash and have maturities of three months or less from the date of purchase.

Marketable Securities

Marketable securities, which are accounted for as available-for-sale, are stated at fair value in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (“SFAS No. 115”) and consist of auction rate securities. Temporary changes in fair market value are recorded as other comprehensive income or loss, whereas other than temporary markdowns will be realized through the Company’s income statement.

As of December 31, 2008, the Company held auction rate securities with a face value of $13.0 million and a fair value of $7.5 million. Although these auction rate securities continue to pay interest according to their stated terms and are backed by insurance, during the years ended December 31, 2008 and 2007 the Company recorded an unrealized pre-tax loss of $3.4 million and $2.1 million, respectively, in other comprehensive loss as a reduction to stockholders’ equity to reflect a temporary decline in the fair value of the marketable securities reflecting failed auctions due to sell orders exceeding buy orders. The Company believes the decrease in fair value is temporary due to general macroeconomic market conditions, and interest is being paid in full as scheduled. Further, the Company has the ability to hold the securities until an anticipated full redemption, and the Company has no reason to believe that any of the underlying issuers of these auction rate securities or its third-party insurer are presently at risk of default. These funds will not be available to the Company until a successful auction occurs or a buyer is found outside the auction process. As these instruments have failed to auction and may not auction successfully in the near future, the Company has classified its marketable securities as non-current.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its cash and cash equivalents in investment-grade, short-term debt instruments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from our customers. The allowance for non-collection of accounts receivable is based upon the expected collectability of all accounts receivable.

For the year ended December 31, 2008 (“2008), two licensees accounted for 11% and 11%, respectively, of the Company’s revenue, compared to one licensee which accounted for 14% of the Company’s revenue for the year ended December 31, 2007 (“2007”), compared to two licensees which accounted for 24% and 14% of the Company’s revenue for the year ended December 31, 2006 (“2006”).

Accounts Receivable

Accounts receivable are reported at amounts the Company expects to be collected, net of allowance for doubtful accounts, based on the Company’s ongoing discussions with its licensees, and evaluation of each licensee’s payment history and account aging. For the years ended December 31, 2008 and 2007, the Company’s allowance for doubtful accounts was $0.5 million and $3.5 million, respectively.

For 2008, one licensee accounted for 10% of the Company’s accounts receivable, compared to one licensee which accounted for 17% of the Company’s accounts receivable for 2007.

Derivatives

The Company’s primary objective for holding derivative financial instruments is to manage interest rates risks. The Company does not use financial instruments for trading or other speculative purposes. The Company uses derivative financial instruments to hedge the variability of anticipated cash flows of a forecasted transaction (a “cash flow hedge”). The Company’s strategy related to derivative financial instruments has been to use interest rate caps to effectively convert a portion of outstanding variable-rate debt to fixed-rate debt to take advantage of lower interest rates.

The derivatives used by the Company as part of its risk management strategies are highly effective hedges because all the critical terms of the derivative instruments match those of the hedged item. On the date the derivative contract is entered into, the Company designates the derivative as a cash flow hedge. Changes in derivative fair values are deferred and recorded as a component of accumulated other comprehensive income until the associated hedged transactions impact the income statement, at which time the deferred gains and losses are reclassified to interest expense. Any ineffective portion of a hedging derivative’s changes in fair value will be immediately recognized. The fair values of the derivatives, which are based on quoted market prices, are reported as other assets.

Restricted Stock

Compensation cost for restricted stock is measured using the quoted market price of the Company’s common stock at the date the common stock is issued. The compensation cost is recognized over the period between the issue date and the date any restrictions lapse.

Stock-Based Compensation

Stock-based compensation expense, in accordance with SFAS No. 123(R), “Share-Based Payment”, is calculated using the Black-Scholes valuation model based on awards ultimately expected to vest, reduced for estimated forfeitures, and expensed on a straight-line basis over the requisite service period of the grant. Forfeitures are estimated at the time of grant based on the Company’s historical forfeiture experience and will be revised in subsequent periods if actual forfeitures differ from those estimates. The Company will use alternative models if grants have characteristics that cannot be reasonably estimated using this model.

Treasury Stock

Treasury stock is recorded at acquisition cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.

Deferred Financing Costs

The Company incurred costs (primarily professional fees and placement agent fees) in connection with borrowings under a term loan facility, convertible bond offering, and other bond financings. These costs have been deferred and are being amortized using the interest method over the life of the related debt.

Property, Equipment and Depreciation

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are determined by the straight line method over the estimated useful lives of the respective assets ranging from three to seven years. Leasehold improvements are amortized by the straight-line method over the initial term of the related lease or estimated useful life, whichever is less.

Impairment of Long-Lived Assets

If circumstances mandate, the Company evaluates the recoverability of its long-lived assets, other than goodwill and other indefinite life intangibles (discussed below), by comparing estimated future undiscounted cash flows with the assets’ carrying value to determine whether a write-down to market value, based on discounted cash flow, is necessary.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method of accounting. The Company tests at least annually our goodwill and indefinite life trademarks for impairment through the use of discounted cash flow models. Other intangibles with determinable lives, including license agreements and non-compete agreements, are amortized on a straight-line basis over the estimated useful lives of the assets (currently ranging from 1.5 to 10 years).

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Beginning balance	$128,898	$93,593
Acquisitions	914	30,875

Net adjustments to purchase price of prior period acquisitions	14,913	4,520

Ending balance	$144,725	$128,988

In allocating the purchase price of the Company’s 2008 acquisition of the Waverly brand (see Note 2), $0.9 million was allocated to goodwill. During 2008, in accordance with the terms of the acquisition of Rocawear, the former owners of Rocawear earned $6.8 million in contingent consideration as a result of the brand achieving specific performance thresholds. Also during 2008, in accordance with the terms of the acquisition of the Official-Pillowtex brands, the former owners of the Official-Pillowtex brands earned $6.7 million in contingent consideration as a result of the brands achieving specific performance thresholds.

During 2007, $0.9 million, $2.1 million, $23.0 million, and $1.8 million were allocated to goodwill for the acquisitions of Danskin, Rocawear, the Official-Pillowtex brands, and Starter, respectively. Further, in accordance with the terms of the acquisition of Rocawear, the former owners of Rocawear earned $3.0 million in contingent consideration as a result of meeting specific performance thresholds.

The Company operates as a single integrated business, and as such has one operating segment which is also used as the reporting unit for purposes of evaluating goodwill impairment. The fair value of the reporting unit is determined using discounted cash flow analysis and estimates of sales proceeds. The annual evaluation of goodwill is performed on October 1, the beginning of the Company’s fourth fiscal quarter.

Revenue Recognition

The Company has entered into various trade name license agreements that provide revenues based on minimum royalties and additional revenues based on a percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee’s sales. Revenue is not recognized unless collectibility is reasonably assured.

Bright Star acts as an agent and therefore only net commission revenue is recognized. Revenue is recognized upon shipment with related risk and title passing to the customers.

Taxes on Income

The Company uses the asset and liability approach of accounting for income taxes and provides deferred income taxes for temporary differences that will result in taxable or deductible amounts in future years based on the reporting of certain costs in different periods for financial statement and income tax purposes. Valuation allowances are recorded when uncertainty regarding their realizability exists.

The Company adopted FIN 48 beginning January 1, 2007. The implementation of FIN 48 did not have a significant impact on the Company’s financial position or results of operations. At December 31, 2008, the total unrecognized tax benefit was approximately $1.2 million. However, the liability is not recognized for accounting purposes because the related deferred tax asset has been fully reserved in prior years. The Company is continuing its practice of recognizing interest and penalties related to income tax matters in income tax expense. There was no accrual for interest and penalties related to uncertain tax positions for the year ended December 31, 2008. The Company files federal and state tax returns and is generally no longer subject to tax examinations for fiscal years prior to 2003.

(000’s omitted)	2008	2007
Uncertain tax positions at January 1	$1,100	$780
Increases during the year	80	320
Decreases during the year	—	—

Uncertain tax positions at December 31	1,180	1,100

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates. In instances where long-term debt carries fixed interest rates, the obligation is recorded at the present value of the future payments, which approximates fair value.

See Note 4 for more information on the fair values of the Company’s marketable securities and cash flow hedge.

Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options, warrants and restricted stock. The difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options, warrants, convertible debt and restricted stock outstanding were exercised into common stock.

Advertising Campaign Costs

All costs associated with production for the Company’s national advertising campaigns are expensed during the periods when the activities take place. All other advertising costs such as print and online media are expensed when the advertisement occurs. Advertising expenses for 2008, 2007, and 2006 amounted to $21.9 million $14.5 million, and $7.9 million, respectively.

New Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which requires an acquirer to do the following: expense acquisition related costs as incurred; to record contingent consideration at fair value at the acquisition date with subsequent changes in fair value to be recognized in the income statement; and any adjustments to the purchase price allocation are to be recognized as a period cost in the income statement. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. At the date of adoption, SFAS 141R is expected to have a material impact on the Company’s results of operations and its financial position for future acquisitions due to the Company’s acquisition strategy.

In December, 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” This statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective prospectively, except for certain retrospective disclosure requirements, for fiscal years beginning after December 15, 2008. This statement will have no impact on the Company’s financial statements as there are currently no minority interests.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133,” which changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

In May 2008, the FASB issued FASB Staff Position (“FSP”) No. APB 14-1, or FSP 14-1, “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion.” FSP 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate. FSP 14-1 will significantly affect the accounting for instruments commonly referred to as Instruments B and C in EITF No. 90-19, “Convertible Bonds with Issuer

Option to Settle for Cash upon Conversion,” which is nullified by FSP 14-1, and any other convertible debt instruments that require or permit settlement in any combination of cash and shares at the issuer’s option, such as those sometimes referred to as “Instrument X.” FSP 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company adopted the pronouncement in its first quarter of fiscal 2009 and was applied retrospectively to all periods presented.

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. The Company has evaluated the impact of EITF 07-5, and has determined it has no impact on the Company’s results of operations and financial position in the Current Quarter, and will have no impact on the Company’s results of operations and financial position in future fiscal periods.

Presentation of Prior Year Data

Certain reclassifications have been made to conform prior year data to the current presentation.

2. Acquisition of Waverly and Unaudited Pro-formas

On October 3, 2008, the Company completed its acquisition of the Waverly trademarks from Nexcen Brands, Inc. Founded in 1923, Waverly is a premier home fashion and lifestyle brand. The brand is sold through better department and specialty stores. In connection with the acquisition, the Company acquired Nexcen Brands, Inc.’s direct-to-retail licenses for Waverly Home with Target Corporation and Waverly Home Classics with Lowe’s Companies.

The purchase price paid to the sellers for the acquisition was $26.0 million in cash.

(000’s omitted except share and warrant information)
Cash paid at closing to sellers		$26,000
Fair value of 12,500 shares of $.001 par value common stock, at $13.87 fair market value per share issued as a cost of the acquisition	$173
Fair value of 20,000 warrants ($13.87 exercise price) issued as a cost of the acquisition	133

Total equity consideration		306
Other costs of the acquisition		2,708

Total		$29,014

The purchase price was initially allocated to the estimated fair value of the assets acquired as follows:

(000’s omitted)
Trademarks	$27,000
License agreements	1,100
Goodwill	914

Total allocated purchase price	$29,014

The Waverly trademark has been determined by management to have an indefinite useful life and accordingly, consistent with SFAS 142, no amortization is being recorded in the Company’s consolidated income statements. The licensing contracts are being amortized on a straight-line basis over the remaining contractual periods of approximately 1 to 9 years. The goodwill and trademarks are subject to a test for impairment on an annual basis. Any adjustments resulting from the finalization of the purchase price allocations will affect the amount assigned to goodwill. The $0.9 million of goodwill is deductible for income tax purposes.

The following unaudited pro-forma information presents a summary of the Company’s consolidated results of operations as if the Mudd, Mossimo, Ocean Pacific, Danskin, Rocawear, Pillowtex, and Starter acquisitions and their related financings had occurred on January 1, 2006. They do not give effect to the Company’s November 2006 acquisition of the Ocean Pacific brand, August 2006 purchase of the London Fog trademarks, or the October 2008 acquisition of the Waverly brand, as such pro forma disclosure is not required with respect to such transactions under the rules and regulations of the Securities and Exchange Commission. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on January 1, 2006, or which may result in the future.

(000’s omitted, except per share information)	Year ended December 31, 2007	Year ended December 31, 2006
Licensing and other revenue	$207,295	$190,124
Operating income	$156,804	$123,416
Net Income	$77,379	$50,399

Basic earnings per common share	$1.36	$1.15
Diluted earnings per common share	$1.26	$1.02

3. Investments in Joint Ventures

Scion LLC

Scion LLC (“Scion”) is a brand management and licensing company formed by the Company with Shawn “Jay-Z” Carter in March 2007 to buy, create and develop brands across a spectrum of consumer product categories. On November 7, 2007, Scion completed its first brand acquisition when its wholly-owned subsidiary purchased Artful Dodger, an exclusive, high end urban apparel brand for a purchase price of $15.0 million. Concurrent with the acquisition of Artful Dodger, Scion, through its wholly-owned subsidiary Artful Dodger Holdings LLC, entered into a license agreement covering all major apparel categories for the United States.

The brand has also been licensed to wholesale partners in Canada and Europe.

At inception, the Company determined that it would consolidate Scion since the Company effectively holds a 100% equity interest and is the primary beneficiary in the variable interest entity as defined by FIN 46R. The impact of consolidating the joint venture into the Company’s consolidated statement of income decreased net income by $0.1 million and increased net income by $0.1 million for 2008 and 2007, respectively.

At December 31, 2008, the impact of consolidating the joint venture on the Company’s consolidated balance sheet has increased current assets by $3.5 million, non-current assets by $15.3 million and current liabilities by $2.3 million.

On November 7, 2007 (the “AH Closing Date”), Artful Holdings LLC (“AH”), a wholly owned subsidiary of Scion, completed its acquisition of the intellectual property assets of Sovereign State LLC (“Sovereign”) associated with the Artful Dodger brand from Fashion Bureau Overseas NY, Inc. and Pan Mellowtex LLC, the principals of Sovereign. The purchase price of this acquisition was approximately $15.0 million, of which $13.5 million was paid in cash on the AH Closing Date, with $1.5 million deferred and payable upon the occurrence of certain events. The Artful Dodger trademark is estimated to have a useful life of 15 years. To finance this acquisition, the Company made available to AH an interest bearing senior secured term loan facility in the aggregate principal amount of $12 million pursuant to that certain Note and Security Agreement (as amended, restated or otherwise modified from time to time, referred to as the “AH Note”) executed by AH in favor of the

Company on the AH Closing Date. The facility consists of two tranches, one in the principal amount of $10.5 million which was advanced to AH by the Company on the AH Closing Date, and the other in the principal amount of $1.5 million. The second tranche is available for borrowing by AH provided that no Event of Default (as defined in the AH Note) has occurred and is continuing at the time of such request. The obligations are guaranteed by Scion, the sole manager/member of AH, and are also guaranteed, in part, by a manager of Scion LLC. The issuance of the loan facility was a reconsideration event under FIN 46R; the Company once again determined that it was the primary beneficiary and continued to consolidate the joint venture. As of December 31, 2008, the Company’s equity at risk was approximately $16 million. The carrying value of the consolidated assets that are collateral for the variable interest entity’s obligations total $14.7 million comprised of a trademark. The assets of the Company are not available to the variable interest entity’s creditors.

Iconix China

On September 5, 2008, the Company and Novel Fashions Holdings Limited (“Novel”) formed a 50/50 joint venture (“Iconix China”) to develop, exploit and market the Company’s brands in the People’s Republic of China, Hong Kong, Macau and Taiwan (the “China Territory”). Pursuant to the terms of this transaction, the Company contributed to Iconix China substantially all rights to its brands in the China Territory and committed to contribute $5.0 million, and Novel committed to contribute $20 million. Upon closing of the transaction, the Company contributed $2.0 million and Novel contributed $8.0 million. The balance of the parties’ respective contributions are due in 2009 and 2010.

At inception, the Company determined, in accordance with FIN 46R, based on the corporate structure, voting rights and contributions of the Company and Novel, Iconix China is a variable interest entity and not subject to consolidation, as the Company is not the primary beneficiary of Iconix China. The Company has recorded its investment under the equity method of accounting.

Upon formation of Iconix China, the Company recorded a non-cash gain of $2.6 million related to its contribution of its trademarks for the China Territory to this joint venture, which is included in licensing and other revenue. The Company’s maximum exposure for this joint venture is $7.7 million. At December 31, 2008, Iconix China’s balance sheet included approximately $8.3 million in current assets, $25.1 million in total assets, $1.2 million in current liabilities, and $1.2 million in total liabilities. The consolidated statement of operations has approximately $0.1 million in revenue and $1.0 million in operating expenses.

During the year ended December 31, 2008, the Company recorded a loss of $0.5 million on its equity investment in the Iconix China joint venture.

Iconix Latin America

In December 2008, the Company contributed substantially all rights to its brands in Mexico, Central America, South America, and the Caribbean (the “Latin America Territory”) to Iconix Latin America LLC (“Iconix Latin America”), a newly formed wholly-owned subsidiary. On December 29, 2008, New Brands America LLC (“New Brands”), an affiliate of the Falic Group, purchased a 50% interest in Iconix Latin America, which will assist the Company in developing, exploiting, marketing and licensing the Company’s brands in the Latin America Territory. Pursuant to the terms of this transaction, the Company has contributed substantially all rights to its brands in the Latin America Territory. In consideration for its 50% interest in Iconix Latin America, New Brands agreed to pay $6 million to the Company. New Brands paid $1.0 million upon closing of this transaction and has committed to pay an additional $5.0 million over the 30 month period following closing. As of December 31, 2008, of this $4.7 million receivable, the current portion of $2.0 million (of which $0.5 million was paid in February 2009) is included in the consolidated balance sheet in accounts receivable and the long term portion of $2.7 million is included in Other assets—non-current.

Based on the corporate structure, voting rights and contributions of the Company and New Brands, Iconix Latin America is not considered a variable interest entity under FIN 46R, and, as such, is not subject to consolidation, as the Company is not the primary beneficiary of Iconix Latin America. The Company has recorded its investment under the equity method of accounting.

The Company recorded a gain of $5.7 million related to New Brands purchase of 50% of Iconix Latin America, which is included in licensing and other revenue.

4. Fair Value Measurements

Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements” (“SFAS No. 157”), which the Company adopted on January 1, 2008, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurement. While SFAS No.157 does not require any new fair value measurements in its application to other accounting pronouncements, it does emphasize that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS No. 157 established the following fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs):

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets

Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs

Level 3: Unobservable inputs for which there is little or no market data and which requires the owner of the assets or liabilities to develop its own assumptions about how market participants would price these assets or liabilities

The valuation techniques that may be used to measure fair value are as follows:

(A) Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities

(B) Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models and excess earnings method

(C) Cost approach—Based on the amount that would currently be required to replace the service capacity of an asset (replacement cost)

To determine the fair value of certain financial instruments, the Company relies on Level 2 inputs generated by market transactions of similar instruments where available, and Level 3 inputs using an income approach when Level 1 and Level 2 inputs are not available. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and financial liabilities and their placement within the fair value hierarchy. The following table summarizes the instruments measured at fair value at December 31, 2008:

Carrying Amount as of December 31, 2008 (000’s omitted)	Level 1	Level 2	Level 3	Valuation Technique
Marketable Securities	$—	$—	$7,522	(B	)
Cash Flow Hedge	—	1	—	(A	)

In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company has elected to defer implementation of SFAS No. 157 as it relates to its non-financial assets and non-financial liabilities until January 1, 2009 and is evaluating the impact, if any, this standard will have on its financial statements.

Under SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), entities are permitted to choose to measure many financial instruments and certain other items at fair value. The Company did not elect the fair value measurement option under SFAS No. 159 for any of its financial assets or liabilities.

Marketable Securities

Marketable securities, which are accounted for as available-for-sale, are stated at fair value in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” (“SFAS No. 115”) and consist of auction rate securities. Temporary changes in fair market value are recorded as other comprehensive income or loss, whereas other than temporary markdowns will be realized through the Company’s income statement.

As of December 31, 2008 and 2007, the Company held auction rate securities with a face value of $13.0 million and a fair value of $7.5 million and $10.9 million, respectively. The Company estimated the fair value of its auction rate securities using a discounted cash flow model where the Company used the expected rate of interest to be received. Although these auction rate securities continue to pay interest according to their stated terms and are backed by insurance, during the year ended December 31, 2008 and 2007 the Company recorded an unrealized pre-tax loss of $3.4 million and $2.1 million, respectively, in other comprehensive loss as a reduction to stockholders’ equity to reflect a temporary decline in the fair value of the marketable securities reflecting failed auctions due to sell orders exceeding buy orders. The Company believes the decrease in fair value is temporary due to general macroeconomic market conditions, and interest is being paid in full as scheduled. Further, the Company has the ability to hold the securities until an anticipated full redemption, and the Company has no reason to believe that any of the underlying issuers of these auction rate securities or its third-party insurer are presently at risk of default. These funds will not be available to the Company until a successful auction occurs or a buyer is found outside the auction process. As these instruments have failed to auction and may not auction successfully in the near future, the Company has classified its marketable securities as non-current. The following table summarizes the activity for the period:

Description (000’s omitted)	Auction Rate Securities
Balance at January 1, 2008	$10,920
Additions	—
Gains (losses) reported in earnings	—
Gains (losses) reported in other comprehensive income (loss)	(3,398)

Balance at December 31, 2008	$7,522

Cash Flow Hedge

On July 26, 2007, the Company purchased a hedge instrument from Lehman Brothers Special Financing Inc. (“LBSF”) to mitigate the cash flow risk of rising interest rates on the Term Loan Facility (see Note 6 for a description of this credit agreement). This hedge instrument caps the Company’s exposure to rising interest rates at 6.00% for LIBOR for 50% of the forecasted outstanding balance of the Term Loan Facility (“Interest Rate Cap”). Based on management’s assessment, the Interest Rate Cap qualifies for hedge accounting under SFAS 133 “Accounting for Derivative Instruments and Hedging Transactions”. On a quarterly basis, the value of the hedge is adjusted to reflect its current fair value, with any adjustment flowing through other comprehensive income. The fair value of this instrument is obtained by comparing the characteristics of this cash flow hedge with similarly traded instruments, and is therefore classified as Level 2 in the fair value hierarchy. At December 31, 2008, the fair value of the Interest Rate Cap was $1,000, resulting in an other comprehensive loss of $54,000 for 2008, which is reflected in the Consolidated Balance Sheet and Statement of Stockholders’ Equity, respectively. On October 3, 2008, LBSF filed a petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. The Company currently believes that the LBSF bankruptcy filing and its potential impact on LBSF will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

5. Trademarks and Other Intangibles, net

Trademarks and other intangibles, net consist of the following:

(000’s omitted)	Estimated Lives in Years	December 31, 2008		December 31, 2007
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Indefinite life trademarks	indefinite	$1,035,791	$9,498	$1,007,625	$9,498
Definite life trademarks	10-15	19,152	2,252	18,897	856
Non-compete agreements	2-15	10,075	6,098	10,075	4,585
Licensing agreements	1-9	22,193	9,136	21,093	4,897
Domain names	5	570	337	570	223

		$1,087,781	$27,321	$1,058,260	$20,059

Amortization expense for intangible assets was $7.3 million, $5.6 million, and $2.2 million for fiscal 2008, fiscal 2007, and fiscal 2006, respectively. The trademarks of Joe Boxer, Rampage, Mudd, London Fog, Mossimo, Ocean Pacific, Danskin, Rocawear, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter and Waverly have been determined to have an indefinite useful life and accordingly, consistent with SFAS 142, no amortization will be recorded in the Company’s consolidated income statements. Instead, each of these intangible assets will be tested for impairment at least annually on an individual basis as separate single units of accounting, with any related impairment charge recorded to the statement of operations at the time of determining such impairment. Similarly, consistent with SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, there was no impairment of the definite-lived trademarks. Amortization expense for intangible assets subject to amortization for each of the years in the five-year period ending December 31, 2013 are estimated to be $7.0 million, $6.7 million, $5.0 million, $2.9 million, and $2.8 million, respectively.

6. Debt Arrangements

The Company’s debt is comprised of the following:

(000’s omitted)	December 31, 2008	December 31, 2007
Convertible Senior Subordinated Notes	$233,999	$220,435
Term Loan Facility	255,307	270,751
Asset-Backed Notes	117,097	137,505
Sweet Note (Note 7)	12,186	12,186

Total Debt	$618,589	$640,877

Convertible Senior Subordinated Notes

On June 20, 2007, the Company completed the issuance of $287.5 million principal amount of the Company’s 1.875% convertible senior subordinated notes due June 2012, herein referred to as the Convertible Notes, in a private offering to certain institutional investors. The net proceeds received by the Company from the offering were approximately $281.1 million.

The Convertible Notes bear interest at an annual rate of 1.875%, payable semi-annually in arrears on June 30 and December 31 of each year, beginning December 31, 2007. However, the Company recognizes an effective interest rate of 7.85% on the carrying amount of the Convertible Notes. The effective rate is based on the rate for a similar instrument that does not have a conversion feature. The Convertible Notes will be convertible into cash and, if applicable, shares of the Company’s common stock based on a conversion rate of 36.2845 shares of the Company’s common stock, subject to customary adjustments, per $1,000 principal amount of the Convertible Notes (which is equal to an initial conversion price of approximately $27.56 per share) only under the following circumstances: (1) during any fiscal quarter beginning after September 30, 2007 (and only during such fiscal quarter), if the closing price of the Company’s common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is more than 130% of the conversion price per share, which is $1,000 divided by the then applicable conversion rate; (2) during the five business day period immediately following any five consecutive trading day period in which the trading price per $1,000 principal amount of the Convertible Notes for each day of that period was less than 98% of the product of (a) the closing price of the Company’s common stock for each day in that period and (b) the conversion rate per $1,000 principal amount of the Convertible Notes; (3) if specified distributions to holders of the Company’s common stock are made, as set forth in the indenture governing the Convertible Notes (“Indenture”); (4) if a “change of control” or other “fundamental change,” each as defined in the Indenture, occurs; (5) if the Company chooses to redeem the Convertible Notes upon the occurrence of a “specified accounting change,” as defined in the Indenture; and (6) during the last month prior to maturity of the Convertible Notes. If the holders of the Convertible Notes exercise the conversion provisions under the circumstances set forth, the Company will need to remit the lower of the principal balance of the Convertible Notes or their conversion value to the holders in cash. As such, the Company would be required to classify the entire amount outstanding of the Convertible Notes as a current liability in the following quarter. The evaluation of the classification of amounts outstanding associated with the Convertible Notes will occur every quarter.

Upon conversion, a holder will receive an amount in cash equal to the lesser of (a) the principal amount of the Convertible Note or (b) the conversion value, determined in the manner set forth in the Indenture. If the conversion value exceeds the principal amount of the Convertible Note on the conversion date, the Company will also deliver, at its election, cash or the Company’s common stock or a combination of cash and the Company’s common stock for the conversion value in excess of the principal amount. In the event of a change of control or other fundamental change, the holders of the Convertible Notes may require the Company to purchase all or a portion of their Convertible Notes at a purchase price equal to 100% of the principal amount of the Convertible Notes, plus accrued and unpaid interest, if any. If a specified accounting change occurs, the Company may, at its option, redeem the Convertible Notes in whole for cash, at a price equal to 102% of the principal amount of the Convertible Notes, plus accrued and unpaid interest, if any. Holders of the Convertible Notes who convert their Convertible Notes in connection with a fundamental change or in connection with a redemption upon the occurrence of a specified accounting change may be entitled to a make-whole premium in the form of an increase in the conversion rate.

Pursuant to Emerging Issues Task Force (“EITF”) 90-19, “Convertible Bonds with Issuer Option to Settle for Cash upon Conversion” (“EITF 90-19”), EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”), and EITF 01-6, “The Meaning of Indexed to a Company’s Own Stock” (“EITF 01-6”), the Convertible Notes are accounted for as convertible debt in the accompanying Condensed Consolidated Balance Sheet and the embedded conversion option in the Notes has not been accounted for as a separate derivative. For a discussion of the effects of the Convertible Notes and the Convertible Note Hedge and Sold Warrants discussed below on earnings per share, see Note 8.

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. . The Company has evaluated the impact of EITF 07-5, and has determined it has no impact on the Company’s results of operations and financial position.

At December 31, 2008, the balance of the Convertible Notes was approximately $234.0 million. The Convertible Notes do not provide for any financial covenants.

In connection with the sale of the Convertible Notes, the Company entered into hedges for the Convertible Notes (“Convertible Note Hedges”) with respect to its common stock with two entities, one of which was Lehman Brothers OTC Derivatives Inc. (“Lehman OTC” and together with the other counterparty, the “Counterparties”). Pursuant to the agreements governing these Convertible Note Hedges, the Company purchased call options (the “Purchased Call Options”) from the Counterparties covering up to approximately 10.4 million shares of the Company’s common stock of which 40% were purchased from Lehman OTC. These Convertible Note Hedges are designed to offset the Company’s exposure to potential dilution upon conversion of the Convertible Notes in the event that the market value per share of the Company’s common stock at the time of exercise is greater than the strike price of the Purchased Call Options (which strike price corresponds to the initial conversion price of the Convertible Notes and is simultaneously subject to certain customary adjustments). On June 20, 2007, the Company paid an aggregate amount of approximately $76.3 million of the proceeds from the sale of the Convertible Notes for the Purchased Call Options, of which $26.7 million was included in the balance of deferred income tax assets at June 30, 2007 and is being recognized over the term of the Convertible Notes. As of December 31, 2008, the balance of deferred income tax assets related to this transaction was $18.7 million.

The Company also entered into separate warrant transactions with the Counterparties whereby the Company, pursuant to the agreements governing these warrant transactions, sold to the Counterparties warrants (the “Sold Warrants”) to acquire up to 3.6 million shares of the Company’s common stock of which 40% were sold to Lehman OTC, at a strike price of $42.40 per share of the Company’s common stock. The Sold Warrants will become exercisable on September 28, 2012 and will expire by the end of 2012. The Company received aggregate proceeds of approximately $37.5 million from the sale of the Sold Warrants on June 20, 2007.

The Company adopted Financial Accounting Standards Board Staff Position APB 14-1 “Accounting For Convertible Debt Instruments That May Be Settled in Cash Upon Conversion”, and retrospectively applied to its consolidated financial statements, see note 1.

Pursuant to Emerging Issues Task Force (EITF) Issue No. 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” (EITF 00-19), and EITF Issue No. 01-06, “The Meaning of Indexed to a Company’s Own Stock” (EITF 01-06), the Convertible Note Hedge and the proceeds received from the issuance of the Sold Warrants were recorded as a charge and an increase, respectively, in additional paid-in capital in stockholders’ equity as separate equity transactions. As a result of these transactions, the Company recorded a net reduction to additional paid-in-capital of $12.1 million in June 2007.

In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. It also clarifies on the impact of foreign currency denominated strike prices and market-based employee stock option valuation instruments on the evaluation. EITF 07-5 is effective for fiscal years beginning after December 15, 2008. . The Company has evaluated the impact of EITF 07-5, and has determined it has no impact on the Company’s results of operations and financial position.

As the Convertible Note Hedge transactions and the warrant transactions were separate transactions entered into by the Company with the Counterparties, they are not part of the terms of the Convertible Notes and will not affect the holders’ rights under the Convertible Notes. In addition, holders of the Convertible Notes will not have any rights with respect to the Purchased Call Options or the Sold Warrants.

If the market value per share of the Company’s common stock at the time of conversion of the Convertible Notes is above the strike price of the Purchased Call Options, the Purchased Call Options entitle the Company to receive from the Counterparties net shares of the Company’s common stock, cash or a combination of shares of the Company’s common stock and cash, depending on the consideration paid on the underlying Convertible Notes, based on the excess of the then current market price of the Company’s common stock over the strike price of the Purchased Call Options. Additionally, if the market price of the Company’s common stock at the time of exercise of the Sold Warrants exceeds the strike price of the Sold Warrants, the Company will owe the Counterparties net shares of the Company’s common stock or cash, not offset by the Purchased Call Options, in an amount based on the excess of the then current market price of the Company’s common stock over the strike price of the Sold Warrants.

These transactions will generally have the effect of increasing the conversion price of the Convertible Notes to $42.40 per share of the Company’s common stock, representing a 100% percent premium based on the last reported sale price of the Company’s common stock of $21.20 per share on June 14, 2007.

On September 15, 2008 and October 3, 2008, respectively, Lehman Brothers Holdings Inc. (“Lehman Holdings”) and its subsidiary, Lehman OTC, filed for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court in the Southern District of New York. The Company currently believes that the bankruptcy filings and their potential impact on these entities will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company will continue to monitor the bankruptcy filings of Lehman Holdings and Lehman OTC. The terms of the Convertible Notes and the rights of the holders of the Convertible Notes are not affected in any way by the bankruptcy filings of Lehman Holdings or Lehman OTC.

Term Loan Facility

In connection with the acquisition of the Rocawear brand, in March 2007, the Company entered into a $212.5 million credit agreement with Lehman Brothers Inc., as lead arranger and bookrunner, and Lehman Commercial Paper Inc. (“LCPI”), as syndication agent and administrative agent (the “Credit Agreement” or “Term Loan Facility”). At the time, the Company pledged to LCPI, for the benefit of the lenders under the Term Loan Facility (the “Lenders”), 100% of the capital stock owned by the Company in its subsidiaries, OP Holdings and Management Corporation, a Delaware corporation (“OPHM”), and Studio Holdings and Management Corporation, a Delaware corporation (“SHM”). The Company’s obligations under the Credit Agreement are guaranteed by each of OPHM and SHM, as well as by two of its other subsidiaries, OP Holdings LLC, a Delaware limited liability company (“OP Holdings”), and Studio IP Holdings LLC, a Delaware limited liability company (“Studio IP Holdings”).

On October 3, 2007, in connection with the acquisition of Official-Pillowtex LLC, a Delaware limited liability company (“Official-Pillowtex”), with the proceeds of the Convertible Notes, the Company pledged to LCPI, for the benefit of the Lenders, 100% of the capital stock owned by the Company in Mossimo, Inc., a Delaware corporation (“MI”), and Pillowtex Holdings and Management Corporation, a Delaware corporation (“PHM”), each of which guaranteed the Company’s obligations under the Credit Agreement. Simultaneously with the acquisition of Official-Pillowtex, each of Mossimo Holdings LLC, a Delaware limited liability company (“Mossimo Holdings”), and Official-Pillowtex guaranteed the Company’s obligations under the Credit Agreement. On September 10, 2008, PHM was converted into a Delaware limited liability company, Pillowtex Holdings and Management LLC (“PHMLLC”) and the Company’s membership interest in PHMLLC was pledged to LCPI in place of the capital stock of PHM.

On December 17, 2007, in connection with the acquisition of the Starter brand, the Company borrowed an additional $63.2 million pursuant to the Term Loan Facility (the “Additional Borrowing”). The net proceeds received by the Company from the Additional Borrowing were $60 million.

The Company may borrow an additional $36.8 million under the terms of the Term Loan Facility.

The guarantees under the Term Loan Facility are secured by a pledge to LCPI, for the benefit of the Lenders, of, among other things, the Ocean Pacific/OP, Danskin, Rocawear, Mossimo, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter and Waverly trademarks and related intellectual property assets, license agreements and proceeds therefrom. Amounts outstanding under the Term Loan Facility bear interest, at the Company’s option, at the Eurodollar rate or the prime rate, plus an applicable margin of 2.25% or 1.25%, as the case may be, per annum. The Credit Agreement provides that the Company is required to repay the outstanding term loan in equal quarterly installments in annual aggregate amounts equal to 1.00% of the aggregate principal amount of the loans outstanding, subject to adjustment for prepayments, in addition to an annual payment equal to 50% of the excess cash flow from the subsidiaries subject to the Term Loan Facility, as described in the Credit Agreement, with any remaining unpaid principal balance to be due on April 30, 2013 (the “Loan Maturity Date”). Upon completion of the Convertible Notes offering, the Loan Maturity Date was accelerated to January 2, 2012. The Term Loan Facility can be prepaid, without penalty, at any time. On March 11, 2008, the Company paid to LCPI, for the benefit of the Lenders, $15.6 million, representing 50% of the excess cash flow from the subsidiaries subject to the Term Loan Facility for 2007. As a result of such payment, the Company is no longer required to pay the quarterly installments described above. The Term Loan Facility requires the Company to repay the principal amount of the term loan outstanding in an amount equal to 50% of the excess cash flow of the subsidiaries subject to the Term Loan Facility for the most recently completed fiscal year. As of December 31, 2008, $38.9 million has been classified as Current portion of long-term debt, which represents 50% of the excess cash flow for 2008 of the subsidiaries subject to the Term Loan Facility. This amount will be paid to LCPI, for the benefit of the Lenders, during the first quarter of 2009. This amount is now included in the Current portion of long-term debt. The interest rate as of December 31, 2008 was 3.71%. For the year ended December 31, 2008, the effective interest rate of the Term Loan Facility was 5.90%. At December 31, 2008, the balance of the Term Loan Facility was $255.3 million. As of December 31, 2008, the Company was in compliance with all material covenants set forth in the Credit Agreement. The $272.5 million in proceeds from the Term Loan Facility were used by the Company as follows: $204.0 million was used to pay the cash portion of the initial consideration for the acquisition of the Rocawear brand; $2.1 million was used to pay the costs associated with the Rocawear acquisition; $60 million was used to pay the consideration for the acquisition of the Starter brand; and $3.9 million was used to pay costs associated with the Term Loan Facility. The costs of $3.9 million relating to the Term Loan Facility have been deferred and are being amortized over the life of the loan, using the effective interest method. As of December 31, 2008, the subsidiaries subject to the Term Loan Facility were Studio IP Holdings, SHM, OP Holdings, OPHM, Mossimo Holdings, MI, Official-Pillowtex and PHMLLC (collectively, the “Term Loan Facility Subsidiaries”). As of December 31, 2008, the Term Loan Facility Subsidiaries, directly or indirectly, owned the following trademarks: Danskin, Rocawear, Starter, Ocean Pacific/OP, Mossimo, Cannon, Royal Velvet, Fieldcrest, Charisma and Waverly.

On July 26, 2007, the Company purchased a hedge instrument to mitigate the cash flow risk of rising interest rates on the Term Loan Facility. See Note 4 for further information.

Asset-Backed Notes

The financing for certain of the Company’s acquisitions has been accomplished through private placements by its subsidiary, IP Holdings LLC (“IP Holdings”) of asset-backed notes (“Asset-Backed Notes”) secured by intellectual property assets (trade names, trademarks, license agreements and payments and proceeds with respect thereto relating to the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog brands) of IP Holdings. At December 31, 2008, the balance of the Asset-Backed Notes was $117.1 million.

Cash on hand in the bank account of IP Holdings is restricted at any point in time up to the amount of the next debt principal and interest payment required under the Asset-Backed Notes. Accordingly, $0.9 million and $5.2 million as of December 31, 2008 and December 31, 2007, respectively, have been disclosed as restricted cash within the Company’s Current assets. Further, in connection with IP Holdings’ issuance of Asset-Backed Notes, a reserve account has been established and the funds on deposit in such account will be applied to the final principal payment with respect to the Asset-Backed Notes. Accordingly, $15.9 million and $15.2 million as of December 31, 2008 and December 31, 2007, respectively, have been disclosed as restricted cash within Other assets on the Company’s balance sheets.

Interest rates and terms on the outstanding principal amount of the Asset-Backed Notes as of December 31, 2008 are as follows: $40.6 million principal amount bears interest at a fixed interest rate of 8.45% with a six year term, $18.0 million principal amount bears interest at a fixed rate of 8.12% with a six year term, and $58.5 million principal amount bears interest at a fixed rate of 8.99% with a six and a half year term. The Asset-Backed Notes have no financial covenants by which the Company or its subsidiaries need comply. The aggregate principal amount of the Asset-Backed Notes will be fully paid by February 22, 2013.

Neither the Company nor any of its subsidiaries (other than IP Holdings) is obligated to make any payment with respect to the Asset-Backed Notes, and the assets of the Company and its subsidiaries (other than IP Holdings) are not available to IP Holdings’ creditors. The assets of IP Holdings are not available to the creditors of the Company or its subsidiaries (other than IP Holdings).

Sweet Note

On April 23, 2002, the Company acquired the remaining 50% interest in Unzipped (see Note 9) from Sweet Sportswear, LLC (“Sweet”) for a purchase price comprised of 3,000,000 shares of its common stock and $11.0 million in debt, which was evidenced by the Company’s issuance of the 8% Senior Subordinated Note due in 2012 (“Sweet Note”). Prior to August 5, 2004, Unzipped was managed by Sweet pursuant to the Management Agreement (as defined in Note 9), which obligated Sweet to manage the operations of Unzipped in return for, commencing in fiscal 2003, an annual management fee based upon certain specified percentages of net income achieved by Unzipped during the three- year term of the agreement. In addition, Sweet guaranteed that the net income, as defined in the agreement, of Unzipped would be no less than $1.7 million for each year during the term, commencing with fiscal 2003. In the event that the guarantee was not met for a particular year, Sweet was obligated under the Management Agreement to pay the Company the difference between the actual net income of Unzipped, as defined, for such year and the guaranteed $1.7 million. That payment, referred to as the shortfall payment, could be offset against the amounts due under the Sweet Note at the option of either the Company or Sweet. As a result of such offsets, the balance of the Sweet Note was reduced by the Company to $3.1 million as of December 31, 2006 and $3.0 million as of December 31, 2005 and was reflected in Long- term debt. This note bears interest, which was accrued for during the year ended December 31 2008, at the rate of 8% per year and matures in April 2012.

In November 2007, the Company received a signed judgment related to the Sweet Sportswear/Unzipped litigation. See Note 11.

The judgment stated that the Sweet Note (originally $11.0 million when issued by the Company upon the acquisition of Unzipped from Sweet in 2002) should total approximately $12.2 million as of December 31, 2007. The recorded balance of the Sweet Note, prior to any adjustments related to the judgment was approximately $3.2 million. The Company increased the Sweet Note by approximately $6.2 million and recorded the expense as a special charge. The Company further increased the Sweet Note by approximately $2.8 million to record the related interest and included the charge in interest expense. The Sweet Note as of December 31, 2008 is approximately $12.2 million and included in the current portion of long-term debt.

In addition, in November 2007 the Company was awarded a judgment of approximately $12.2 million for claims made by it against Hubert Guez and Apparel Distribution Services, Inc. As a result, the Company recorded a receivable of approximately $12.2 million and recorded the benefit in special charges during the year ended December 31, 2007. This receivable is included in Other assets—non-current and bears interest, which was accrued for during the year ended December 31, 2008, at the rate of 8% per year.

Debt Maturities

The Company’s debt maturities on a calendar year basis are as follows:

(000’s omitted)	Total	2009	2010	2011	2012	2013
Convertible Notes(1)	$233,999	$—	$—	$—	$233,999	$—
Term Loan Facility	255,307	38,946	—	—	216,361	—
Asset-Backed Notes	117,097	22,231	24,216	26,380	33,468	10,802
Sweet Note	12,186	12,186	—	—	—	—

Total Debt	$618,589	$73,363	24,216	26,380	483,828	10,802

(1)	reflects the net debt carrying amount of the Convertible Notes as adjusted for the adoption of FSP APB 14-1. The principal amount owed to the holders of the Convertible Notes is $287.5 million.

7 . Stockholders’ Equity

Stock Options

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value for these options and warrants was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected Volatility	30 - 50%
Expected Dividend Yield	0%
Expected Life (Term)	3 -7 years
Risk-Free Interest Rate	3.00 -4.75%

The Company’s has estimated its forfeiture rate at 0%. The options that the Company granted under its plans expire at various times, either five, seven or ten years from the date of grant, depending on the particular grant.

Summaries of the Company’s stock options, warrants and performance related options activity, and related information for the year ended December 31, 2008 are as follows:

Options

		Weighted-Average
	Options	Exercise Price
Outstanding January 1, 2006	7,506,625	$4.31
Granted	43,000	16.99
Canceled/Forfeited	(17,750)	2.28
Exercised	(1,762,243)	4.55
Expired	—	—

Outstanding December 31, 2006	5,769,632	$4.35
Granted	—	—
Canceled/Forfeited	(12,000)	16.80
Exercised	(651,089)	5.02
Expired	—	—

Outstanding December 31, 2007	5,106,543	$4.23
Granted	—	—
Canceled/Forfeited	(12,000)	16.96
Exercised	(1,199,405)	3.92
Expired	—	—

Outstanding December 31, 2008	3,895,138	$4.29

Exercisable at December 31, 2008	3,895,138	$4.29

The weighted average contractual term (in years) of options outstanding as of December 31, 2008, 2007, and 2006, were 4.66, 5.57, and 6.00 respectively. The weighted average contractual term (in years) of options exercisable as of December 31, 2008, 2007, and 2006, were 4.66, 5.54, and 5.97 respectively.

The total fair value of options vested during the years ended December 31, 2008, 2007 and 2006, was $0 million, $0.1 million, and $0.2 million, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2008, 2007 and 2006 was $2.3 million, $3.2 million, and $4.0 million respectively. A tax benefit of approximately $8.2 million and $1.2 million for the years ended December 31, 2008 and 2007, respectively, were share-based payment arrangements.

The aggregate intrinsic value is calculated as the difference between the market price of the Company’s common stock as of December 31, 2008 and the exercise price of the underlying options. At December 31, 2008, 2007, and 2006, the aggregate intrinsic value of options exercised was $7.0 million, $9.5 million, and $40.9 million, respectively. At December 31, 2008, 2007, and 2006, the aggregate intrinsic value of options exercisable was $21.4 million, $77.4 million, and $84.9 million, respectively. In addition, the aggregate intrinsic value of options outstanding was $21.4 million, $78.8 million, and $86.8 million at December 31, 2008, 2007, and 2006, respectively.

Warrants

		Weighted-Average
	Warrants	Exercise Price
Outstanding January 1, 2006	1,275,000	$6.56
Granted	654,110	11.53
Canceled	—	—
Exercised	(1,129,935)	6.29
Expired	—	—

Outstanding December 31, 2006	799,175	$11.02
Granted	436,668	21.38
Canceled	—	—
Exercised	(968,943)	11.34
Expired	—	—

Outstanding December 31, 2007	266,900	$16.76
Granted	20,000	6.65
Canceled	—	—
Exercised	—	—
Expired	—	—

Outstanding December 31, 2008	286,900	$16.99

Exercisable at December 31, 2008	286,900	$16.99

All warrants issued in connection with acquisitions are recorded at fair market value using the Black Scholes model and are recorded as part of purchase accounting. Certain warrants are exercised using the cashless method.

The Company values other warrants issued to non-employees at the commitment date at the fair market value of the instruments issued, a measure which is more readily available than the fair market value of services rendered, using the Black Scholes model. The fair market value of the instruments issued is expensed over the vesting period.

The weighted average contractual term (in years) of warrants outstanding as of December 31, 2008, 2007 and 2006 were 6.97, 7.39 and 8.87, respectively. The weighted average contractual term (in years) of warrants exercisable as of December 31, 2008, 2007 and 2006 were 6.97, 7.39 and 8.83, respectively.

The fair value of warrants vested during the years ended December 31, 2008, 2007 and 2006 were $0.1 million, $5.9 million and $8.3 million, respectively.

Cash received from warrants exercised under all share-based payment arrangements for the years ended December 31, 2008, 2007 and 2006 was $0, $0.4 million and $5.1 million, respectively.

Performance Related Options

	Performance Related Options	Weighted-Average Exercise Price
Outstanding January 1, 2006	1,200,000	$8.81
Granted	—	—
Canceled	(1,200,000)	8.81
Exercised	—	—
Expired	—	—

Outstanding December 31, 2006	—	$—
Granted	—	—
Canceled	—	—
Exercised	—	—
Expired	—	—

Outstanding December 31, 2007	—	$—
Granted	—	—
Canceled	—	—
Exercised	—	—
Expired	—	—

Outstanding December 31, 2008	—	$—

There were no performance related options outstanding for employees as of December 31, 2008, 2007 and 2006. No performance related options were exercisable as of December 31, 2008, 2007 and 2006.

At December 31, 2008, 2007, and 2006, the aggregate intrinsic value of performance related options outstanding was $0, $0 and $0 million, respectively. In addition, the aggregate intrinsic value of performance related options exercisable was $0, $0 and $0 as of December 31, 2008, 2007, and 2006, respectively.

At December 31, 2008, December 31, 2007, and December 31, 2006, exercisable stock options totaled 3,895,138, 5,021,875, and 5,646,964, and had weighted average exercise prices of $4.29, $4.18, and $4.27 per share, respectively.

At December 31, 2008, 75,965 common shares were reserved for issuance of stock options under the 2006 Stock Option Plan. There were no common shares available for issuance under the 2002, 2001, and 2000 Stock Option Plans .

Restricted stock

Compensation cost for restricted stock is measured as the excess, if any, of the quoted market price of the Company’s stock at the date the common stock is issued over the amount the employee must pay to acquire the stock (which is generally zero). The compensation cost, net of projected forfeitures, is recognized over the period between the issue date and the date any restrictions lapse, with compensation cost for grants with a graded vesting schedule recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. The restrictions do not affect voting and dividend rights.

The following tables summarize information about unvested restricted stock transactions (shares in thousands):

	2008		2007		2006
	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value
Non-vested, January 1	144,127	$19.41	95,655	$17.46	—	$—
Granted	1,721,198	18.98	107,182	20.68	95,655	17.46
Vested	(272,563)	18.90	(53,308)	18.58	—	—
Forfeited/Canceled	(78,779)	20.31	(5,402)	18.51	—	—

Non-vested, December 31	1,513,983	18.96	144,127	19.41	95,655	17.46

The Company has awarded restricted shares of common stock to certain employees. The awards have restriction periods tied to employment and vest over a period of 2-5 years. The cost of the restricted stock awards, which is the fair market value on the date of grant net of estimated forfeitures, is expensed ratably over the vesting period. During fiscal 2008, 2007 and 2006, the Company awarded 1,721,198, 107,182 and 95,655 restricted shares, respectively, with a vesting period of 2-3 years and a fair market value of approximately $32.7 million, $2.2 million and $1.7 million. For the year ended December 31, 2008, 272,563 restricted stock grants had vested.

Unearned compensation expense related to restricted stock grants for fiscal 2008, fiscal 2007 and fiscal 2006 was approximately $9.1 million, $1.7 million and $0.3 million, respectively. An additional amount of $23.6 million is expected to be expensed evenly over a period of approximately 1-4 years. During the years ended December 31, 2008, 2007, and 2006, the Company withheld shares valued at $3.2 million, $0, and $0, respectively, of its restricted common stock in connection with net share settlement of restricted stock grants and option exercises.

Stockholder Rights Plan

In January 2000, the Company’s Board of Directors adopted a stockholder rights plan. Under the plan, each stockholder of common stock received a dividend of one right for each share of the Company’s outstanding common stock, entitling the holder to purchase one thousandth of a share of Series A Junior Participating Preferred Stock, par value, $0.01 per share of the Company, at an initial exercise price of $6.00. The rights become exercisable and will trade separately from the Common Stock ten business days after any person or group acquires 15% or more of the Common Stock, or ten business days after any person or group announces a tender offer for 15% or more of the outstanding Common Stock.

Stock Repurchase Program

On November 3, 2008, the Company announced that its Board of Directors authorized the repurchase of up to $75 million of the Company’s common stock over a period of approximately three years. This authorization replaces any prior plan or authorization. The current plan does not obligate the Company to repurchase any specific number of shares and may be suspended at any time at management’s discretion. During the year ended December 31, 2008, the Company repurchased 258,200 shares for approximately $1.8 million. No shares were repurchased by the Company during the years ended December 31, 2007 and 2006.

8. Earnings Per Share

Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of restricted stock-based awards and common shares issuable upon exercise of stock options and warrants. The difference between basic and diluted weighted-average common shares results from the assumption that all dilutive stock options outstanding were exercised and all convertible notes have been converted into common stock.

As of December 31, 2008, of the total potentially dilutive shares related to restricted stock-based awards, stock options and warrants, 1.9 million were anti-dilutive, compared to 0.1 million as of December 31, 2007 and none as of December 31, 2006. As of December 31 2008, 0.2 million warrants to purchase common stock shares were anti-dilutive, all restricted stock-based awards were anti-dilutive, and 0.1 stock options were anti-dilutive.

As of December 31, 2008, of the performance related restricted stock-based awards issued in connection with the Company’s new employment agreement with its chairman, chief executive officer and president, 1.2 million of such awards (which is included in the total 1.9 million anti-dilutive stock-based awards described above) were anti-dilutive and therefore not included in this calculation.

Warrants issued in connection with the Company’s Convertible Notes financing were anti-dilutive and therefore not included in this calculation. Portions of the Convertible Notes that would be subject to conversion to common stock were anti-dilutive as of December 31, 2008 and therefore not included in this calculation.

A reconciliation of shares used in calculating basic and diluted earnings per share follows:

	For the Year Ended December 31,
(000’s omitted)	2008	2007	2006
Basic	57,810	56,694	39,937
Effect of exercise of stock options	3,144	4,323	5,241
Effect of exercise of warrants	—	115	—
Effect of contingent common stock issuance	287	144	—
Effect of assumed vesting of restricted stock	7	150	96

	61,248	61,426	45,274

9. Unzipped Apparel, LLC (“Unzipped”)

On October 7, 1998, the Company formed Unzipped with its then joint venture partner Sweet Sportswear, LLC (“Sweet”), the purpose of which was to market and distribute apparel under the Bongo label. The Company and Sweet each had a 50% interest in Unzipped. Pursuant to the terms of the joint venture, the Company licensed the Bongo trademark to Unzipped for use in the design, manufacture and sale of certain designated apparel products.

On April 23, 2002, the Company acquired the remaining 50% interest in Unzipped from Sweet for a purchase price of three million shares of the Company’s common stock and $11 million in debt evidenced by the Sweet Note. See Note 6. In connection with the acquisition of Unzipped, the Company filed a registration statement with the Securities and Exchange Commission (“SEC”) for the three million shares of the Company’s common stock issued to Sweet, which was declared effective by the SEC on July 29, 2003.

Prior to August 5, 2004, Unzipped was managed by Sweet pursuant to a management agreement (the “Management Agreement”). Unzipped also had a supply agreement with Azteca Productions International, Inc. (“Azteca”) and a distribution agreement with Apparel Distribution Services, LLC (“ADS”). All of these entities are owned or controlled by Hubert Guez.

On August 5, 2004, Unzipped terminated the Management Agreement with Sweet, the supply agreement with Azteca and the distribution agreement with ADS and commenced a lawsuit against Sweet, Azteca, ADS and Hubert Guez. See Note 11.

There were no transactions with these related parties during the years ended December 31, 2008 and 2007.

In November 2007, a judgment was entered in the Unzipped litigation, pursuant to which the $3.1 million in accounts payable to ADS/Azteca (previously shown as “accounts payable—subject to litigation”) was eliminated and recorded in the income statement as a benefit to the “expenses related to specific litigation”.

As a result of the judgment, in Fiscal 2007 the balance of the $11.0 million principal amount Sweet Note, originally issued by the Company upon the acquisition of Unzipped from Sweet in 2002, including interest, was increased from approximately $3.2 million to approximately $12.2 million as of December 31, 2007. Of this increase, approximately $6.2 million was attributed to the principal of the Sweet Note and the expense was recorded as an expense related to specific litigation. The remaining $2.8 million of the increase was attributed to related interest on the Sweet Note and recorded as interest expense. As of December 31, 2008, the full $12.2 million current balance of the Sweet Note and $0.7 million of accrued interest are included in the current portion of long term debt and accounts payable and accrued expenses, respectively.

In addition, in November 2007 the Company was awarded a judgment of approximately $12.2 million for claims made by it against Hubert Guez and ADS. As a result, the Company recorded a receivable of approximately $12.2 million and recorded the benefit in special charges for Fiscal 2007. As of December 31, 2008, this receivable and the associated accrued interest of $1.0 million for the year ended December 31, 2008 are included in other assets—non-current.

10. Expenses Related to Specific Litigation

Expenses related to specific litigation consist of legal expenses and costs related to the Unzipped litigation. For the year ended December 31, 2008, Company recorded expenses related to specific litigation of $0.9 million; for the year ended December 31, 2007, the Company recorded a net benefit related to specific litigation of $6.0 million; and, for the year ended December 31, 2006, the Company recorded expenses related to specific litigation of $2.5 million. See Note 9 for information relating to Unzipped.

11. Commitments and Contingencies

Sweet Sportswear/Unzipped litigation

On August 5, 2004, the Company, along with its subsidiaries, Unzipped, Michael Caruso & Co., referred to as Caruso, and IP Holdings, collectively referred to as the plaintiffs, commenced a lawsuit in the Superior Court of California, Los Angeles County, against Unzipped’s former manager, former supplier and former distributor, Sweet, Azteca and ADS, respectively, and a principal of these entities and former member of the Company’s board of directors, Hubert Guez, collectively referred to as the Guez defendants. The Company pursued numerous causes of action against the Guez defendants, including breach of contract, breach of fiduciary duty, trademark infringement and others and sought damages in excess of $20 million. On March 10, 2005, Sweet, Azteca and ADS, collectively referred to as cross-complainants, filed a cross-complaint against the Company claiming damages resulting from a variety of alleged contractual breaches, among other things.

In January 2007, a jury trial was commenced, and on April 10, 2007, the jury returned a verdict of approximately $45 million in favor of the Company and its subsidiaries, finding in favor of the Company and its subsidiaries on every claim that they pursued, and against the Guez defendants on every counterclaim asserted. Additionally, the jury found that all of the Guez defendants acted with malice, fraud or oppression with regard to each of the tort claims asserted by the Company and its subsidiaries, and on April 16, 2007, awarded plaintiffs $5 million in punitive damages against Mr. Guez personally. The Guez defendants filed post-trial motions seeking, among other things, a new trial. Through a set of preliminary rulings dated September 27, 2007, the Court granted in part, and denied in part, the Guez defendants’ post trial motions, and denied plaintiffs’ request that the Court enhance the damages awarded against the Guez defendants arising from their infringement of plaintiffs’

trademarks. Through these rulings, the Court, among other things, reduced the amount of punitive damages assessed against Mr. Guez to $4 million, and reduced the total damages awarded against the Guez defendants by approximately 50%.

The Court adopted these preliminary rulings as final on November 16, 2007. On the same day, the Court entered judgment against Mr. Guez in the amount of $10,964,730 and ADS in the amount of $1,272,420, and against each of the Guez defendants with regard to each and every claim that they pursued in the litigation including, without limitation, ADS’s and Azteca’s unsuccessful efforts to recover against Unzipped any account balances claimed to be owed, totaling approximately $3.5 million including interest (collectively, the “Judgments”). In entering the Judgments, the Court upheld the jury’s verdict in favor of the Company relating to its write-down of the senior subordinated note due 2012, issued by the Company to Sweet in connection with the Company’s acquisition of Unzipped for Unzipped’s 2004 fiscal year. The monetary portion of the Judgments accrues interest at a rate of 10% per annum from the date of the Judgments’ entry. Also on November 16, 2007, the Court issued a Memorandum Order wherein it upheld an aggregate of approximately $6,800,000 of the jury’s verdicts against Sweet and Azteca, but declined to enter judgment against these entities since it had ordered a new trial with regard to certain other damage awards entered against these entities by the jury.

On March 7, 2008, the Court commenced a hearing with regard to plaintiffs’ petition seeking in excess of $15.0 million attorneys’ fees and costs, which hearing was concluded on April 18, 2008. By order dated May 6, 2008, the Court awarded plaintiffs certain statutory costs against the Guez defendants. The Court also determined that plaintiffs were entitled to pursue recovery of their non-statutory costs, comprised primarily of expert witness fees, incurred in connection with this action. The hearing with regard to plaintiffs’ recovery of non-statutory costs was conducted on August 7 and 8, 2008.

By final order dated October 31, 2008, the plaintiffs’ petition for attorneys’ fees was granted with respect to $7,663,456 of fees. The Court did not award any non-statutory costs. On December 1, 2008, the Judgments were amended to include the $647,712.69 in statutory costs awarded by the Court on May 8, 2008, as well as $100,000 of the attorneys’ fees awarded by the Court on October 31, 2008.

On November 21, 2007, the Guez defendants filed a notice of appeal. They also filed a $49,090,491 undertaking with the Court, consisting primarily of a $43,380,491 personal surety given jointly by Gerard Guez and Jacqueline Rose Guez, bonding the monetary portions of the Judgments. By Order dated December 17, 2008 the Court determined that the undertaking was adequate absent changed circumstances. This determination serves to prevent the Company and its subsidiaries from pursuing collection of the monetary portions of the Judgments during the pendency of the appeal. The Company and its subsidiaries filed a notice of appeal on November 26, 2007, appealing, among other things, those parts of the jury’s verdicts vacated by the Court in connection with the Guez defendants’ post-trial motions. On December 5, 2008, the Company filed a notice of appeal from the Court’s orders relating to attorneys’ fees, statutory costs and non-statutory costs. The Company and its subsidiaries intend to vigorously pursue their appeals, and vigorously defend against the Guez parties’ appeal.

Bader/Unzipped litigation

This lawsuit was settled and discontinued with prejudice on March 25, 2008. The lawsuit was commenced on November 5, 2004, when Unzipped filed a complaint in the Supreme Court of New York, New York County, against Unzipped’s former president of sales, Gary Bader, alleging that Mr. Bader breached certain fiduciary duties owed to Unzipped as its president of sales, unfairly competed with Unzipped and tortiously interfered with Unzipped’s contractual relationships with its employees. On October 5, 2005, Unzipped amended its complaint to assert identical claims against Bader’s company, Sportswear Mercenaries, Ltd. On October 14, 2005, Bader and Sportswear Mercenaries filed an answer containing counterclaims to Unzipped’s amended complaint, and a third-party complaint, which was dismissed in its entirety on June 9, 2006, except with respect to a single claim that it owed Bader and Sportswear Mercenaries $72,000.

Bongo Apparel, Inc. litigation

On or about June 12, 2006, Bongo Apparel, Inc. (“BAI”) filed suit in the Supreme Court of the State of New York, County of New York, against the Company and IP Holdings alleging certain breaches of contract and other claims and seeks, among other things, damages of at least $25 million. Additionally, on or about October 6, 2006, the Company and IP Holdings filed suit in the United States District Court for the Southern District of New York against BAI and its guarantor, TKO Apparel, Inc. (“TKO”). In that complaint, the Company and IP Holdings asserted various contract, tort and trademark claims that arose as a result of the failures of BAI with regard to the Bongo men’s jeanswear business and its wrongful conduct with regard to the Bongo women’s jeanswear business. The Company and IP Holdings sought monetary damages in an amount in excess of $10 million and a permanent injunction with respect to the use of the Bongo trademark.

By Agreement and Mutual General Release dated September 15, 2008, the Company, IP Holdings, BAI, and TKO entered into an Agreement and Mutual General Release settling their disputes identified or that could have been identified in the actions set forth above (the “Settlement Agreement”). Among other things, the Settlement Agreement requires TKO to pay to the Company a total of $1,000,000 over an eight year period, and obligated the parties to dismiss all of the actions identified above with prejudice, which has occurred. Also, by Personal Guaranty dated September 15, 2008, J. Kenneth Tate and James D. Tate personally guaranteed TKO’s payment obligations arising pursuant to the Settlement Agreement.

Normal Course litigation

From time to time, the Company is also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, the Company believes that the final outcome of any of these routine matters will not have a material effect on the Company’s financial position or future liquidity.

12. Related Party Transactions

On May 1, 2003, the Company granted Kenneth Cole Productions, Inc. the exclusive worldwide license to design, manufacture, sell, distribute and market footwear under its Bongo brand. The chief executive officer and chairman of Kenneth Cole Productions is Kenneth Cole, who is the brother of Neil Cole, the Company’s Chief Executive Officer and President. During the years ended December 31, 2008, 2007 and 2006, the Company received $1.1 million, $0.7 million and $1.3 million, respectively, in royalties from Kenneth Cole Productions.

The Candie’s Foundation, a charitable foundation founded by Neil Cole for the purpose of raising national awareness about the consequences of teenage pregnancy, owed the Company $0.8 million at December 31, 2008. The Candie’s Foundation will pay-off the entire borrowing from the Company during 2009, although additional advance will be made as and when necessary. Mr. Cole’s wife, Elizabeth Cole, was employed by the Candie’s Foundation at an annualized salary of $0.1 million until May 2005. She continues to perform services for the foundation but without compensation.

The Company recorded expenses of approximately $354,000 for 2008 for the hire and use of aircraft solely for business purposes owned by a company in which the Company’s chairman, chief executive officer and president is the sole owner. There were no such expenses in 2007. Management believes that all transactions were made on terms and conditions no less favorable than those available in the marketplace from unrelated parties.

13. Operating Leases

Future net minimum lease payments under non-cancelable operating lease agreements as of December 31, 2008 are approximately as follows:

(000’s omitted)
Year ending December 31, 2009	$2,214
Year ending December 31, 2010	2,158
Year ending December 31, 2011	2,153
Year ending December 31, 2012	1,864
Year ending December 31, 2013	1,923
Thereafter	20,545

Totals	$30,857

The leases require the Company to pay additional taxes on the properties, certain operating costs and contingent rents based on sales in excess of stated amounts.

Rent expense was approximately $1.6 million, $1.0 million, and $0.7 million for the years ended December 31, 2008, 2007, and 2006, respectively. Contingent rent amounts have been immaterial for all periods.

14. Benefit and Incentive Compensation Plans and Other

The Company sponsors a 401(k) Savings Plan (the “Savings Plan”) which covers all eligible full-time employees. Participants may elect to make pretax contributions subject to applicable limits. At its discretion, the Company may contribute additional amounts to the Savings Plan. During the year ended December 31, 2008, the Company made $27,000 in contributions to the Savings Plan. The Company had no contributions for the years ended December 31, 2007 and 2006.

Stock-based awards are provided to certain employees under the terms of our 2006 Equity Incentive Plan. The Plans are administered by the Compensation Committee of the Board of Directors.

With respect to performance-based restricted common stock units, the number of shares that ultimately vest and are received by the recipient is based upon various performance criteria. Though there is no guarantee that performance targets will be achieved, the Company estimates the fair value of performance-based restricted stock based on the closing stock price on the grant date. Over the performance period, the number of shares of common stock that will ultimately vest and be issued is adjusted upward or downward based upon the Company’s estimation of achieving such performance targets. The ultimate number of shares delivered to recipients and the related compensation cost recognized as an expense will be based on the actual performance metrics as defined under the 2006 Equity Incentive Plan. Restricted common stock units are unit awards entitle the recipient to shares of common stock upon vesting annually over as much as 5 years for time-based awards or over 5 years for performance-based awards. The fair value of restricted common stock units is determined on the date of grant, based on the Company’s closing stock price.

15. Income Taxes

At December 31, 2008 the Company had available federal net operating loss carryforwards (“NOL’s”) of approximately $3.3 million, of which approximately $3 million were derived from stock options exercises, for income tax purposes, which expire in the years 2009 through 2025. As of December 31, 2008, the Company had available state and local NOL’s ranging from approximately $87 million to $128 million (inclusive of $18.8 million from exercises of stock options on the state level).

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under SFAS 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence pursuant to the requirements of SFAS 109, including current and historical results of operations, future income projections and the overall prospects of the Company’s business. Based upon management’s assessment of all available evidence, including the Company’s completed transition into a licensing business, estimates of future profitability based on projected royalty revenues from its licensees, and the overall prospects of the Company’s business, management is of the opinion that the Company will be able to utilize the deferred tax assets in the foreseeable future, and as such do not anticipate requiring a further valuation allowance. During the year ended December 31, 2008, the Company has provided an additional valuation allowance of approximately $1.7 million to offset state and local tax NOL’s which the Company believes are unlikely to be utilized in the foreseeable future.

The income tax provision (benefit) for federal, and state and local income taxes in the consolidated income statements consists of the following:

(000’s omitted)	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Current:
Federal	$13,559	$5,890	$140
State and local	446	830	—

Total current	14,005	6,720	140

Deferred:
Federal	19,531	25,388	7,195
State and local	641	(1,814)	—

Total deferred	20,172	23,574	7,195

Total provision	$34,177	$30,294	$7,335

The Company’s effective income tax rate differs from the federal statutory rate primarily as a result of a decrease in the tax rate on certain deferred tax liabilities.

The significant components of net deferred tax assets of the Company consist of the following:

	December 31,
(000’s omitted)	2008	2007
Net operating loss carryforwards	$13,148	$16,866
Receivable reserves	208	1,654
Depreciation	—	—
Federal Foreign Tax Credits	209	—
Federal Alternative Minimum Tax Credits	1,130	958
Hedging transaction	18,739	23,705
Intangibles	2,292	1,396
Contribution carryover	87	378
Equity compensations	2,576	—
Accrued compensation and other	1,781	268

Total deferred tax assets	40,170	45,225
Valuation allowance	(13,052)	(16,625)

Net deferred tax assets	27,118	28,600
Trademarks, goodwill and other intangibles	(47,029)	(24,310)
Depreciation	(1,098)	(108)
Difference in cost basis of acquired intangibles	(49,000)	(49,000)
Deferred tax liability related to FSP APB 14-1 (see note 1)	(18,865)	(23,461)
Investment in joint ventures	(2,477)	—

Total deferred tax liabilities	(118,469)	(96,879)
Total net deferred tax assets (liabilities)	$(91,351)	$(68,279)
Current portion of net deferred tax assets	$1,655	$7,442

Non current portion of net deferred assets (liabilities)	$(89,696)	$(60,837)

The following is a rate reconciliation between the amount of income tax provision at the Federal rate of 35% and provision for (benefit from) taxes on operating profit (loss):

	Year ended December, 31
(000’s omitted)	2008	2007	2006
Income tax provision computed at the federal rate of 35%	$33,980	$31,695	$13,544
Increase (reduction) in income taxes resulting from:
State and local income taxes (benefit), net of federal income tax	706	(640)	—
Change in valuation allowance	—	—	(6,200)
Tax credit	(304)	—	—
Other, net	(205)	(761)	(9)

Total	$34,177	$30,294	$7,335

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense, which were zero for the years ended December 31, 2008, 2007 and 2006.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company remains subject to examination by U.S. federal and state tax authorities for tax years 2004 through 2008.

16. Segment and Geographic Data

The Company has one reportable segment, licensing and commission revenue generated from its brands. The geographic regions consist of the United States and Other (which principally represents Canada, Japan and Europe). Long lived assets are substantially all located in the United States. Revenues attributed to each region are based on the location in which licensees are located.

The net revenues by type of license and information by geographic region are as follows:

	For the Year Ended December 31,
(000’s omitted)	2008	2007	2006
Net sales by category:
Direct-to-retail license	$54,270	$53,952	$34,349
Wholesale license	151,714	103,639	43,925
Other (commissions, sale of certain trademarks to joint venture, sale of interest in subsidiary)	10,777	2,413	2,420

	$216,761	$160,004	$80,694

Net sales by geographic region:
United States	$195,856	$150,376	$77,564
Other	20,905	9,628	3,130

	$216,761	$160,004	$80,694

17. Unaudited Consolidated Interim Financial Information

Unaudited interim consolidated financial information for the years ended December 31, 2008 and 2007 is summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)
The year ended December 31, 2008
Licensing and other revenue	$55,667	$51,700	$55,135	$54,259
Operating income	36,765	33,185	36,298	35,804
Net income	16,521	14,733	16,420	15,244

Basic earnings per share	0.29	0.26	0.28	0.26
Diluted earnings per share	0.27	0.24	0.27	0.25

The year ended December 31, 2007
Licensing and commission revenue	$30,841	$39,071	$42,681	$47,411
Operating income	22,359	29,729	29,320	40,381
Net income	12,747	14,787	15,245	17,485

Basic earnings per share	0.23	0.26	0.27	0.31
Diluted earnings per share	0.21	0.24	0.25	0.28

PROSPECTUS

Iconix Brand Group, Inc.

Common Stock

We and/or selling stockholders to be named in a prospectus supplement may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of the offering. Each time our common stock is offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

You should carefully read this prospectus and any accompanying prospectus supplement, as well as any documents incorporated by reference in this prospectus and any prospectus supplement, before you invest in our common stock.

We and/or selling stockholders may offer and sell shares of common stock to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution.

Our common stock is quoted on The Nasdaq Global Select Market under the symbol “ICON.”

Investing in our common stock involves risks. See the “Risk Factors” section contained in the applicable prospectus supplement and under similar headings in the other documents that are incorporated by reference into this prospectus and/or the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated June 1, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. By using a shelf registration statement, we and/or selling stockholders to be named in a prospectus supplement may, over time, offer and sell our common stock in one or more offerings. No limit exists on the aggregate number of shares of common stock we may sell pursuant to the registration statement. This prospectus provides you with some of the general terms that may apply to an offering of our common stock. Each time our common stock is offered, we, and/or the selling stockholders, will provide a prospectus supplement and, if applicable, a pricing supplement, that will contain specific information about the terms of that specific offering and the specific manner in which such shares may be offered. The prospectus supplement and any applicable pricing supplement may also add to, update or change any of the information contained in this prospectus. If there is an inconsistency between the information in this prospectus and a prospectus supplement, you should rely on the information in the prospectus supplement.

The information contained in this prospectus is not complete and may be changed. You should rely only on the information provided in or incorporated by reference in this prospectus, any prospectus supplement, any pricing supplement or documents to which we otherwise refer you. The information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of the date an offering pursuant to this prospectus is made. You should read carefully both this prospectus and the applicable prospectus supplement and any applicable pricing supplement, together with the additional information incorporated by reference herein as described under “Information Incorporated by Reference,” before making an investment decision. The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about us and the common stock offered under this prospectus. That registration statement can be read at the SEC website (www.sec.gov) or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

Unless otherwise specified or the context otherwise requires, the terms “Iconix,” “the Company,” “we,” “us” and “our” refer to Iconix Brand Group, Inc., a Delaware corporation, and all of its subsidiaries, and the term “you” refers to a prospective investor.

i

This prospectus and the documents incorporated by reference into this prospectus include trademarks, service marks and trade names owned by us or others. Candie’s®, Bongo®, Joe Boxer®, Rampage®, Mudd® and London Fog® are the registered trademarks of our wholly-owned subsidiary, IP Holdings LLC; Badgley Mischka® is the registered trademark of our wholly-owned subsidiary, Badgley Mischka Licensing LLC; Mossimo® is the registered trademark of our wholly-owned subsidiary, Mossimo Holdings LLC; Ocean Pacific®/OP® are the registered trademarks of our wholly-owned subsidiary, OP Holdings LLC; Danskin®/Danskin Now®, Rocawear®, Starter® and Waverly® are the registered trademarks of our wholly-owned subsidiary, Studio IP Holdings LLC; and Cannon®, Royal Velvet®, Fieldcrest® and Charisma® are the registered trademarks of our wholly-owned subsidiary, Official-Pillowtex LLC. Artful Dodger™ is owned by Scion LLC, or Scion, a joint venture in which we have a 50% interest. Ed Hardy ® is owned by Hardy Way, LLC, or Hardy Way, a limited liability company in which we have a 50% interest. Each of the other trademarks, trade names or service marks of other companies appearing in this prospectus or any prospectus supplement or information incorporated by reference into this prospectus is the property of its respective owner.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain statements that we believe are “forward-looking statements” as that term is used in the Private Securities Litigation Reform Act of 1995 and are intended to enjoy protection of the safe harbor for forward-looking statements provided by that Act. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry. Forward-looking statements include statements regarding our future financial position, performance and achievements, business strategy and plans and objectives of management for future operations.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “will,” “could,” “estimate,” “project,” “predict,” “potential,” “continue,” “anticipate,” “believe,” “plan,” “seek,” “expect,” “future” and “intend” or the negative of these terms or other comparable expressions which are intended to identify forward-looking statements. These statements are only predictions and are not guarantees of future performance. They are subject to known and unknown risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause our actual results to differ materially from those expressed or forecasted in, or implied by, the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” in documents incorporated by reference herein, and those described in any applicable prospectus supplement including in documents incorporated by reference therein. Given these uncertainties, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our view only as of the date such statements are made.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

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THE COMPANY

We are a brand management company engaged in licensing, marketing and providing trend direction for our portfolio of owned consumer brands. We currently own 17 brands: Candie’s, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd, London Fog, Mossimo, Ocean Pacific/OP, Danskin/Danskin Now, Rocawear, Cannon, Royal Velvet, Fieldcrest, Charisma, Starter and Waverly. We license our brands to leading retailers, wholesalers and suppliers for use across a wide range of product categories, including apparel, footwear, sportswear, fashion accessories, home products and décor, and beauty and fragrance. In addition, Scion owns the Artful Dodger brand and Hardy Way owns the Ed Hardy brand and trademarks. Our brands are sold across a variety of distribution channels, from the mass tier to the luxury market. We support our brands with innovative advertising and promotional campaigns designed to increase brand awareness, and provide our licensees with coordinated trend direction to enhance product appeal and help maintain and build brand integrity.

We were incorporated under the laws of the State of Delaware in 1978. Our principal executive offices are located at 1450 Broadway, New York, New York 10018 and our telephone number is (212) 730-0030. Our website address, which we have included in this document as an inactive textual reference only, is www.iconixbrand.com. The information on our website does not constitute part of this prospectus or any accompanying prospectus supplement.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of our common stock as set forth in the applicable prospectus supplement. We will not receive any proceeds from the sale of any shares of common stock offered by selling stockholders.

DESCRIPTION OF CAPITAL STOCK

Our amended and restated certificate of incorporation provides that our authorized capital stock consists of 150,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.01 par value. As of May 1, 2009, there were 59,287,902 shares of our common stock outstanding held of record by 2,122 stockholders and no shares of preferred stock outstanding. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are only summaries, and we encourage you to review complete copies of our amended and restated certificate of incorporation and amended and restated bylaws, which we have previously filed with the SEC.

Common stock

Subject to the rights specifically granted to holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to vote together as a class on all matters submitted to a vote of our stockholders and are entitled to any dividends that may be declared by our board of directors. Our common stockholders do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Our common stockholders have no preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, upon payment therefor, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of our Series A preferred stock, described below, and any other shares of our preferred stock we may issue in the future.

Preferred stock

General

We have one designated class of preferred stock, our Series A junior participating preferred stock, described below, that was designated in connection with our adoption of a rights plan in January 2000, also described below. Our board of directors may from time to time authorize the issuance of one or more additional classes or series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to, among other things, issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting the payment of dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock;

•	delaying or preventing a change in control without further action by the stockholders; or

•	decreasing the market price of our common stock.

Series A junior participating preferred stock

Currently, there are no shares of our Series A junior participating preferred stock, par value $0.01 per share, referred to as our Series A preferred stock, outstanding. Such shares are issuable only in the event holders of our common stock exercise their “rights,” described below, to purchase such shares in accordance with the terms of our rights plan. Each share of Series A preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Holders of shares of Series A preferred stock will have 1,000 votes per share and will vote together with the holders of our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, holders of our Series A preferred stock will be entitled to receive, per each share of Series A preferred stock, 1,000 times the amount received per each share of our common stock. These rights are protected by customary antidilution provisions. The Series A preferred stock is not redeemable.

Rights

General

On January 26, 2000, our board of directors declared a dividend of one preferred share purchase right, referred to as a right, for each outstanding share of common stock outstanding as of February 11, 2000, and on each share of common stock issued thereafter until the distribution date, described below. As a result, since such date, each share of common stock that has been issued and each share of common stock that is issued prior to the distribution date, including those issued in this offering, has and will have a right attached to it, so that all of our outstanding shares of common stock have attached rights, until the distribution date.

Each right entitles its registered holder to purchase one one-thousandth of a share of our Series A preferred stock at a price of $6 per each one one-thousandth (1,000th) of a share, subject to adjustment in certain circumstances. Because of the nature of the dividend, liquidation and voting rights of the Series A preferred stock, the value of the one one-thousandth interest in a share of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

The description and terms of the rights are set forth in a Rights Agreement between us and Continental Stock Transfer & Trust Company, as rights agent, a copy of which has previously been filed by us with the SEC. The following description of the rights does not purport to be complete and is qualified in its entirety by reference to that agreement.

Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired beneficial ownership of 15% or more of our outstanding common stock or (b) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock, the earlier of such dates being called the “distribution date,” each right is evidenced by the stock certificate of the share of common stock to which such right is attached.

The rights are not exercisable until the distribution date and they expire on January 26, 2010, unless such date is extended or unless they are earlier redeemed or exchanged by us, in each case as described below.

The terms of the rights may be amended by our board without the consent of the holders of the rights, including an amendment to lower thresholds described above within certain designated parameters.

Until a right is exercised, its holder, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

The rights have certain anti-takeover effects as described below. The rights may cause substantial dilution to a person or group that attempts to acquire our company upon terms not approved by our board of directors, and under certain circumstances the rights beneficially owned by such a person or group may become void. The rights should not interfere with any merger or other business combination which is approved by our board, since it may redeem the then outstanding rights as discussed below.

Anti-dilution adjustments

The purchase price payable and the number of shares of Series A preferred stock or other securities or property issuable upon exercise of the rights are each subject to adjustment under certain circumstances to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A preferred stock, (ii) upon the grant to holders of the Series A preferred stock of certain rights, warrants or convertible securities exercisable for or convertible into shares of Series A preferred stock at a price that is less than the then-current market price of the Series A preferred stock or (iii) upon the distribution to holders of the Series A preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Series A preferred stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-thousandths interests in a share of Series A preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of our common stock or a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

“Poison pill” adjustment

In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person and its affiliates, associates and transferees (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value equal to two times the then exercise price of the right. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an acquiring person in a transaction with such acquiring person or group, each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which, at the time of the transaction has a market value equal to two times the exercise price of the right. In each case, there are exceptions for transactions that have received the prior approval of our board of directors.

Our right to exchange

At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of our outstanding shares of common stock, our board of directors may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a share of Series A preferred stock (or of a share of our preferred stock having equivalent rights, preferences and privileges), per right, subject to adjustment.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1%. No fractional shares of Series A preferred stock will be issued, other than fractions which are integral multiples of one one-thousandth of a share, and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A preferred stock on the last trading day prior to the date of exercise.

Our right to redeem

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of our outstanding shares of common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right, payable in cash or shares of common stock. The redemption of the rights may be made effective at such time, on such basis, and with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise them will terminate and the only remaining right of the holders with respect thereto will be to receive the redemption price.

Anti-takeover considerations and special provisions of Delaware law, our certificate of incorporation and our bylaws

Delaware anti-takeover law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an interested stockholder);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of our assets.

However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;

•

after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•

on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Certificate of incorporation and bylaws

A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

Meetings of stockholders. Our bylaws provide that annual meetings of our stockholders may take place at the time and place established by our board of directors. A special meeting of our stockholders may be called at any time by the board or by any officer instructed by the directors to call the meeting.

Filling of board vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office.

Amendment of the bylaws. Our bylaws may be amended or repealed by our board of directors or our stockholders.

Transfer agent, warrant agent and registrar

Continental Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

SELLING STOCKHOLDERS

Information about selling stockholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC which are incorporated by reference into this prospectus.

PLAN OF DISTRIBUTION

We and any selling stockholder may sell shares of our common stock in any of three ways (or in any combination) from time to time:

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The applicable prospectus supplement will set forth the terms of the offering of such shares, including:

•	the name or names of any underwriters, dealers or agents and the amounts of shares underwritten or purchased by each of them; and

•	the public offering price of the shares and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We and any selling stockholder may effect the distribution of the shares from time to time in one or more transactions either:

•	at a fixed price or at prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

If underwriters are used in the sale of any shares, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares if they purchase any of the shares (other than any shares purchased upon exercise of any option to purchase additional shares).

Any selling stockholders may also resell all or a portion of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or Securities Act, in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of that rule, Section 4(1) of the Securities Act or other applicable exemptions, regardless of whether the securities are covered by the registration statement of which this prospectus forms a part.

We and any selling stockholder may sell the shares through agents from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. In addition, we or any selling stockholder may enter into derivative, sale or forward sale transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, a third party may use securities borrowed from us or others to settle such sales and may use securities received from us, any selling stockholder or others to settle those sales to close out any related short positions. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). We and any selling stockholder may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

Any selling stockholders, underwriters, broker-dealers and agents that participate in the distribution of the shares may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. Additionally, because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

Agents, underwriters and dealers may be entitled under relevant agreements with us or any selling stockholder to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof. The terms and conditions of any indemnification or contribution will be described in the applicable prospectus supplement. We may pay any or all expenses incurred with respect to the registration of the shares of common stock owned by any selling stockholders, other than underwriting fees, discounts or commissions, which will be borne by the selling stockholders.

Underwriters, broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us or any selling stockholder. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by us or any selling stockholder may arrange for other broker-dealers to participate in the resales. Maximum compensation to any underwriters, dealers or agents will not exceed any applicable NASD limitations.

Underwriters or agents may purchase and sell the shares in the open market. These transactions may include over-allotments, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotments involve sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with an offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the shares are traded, in the over-the-counter market or otherwise.

Our common stock is quoted on the Nasdaq Global Market under the symbol “ICON.”

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may be customers of, engage in transactions with, or perform services for us or the selling stockholders in the ordinary course of business.

The specific terms of any lock-up provisions in respect of any given offering of common stock will be described in the applicable prospectus supplement.

The place and time of delivery for securities will be set forth in the accompanying prospectus supplement for such securities.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act, and we file reports, proxy statements and other information with the SEC.

You may read and copy any of the reports, statements, or other information we file with the SEC at its Public Reference Section at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC.

Our internet address is www.iconixbrand.com. We make available free of charge, on or through our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

This prospectus constitutes a part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and our securities, we refer you to the registration statement and the accompanying exhibits and schedules. The registration statement has been electronically filed and can be obtained in any manner listed above. Statements contained in this prospectus regarding the contents of any contract or any other document filed as an exhibit are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them. This means that we may disclose important information to you by referring you to other documents filed separately with the SEC. The information we incorporate by reference into this prospectus is legally deemed to be a part of this prospectus, except for any information superseded by other information contained in, or incorporated by reference into, this prospectus. Our SEC file number for documents we file under the Exchange Act is 001-10593.

The following documents filed by us with the SEC are hereby incorporated by reference in this prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2008;

•	our quarterly report on Form 10-Q for three months ended March 31, 2009;

•	our current report on Form 8-K (Items 1.01, 3.02 and 9.01(d)(Exhibit 10.1) only) for the event dated May 4, 2009;

•	our current report on Form 8-K for the event dated June 1, 2009 which supersedes Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations and

Audited Consolidated Financial Statements in our annual report on Form 10-K for the fiscal year ended December 31, 2008; and

•

the description of our common stock and our preferred share purchase rights contained in our registration statement on Form 8-A, filed with the SEC and all amendments or reports filed by us for the purpose of updating those descriptions.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the dates of filing of such reports and other documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for such copies should be directed to our corporate secretary, at the following address or by calling the following telephone number:

Iconix Brand Group, Inc.

1450 Broadway

New York, New York 10018

(212) 730-0030

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Blank Rome LLP, New York, New York. If legal matters in connection with offerings made by this prospectus and any prospectus supplement will be passed on by counsel for any underwriters, dealers, agents or selling stockholders, if any, counsel will be named in the applicable prospectus supplement.

EXPERTS

The financial statements and schedule as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 incorporated by reference in this prospectus supplement and the accompanying prospectus have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, also incorporated by reference, given on the authority of said firm as experts in auditing and accounting.

10,000,000 Shares

Iconix Brand Group, Inc.

Common Stock

Prospectus Supplement

June     , 2009

Barclays Capital

Lazard Capital Markets

Credit Suisse